                                                 Filed pursuant to Rule 424(b)4
                                                     Registration No. 333-62985
                               2,200,000 Shares

                               pcOrder.com, Inc.
[pcOrder.com, Inc. LOGO]
                             Class A Common Stock
                          (par value $0.01 per share)

                               ----------------

  All of the 2,200,000 shares of Class A Common Stock offered hereby are being sold by pcOrder.com, Inc. ("pcOrder" or the "Company"). Prior to this offering, there has been no public market for the Class A Common Stock of the Company. For factors to be considered in determining the initial public offering price, see "Underwriting".

  The underwriters have made available up to 200,000 shares of Class A Common Stock for sale at the initial public offering price to employees of the Company and certain other purchasers.

  See "Risk Factors" beginning on page 8 for certain considerations relevant to an investment in the Class A Common Stock.

  The shares of Class A Common Stock have been approved for quotation on the Nasdaq National Market under the symbol "PCOR".

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED   UPON  THE   ACCURACY   OR   ADEQUACY   OF  THIS   PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                         Initial Public Underwriting Proceeds to
                                         Offering Price Discount(1)  Company(2)
                                         -------------- ------------ -----------
Per Share...............................     $21.00        $1.47       $19.53
Total(3)................................  $46,200,000    $3,234,000  $42,966,000

--------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Before deducting estimated expenses of $1,200,000 payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 330,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be $53,130,000, $3,719,100 and $49,410,900, respectively. See
    "Underwriting".

                               ----------------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about March 3, 1999, against payment therefor in immediately available funds.

Goldman, Sachs & Co.
                              Credit Suisse First Boston
                                                                       SG Cowen

                               ----------------

               The date of this Prospectus is February 25, 1999.

Inside Front Cover
Heading: Company logo
Subheading:"Moving the Computer Industry to the Web".
Graphic: Graphic illustrating computers connecting manufacturers, distributors, corporate buyers and resellers/retailers.
             Centered heading of Graphic: "powered by pcOrder.Com"
Graphic subheading: "pcOrder Is a Leading Provider of Internet-Based E-Commerce Solutions that Enable the Computer Industry's Suppliers, Resellers and End-Users to Buy and Sell Computer Products Online".





                               ----------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

Gatefold

Heading:           "pcOrder.com Moving the Computer Industry to the Web"

Subheadings:       "Software-Content-Community"

Software Graphic:  Computer Screen illustrating product searches
                   Software Graphic Subheading: "Comprehensive E-Commerce Software Solutions"
                   Software Graphic Text: "pcOrder's applications are designed to allow computer industry participants to automate product searches, comparisons, configurations, pricing, financing and ordering. The Company believes that the flexibility of pcOrder's applications enables computer industry companies to build innovative e-commerce strategies."

Content Graphic:   Computer screen illustrating utilization of pcOrder's content database
                   Content Graphic Subheading: "Extensive Database of Computer
                   Product Information"
                   Content Graphic Text: "pcOrder's content database aggregates product pricing and availability data for more than 600,000 product SKUs from over 1,000 manufacturers, including compatibility and technical information. This standardized data makes it easy to buy and sell customized computer products online.

Community Graphic: Illustration of computers moving on a conveyor belt from manufacturer to retail outlet. Includes Company logo Community Graphic Subheading: "E-Commerce Community" Community Graphic Text: "pcOrder's e-commerce solutions are designed to connect the entire computer industry supply chain, increasing efficiency and enabling new business models. The Company believes that the value of the e-commerce network grows with each computer industry member linked to pcOrder's solution."

Graphic: Graphic illustrating computers connecting manufacturers, distributors, corporate buyers and resellers/retailers. Centered heading of Graphic: "powered by pcOrder.com."

Text:              "pcOrder's E-commerce Solutions are Designed to Enable:
                   * Online Ordering and Sales
                   * Build to Order and Channel Assembly Strategies
                   * Efficient Inventory Management
                   * Industry Data Standardization

Heading:           "Adoption by Market Leaders"
                   Logos of the following customers: CompUSA Inc., Hewlett-Packard Company, Kingston Technology Corporation, CompuCom Systems, Inc., Pinacor, Inc., GE Capital Corp., Nortel Networks Inc., Tech Data Corporation, MicroAge Integration Company, CMP Publications Inc., Comark Inc., PC Wholesale and Ingram Micro Inc.


Text: "Other customers include Compaq Computer Corporation, IBM Corporation, MCI Systemhouse Corporation and General Electric Capital Information Technology Services."

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including information under "Risk Factors". As used herein, "Trilogy" refers to Trilogy Software, Inc. and its predecessor entities, including Trilogy Development Group, Inc. As used herein, "Trilogy Options" refers to options to purchase an aggregate of 155,000 shares (the "Trilogy Option Shares") of the Company's Class A Common Stock granted as of February 25, 1999 by Trilogy to certain of its employees, which shares of Class A Common Stock underlying the Trilogy Options are issuable to Trilogy upon conversion by Trilogy of the shares of Class B Common Stock held by Trilogy. The Trilogy Options do not become exercisable prior to 180 days after the date of this Prospectus. Except as otherwise noted, all information in this Prospectus, including share and per share information, assumes no exercise of the Underwriters' over-allotment option, assumes the reclassification of all outstanding shares of Common Stock held by Trilogy into Class B Common Stock and all other shares of Common Stock issued and outstanding or issuable pursuant to previously granted options into Class A Common Stock, which became effective on February 2, 1999, and assumes no exercise of the Trilogy Options. See "Description of Capital Stock" and "Underwriting".

                                  The Company

  pcOrder is a leading provider of Internet-based electronic commerce solutions that enable the computer industry's suppliers, resellers and end users to buy and sell computer products online. The Company's solutions are designed to increase the efficiency and effectiveness of the sales, marketing and distribution of computer products and to enable members of the industry to take advantage of the increasing adoption of e-commerce. Forrester Research, Inc. estimates that the business-to-business e-commerce market will grow from $43 billion in 1998 to $1.3 trillion by 2003. In addition, Forrester believes that computer products (including wholesale and retail equipment, software, semiconductors and manufacturing) is the largest and fastest growing segment, by revenue, in business-to-business e-commerce.

  The Company's comprehensive offering consists of software applications and content databases which enable industry participants to buy and sell computer products online by increasing the automation of product search, comparison, configuration, pricing, financing, ordering and reseller selection. The Company believes that it is uniquely positioned to deliver these solutions through its:
(i) ability to offer a broad set of advanced front-office and e-commerce software applications, including configuration and pricing; (ii) position as a leading content provider of computer product and compatibility information; and
(iii) experience in delivering industry-specific functionality and integrations into business systems of computer industry participants.

  The Company's solutions have been adopted by market leaders including Compaq Computer Corporation, CompuCom Systems, Inc., CompUSA Inc., CMP Publications Inc., GE Capital Corp., Hewlett-Packard Company, Ingram Micro Inc., International Business Machines Corporation, Kingston Technology Corporation, MCI Systemhouse Corp., MicroAge Integration Company, Nortel Networks Inc., PC Wholesale, Pinacor, Inc. and Tech Data Corporation. In 1998, over $3 billion of quotes for computer products had been generated using the Company's solutions, representing use by more than 3,500 sales representatives from over 500 resellers. Since 1996, the Company's revenues have grown from $5.9 million to $21.7 million in 1998.

  The Internet and Internet-related technologies are revolutionizing the way businesses and consumers communicate, share information and conduct business. Businesses are increasingly replacing paper-based transactions and communications with e-commerce solutions in an effort to reduce costs, decrease inventories and shorten time-to-market. The Company believes that the computer industry is particularly well-suited to the use of Internet-enabled e-commerce solutions due to the large size and fragmented nature of the industry, its high costs of sales and distribution, and its propensity to embrace technology for automating processes. In addition, rapid technological change has resulted in the continuing decline of component prices and shorter life cycles of computer products. Such pressures have heightened the importance for industry participants to employ build-to-order and configure-to-order models in order to reduce inventories, improve the ability to gauge and meet changing customer demands, and shorten time-to-market by enabling just-in-time component acquisition. The Company believes that a key capability required to address these needs is real-time access to information, providing seamless configuration and pricing at the point-of-sale.

  The Company believes that there is a significant need for an independent, industry-wide solution to enable the buying and selling of computer products online. The Company leverages Internet technologies to provide comprehensive e-commerce solutions designed to increase sales and marketing productivity, meet end-user demand for online ordering, reduce costs and shorten order fulfillment cycles for industry participants. The Company's solutions include software applications that are designed to increase the automation of product search, comparison, configuration, pricing, financing and ordering, combined with what the Company believes is the industry's largest content database consisting of detailed product, categorization, compatibility, pricing and availability information on more than 600,000 product SKUs from over 1,000 manufacturers.

  The Company is a party to a technology license agreement with its parent company, Trilogy, which provides pcOrder with the ability to leverage Trilogy's front-office and e-commerce software applications, including one of the industry's leading configuration and pricing engines. The Company has extended these applications to support the specific configuration and pricing rules of the computer industry in order to help industry sales representatives and end users quickly and accurately build custom-configured systems across multiple vendors.

  In addition to its development of software applications and content databases, the Company has integrated its software with the systems of leading industry suppliers for such functions as order placement, pricing, inventory and order status queries, financing and credit approval. Through these integrations, pcOrder's customers can establish or enhance electronic links with their business partners. Furthermore, the Company provides software integration, customization, training and Web hosting services designed to ensure the successful deployment of its solutions.

  The Company believes that its position as an independent third-party provider, combined with its industry focus and experience, has enabled it to build product functionality, content and supplier integrations that address the diverse requirements of manufacturers, distributors, resellers, retailers, other industry participants and end users, including corporate buyers and consumers. Accordingly, the Company believes that it is able to offer more cost-effective and rapid time-to-market solutions for e-commerce than the proprietary development efforts of industry participants. To the extent that the Company continues to develop and enhance its software applications, content databases and supplier integrations, pcOrder believes that the incentive for companies to outsource these e-commerce services to the Company will increase.

                                    Strategy

  The Company's objective is to be the leading e-commerce technology and content provider to the computer industry. The key elements of the Company's strategy are as follows:

  . Leverage Internet technologies to provide communication capability and support complex transactions across a range of computer industry participants;

  . Broaden adoption of the Company's e-commerce solutions through relationships with computer industry market leaders;

  . Extend the Company's position as an industry-leading source of product information;

  . Leverage the Company's position as an independent third-party solutions provider to achieve broad market adoption; and

  . Expand software applications functionality to increase automation of the sales, marketing, and channel management functions of the industry.

                           Relationship with Trilogy

  The Company was established as a separate business unit within Trilogy, its parent corporation, on July 1, 1993, and was incorporated under the laws of Delaware on July 18, 1994. The Company believes Trilogy is a leading provider of sales, marketing and business-to-business e-commerce applications. Trilogy's software solutions are designed to integrate each function in a company's sales and marketing operation, including pricing management, product management, sales, commissions, promotions, contract management and channel management. In addition, Trilogy's software solutions are designed to enable companies to engage in e-commerce as well as improve channel management processes. The Company has customized the technology it licenses from Trilogy to create solutions targeted at the computer industry. In addition, pcOrder's solutions provide customers with configuration logic that is used to configure systems, and provide customers with pricing and availability information on over 600,000 product SKUs from over 1,000 manufacturers.

  The Company has a non-exclusive, worldwide, royalty-bearing license to certain of Trilogy's front office automation software. The Company and Trilogy have entered into a Technology, Services and License Agreement, a Management Services Agreement and a Tax Allocation Agreement (the "Inter-Company Agreements") which define the ongoing relationship between the two companies. The Company believes that Trilogy does not currently compete directly with the Company. However, Trilogy may in the future compete directly or indirectly with the Company. For a description of the terms of the Inter-Company Agreements, see "Relationship with Trilogy".

  Following this offering, Trilogy will own 12,757,000 shares of Class B Common Stock of the Company, representing approximately 84.0% of the outstanding Common Stock of the Company (approximately 82.3% if the Underwriters' over-allotment option is exercised in full) and approximately 97.7% of the total voting power of the Common Stock. Except with respect to the Trilogy Options, Trilogy has informed the Company that it does not intend to sell any of its shares in the near future. However, other than an agreement not to sell any shares for 180 days after the date of this Prospectus without the prior consent of Goldman, Sachs & Co., Trilogy is not contractually restricted from selling such shares.

  The Company's principal executive offices are located at 5000 Plaza on the Lake, Austin, Texas 78746. Its telephone number at that location is (512) 684-1100.

  pcOrder(R), pcOrder.com(R), pcOrder Labs(TM), CommerceStation(TM), VIPER(TM), Channel Assembly Module(TM), Web Storefront(TM), Sales Desktop(TM), Customer Desktop(TM), TechBuyer(TM), TechBuyer Customer Desktop(TM) and "Moving the Computer Industry to the Web"(TM) are registered and unregistered trademarks, service marks and trade names of the Company. This Prospectus also contains trademarks, service marks and trade names other than those identified in this paragraph, all of which are the property of their respective holders. Information contained in the Company's Web site does not constitute a part of this Prospectus.

                                  The Offering

Class A Common Stock offered
 by the Company..............   2,200,000 shares
Common Stock to be
 outstanding after this
 offering:
 Class A Common Stock........   2,391,602 shares(1)
 Class B Common Stock........  12,757,000 shares
 Total Common Stock..........  15,148,602 shares(1)
Relative rights of Class A
 Common Stock and Class B      The Class A Common Stock and Class B Common
 Common Stock................  Stock have substantially identical rights other than with respect to voting, conversion and
                               transfer. Except as otherwise required by the
                               Company's Certificate of Incorporation or
                               applicable law, the Class B Common Stock
                               entitles its holders to eight votes per share
                               while the Class A Common Stock entitles its
                               holders to one vote per share on all matters
                               submitted to a vote or for the consent of
                               stockholders. Except as otherwise required by
                               the Company's Certificate of Incorporation or
                               applicable law, the Class A Common Stock and
                               Class B Common Stock will vote together as a
                               single class on all matters submitted to a vote
                               or for the consent of stockholders. As of the
                               date of this Prospectus, Trilogy holds all of
                               the Company's outstanding shares of Class B
                               Common Stock. Prior to a distribution described
                               in Section 355 of the Internal Revenue Code by
                               Trilogy of its shares of Class B Common Stock (a
                               "tax free spin-off"), the shares of Class B
                               Common Stock are convertible at any time at the
                               option of the holder into shares of Class A
                               Common Stock on a one-for-one basis. Prior to a
                               tax free spin-off, each outstanding share of
                               Class B Common Stock will automatically be
                               converted into one share of Class A Common Stock
                               upon any transfer of such share, if after the
                               transfer such share is not owned by Trilogy,
                               Trilogy, Inc. (Trilogy's parent), an affiliate
                               of Trilogy, Inc. or a non-affiliate of Trilogy,
                               Inc. which acquires more than 50% of the then
                               outstanding Class B Common Stock in a single
                               transaction. Upon a transfer of more than 50% of
                               the then outstanding Class B Common Stock held
                               by Trilogy to a non-affiliate in a single
                               transaction, any remaining shares of Class B
                               Common Stock held by Trilogy, Trilogy, Inc. or
                               an affiliate of Trilogy, Inc., shall
                               automatically be converted into an equal number
                               of shares of Class A Common Stock. In addition,
                               subject to certain conditions, each outstanding
                               share of Class B Common Stock will automatically
                               be converted into one share of Class A Common
                               Stock upon the fifth anniversary of the first
                               transfer of Class B Common Stock in a tax free
                               spin-off. However, after the tax free spin-off
                               and prior to such fifth anniversary, shares of
                               Class B Common Stock will not be convertible
                               into shares of Class A Common Stock, with the
                               exception of any shares of Class B Common Stock
                               held by Trilogy, Trilogy, Inc. or an affiliate
                               of Trilogy, Inc., which shares shall
                               automatically convert into an equal number of
                               shares of Class A Common Stock upon the tax free
                               spin-off. See "Description of Capital Stock".
Controlling stockholders.....  Prior to this offering Trilogy owns 12,757,000 shares of Class B Common Stock or 98.3% of the
                               total outstanding Common Stock, representing
                               approximately 99.8% of the total voting power of
                               the Common Stock. After this offering, Trilogy's
                               ownership of the Class B Common Stock will
                               represent approximately 84.0% of the total
                               outstanding Common Stock and approximately 97.7%
                               of the total voting power of the Common Stock.
                               See "Risk Factors--Control by and Relationship
                               with Trilogy", "--Risks Associated with
                               Dependence on Trilogy; Limited Independent
                               Operating History; Potential Conflicts of
                               Interest", "--Possible Future Sales of Common
                               Stock by Trilogy" and "Principal Stockholders".
Use of proceeds..............  For general corporate purposes, including capital expenditures and working capital. See
                               "Use of Proceeds".
Nasdaq National Market
 symbol......................  "PCOR"

--------
(1) Based on the number of shares outstanding as of December 31, 1998. Excludes
    (i) 3,207,074 shares of Class A Common Stock issuable upon the exercise of outstanding stock options under the Company's 1996 Stock Option Plan (the "1996 Option Plan") at a weighted average exercise price of $4.00 per share and (ii) an additional 144,324 shares of Class A Common Stock reserved for future grant under the 1996 Option Plan. Also excludes the right under the terms of an applications subscription agreement to require the Company to grant to a customer an option to purchase up to 320,000 shares of Class A Common Stock if one of specified certain events occurs, including an initial public offering. As of December 31, 1998, no specified event had occurred and the option was not outstanding. See "Management--1996 Stock Option Plan", "--Agreement Regarding Grant of Options" and Note 8 of Notes to Financial Statements.

                             Summary Financial Data
                     (in thousands, except per share data)

                                            Year Ended December 31,
                                  -----------------------------------------------
                                    1994      1995     1996      1997      1998
Statement of Operations Data:     --------  -------- --------  --------  --------
Revenues:
 Software and subscriptions...... $     --  $  1,836 $  3,633  $  6,475  $ 12,651
 Content and services............      515     1,887    2,249     4,114     9,063
                                  --------  -------- --------  --------  --------
   Total revenues................      515     3,723    5,882    10,589    21,714
                                  --------  -------- --------  --------  --------
Cost of revenues:
 Software and subscriptions......      148       818      822     1,023     3,242
 Content and services............      390       953    1,112     2,553     7,068
                                  --------  -------- --------  --------  --------
   Total cost of revenues........      538     1,771    1,934     3,576    10,310
                                  --------  -------- --------  --------  --------
Gross profit (loss)..............      (23)    1,952    3,948     7,013    11,404
Operating expenses:
 Research and development........      106       660    1,168     1,129     4,292
 Selling and marketing...........       72       577    2,555     4,793    12,151
 General and administrative......       --       116      726     1,792     3,689
 Amortization of deferred stock
  and stock compensation expense.       --        --       --        --     1,468
                                  --------  -------- --------  --------  --------
   Total operating expenses......      178     1,353    4,449     7,714    21,600
                                  --------  -------- --------  --------  --------
Operating income (loss)..........     (201)      599     (501)     (701)  (10,196)
Interest income..................       --        --       --        --       172
                                  --------  -------- --------  --------  --------
Income (loss) before income
 taxes...........................     (201)      599     (501)     (701)  (10,024)
Income tax provision
 (benefit)(1)....................      (68)      207     (191)      427      (386)
                                  --------  -------- --------  --------  --------
Net income (loss)(1)............. $   (133) $    392 $   (310) $ (1,128) $ (9,638)
                                  ========  ======== ========  ========  ========
Basic and diluted net income
 (loss) per share(1)............. $  (0.10) $   0.03 $  (0.02) $  (0.09) $  (0.75)
                                  ========  ======== ========  ========  ========
Weighted average shares
 outstanding.....................    1,280    12,800   12,800    12,800    12,861
                                  ========  ======== ========  ========  ========

                                                           December 31, 1998
                                                         -----------------------
                                                         Actual   As Adjusted(2)
                                                         -------  --------------
Balance Sheet Data:
Cash and cash equivalents............................... $ 4,726     $46,908
Working capital (deficit)(3)............................  (9,045)     33,386
Total assets............................................  12,254      53,771
Stockholders' equity (deficit)..........................  (8,545)     33,221

--------
(1) The unaudited pro forma income tax benefit, unaudited pro forma net loss and unaudited pro forma basic and diluted net loss per share for the year ended December 31, 1998 computed as if the Company filed a separate income tax return is $292,000, $9,732,000 and $.76 per share, respectively.
(2) Adjusted to give effect to the receipt by the Company of the net proceeds from the sale of the 2,200,000 shares of Class A Common Stock offered by the Company hereby. See "Use of Proceeds" and "Capitalization".
(3) Working capital (deficit) at December 31, 1998 includes the effect of deferred revenue of $10,428,000.

                      Risk of Reliance on Recent Publicity

  The November 30, 1998 issue of Forbes magazine contains an article regarding the Company. The Forbes article included statements resulting directly or indirectly from interviews with Ross A. Cooley and Christina C. Jones, the Company's Chief Executive Officer and President, respectively, with representatives of Forbes magazine. The statements in the Forbes article were not intended to be relied upon by potential investors in making an investment decision to purchase the Class A Common Stock offered hereby. Furthermore, the Company disclaims all the information contained in the Forbes article for purposes of this offering, and prospective investors should not rely on such information or any other information not contained in this Prospectus in making an investment decision to purchase the Class A Common Stock offered hereby. For a more detailed discussion of the Forbes article, see "Risk Factors--Risk of Reliance on Recent Publicity".

                                 RISK FACTORS

  In addition to the other information in this Prospectus, prospective purchasers of the Class A Common Stock offered hereby should carefully consider the following factors in evaluating the Company and its business. This Prospectus contains certain forward-looking statements. These statements involve risks and uncertainties, and actual results could differ materially from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and for the reasons described elsewhere in this Prospectus. All forward-looking statements and reasons why results may differ included in this Prospectus are made as of the date hereof, and the Company assumes no obligation to update any such forward-looking statement or reasons why actual results might differ.

Limited Operating History; History of Losses and Anticipated Continuing Operating Losses

  The Company was established as a separate business unit within Trilogy on July 1, 1993, was incorporated on July 18, 1994 and began to recognize revenue in April 1994. A majority of the Company's significant customers entered into their agreements with the Company only since the third quarter of 1997. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based and is subject to all of the risks inherent in the establishment of a new business enterprise. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as the markets addressed by the Company. To address these risks, the Company must, among other things, manage its growth, significantly expand its sales and marketing organization, successfully develop new products and product enhancements, achieve market acceptance of its products and services and respond to competitive developments. There can be no assurance that the Company will be successful in addressing these risks, that the Company's past revenue growth will continue in the future or that the Company will achieve profitability in the future or, if achieved, that the Company will maintain profitability on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

  Except for a small operating profit in 1995, the Company has incurred annual losses from operations since its inception on July 1, 1993, and the Company expects to continue to incur losses from operations on both a quarterly and an annual basis for the foreseeable future. At December 31, 1998, the Company had an accumulated deficit of $11.0 million. The Company believes that its future profitability and success, if any, will depend in large part on, among other things, its ability to maintain and expand relationships with computer products manufacturers, distributors, resellers, retailers, other industry participants and end-users, including corporate buyers and consumers, and its ability to successfully enter into new relationships with such participants. To date, the Company has achieved only limited penetration of its current customers. A key element of the Company's strategy is to increase its penetration of existing customer accounts through the sale of its products and services that offer greater functionality and have higher revenue potential. In order to implement this strategy, the Company intends to significantly expand its sales and marketing organization, which will require substantial financial, personnel and management expenditures. In the event that these or other initiatives undertaken by the Company do not result in significantly increased revenues, the Company's business, financial condition and results of operations would be materially and adversely affected. The Company's business is still in an emerging stage, and revenue and income potential from the Company's business is unproven, making an evaluation of the Company and its prospects difficult. There can be no assurance that the Company's revenues will increase or even continue at their current levels or that the Company will achieve or maintain profitability or generate cash from operations in future periods. See "--Significant Fluctuations in Future Operating Results", "--Risks Associated with Emerging Market for E-Commerce; Unproven Business Model" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Significant Fluctuations in Future Operating Results

  The Company's revenues and operating results have in the past fluctuated significantly and are expected to fluctuate significantly in the future due to a combination of factors, many of which are outside of the Company's control. Factors that may materially and adversely affect the Company's future revenues and operating results include, but are not limited to, the Company's ability to significantly expand its sales and marketing organization, the Company's ability to successfully develop new and enhanced products, the Company's ability to manage its growth, the level of demand for the Company's products, the timing and amount of license payments from the Company's customers, the Company's ability to retain existing customers and increase sales to such customers, the timing and volume of new orders and the Company's capacity to fulfill such orders, the Company's ability to maintain or increase current rates of sales productivity, the level of product and price competition, the announcement or introduction of new or enhanced products and services by the Company or its competitors, the Company's ability to upgrade and develop its internal control systems, the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business and sales and marketing infrastructure, downtime of the Company's systems or Internet capacity or reliability problems, risks associated with the Company's relationship with Trilogy, the Company's ability to attract and retain key technical, sales and managerial personnel, the growth in the use and acceptance of, and activity on, the Internet, World Wide Web ("Web") and Internet-related technologies, particularly by corporate, institutional and government users for the purchase of computer products, the extent to which unauthorized access and use of online information is perceived as a threat to network security, customer budgets, seasonal trends in customer purchasing and general economic conditions. In response to competitive pressures or new product introductions, the Company may take certain pricing or marketing actions that could materially and adversely affect the Company's operating results. In addition, the timing and amount of revenues associated with particular sales can vary significantly based upon (i) the number of products that are accessed and the number of authorized users, and (ii) whether the fees are perpetual or subscription-based. The Company has in the past recognized, and may in the future be required to recognize, a significant portion of revenue derived from license agreements with its customers in a single fiscal quarter, which can cause significant variations in quarterly revenues. Moreover, small delays in customer orders can cause significant variability in the Company's revenues and results of operations for any particular period. As a result, the timing of significant orders and the recognition of revenue from such orders is unpredictable. Unfavorable changes in any of the above factors could materially and adversely affect the Company's revenues, gross margins and results of operations.

  As a result of the Company's limited operating history and the emerging nature of the e-commerce market in which the Company competes, there can be no assurance that the Company will be able to accurately forecast its revenues. The Company's current and future expense levels are based primarily on its operating plans and estimates of future revenues and are to a large extent fixed costs. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would likely have an immediate material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company currently intends to significantly expand its sales and marketing organization, which would result in a substantial increase in operating expenses. To the extent such expenses are incurred prior to or do not result in increased revenues, the Company's operating losses in a given quarter may be significantly greater than expected. Based upon all of the foregoing, the Company believes that its quarterly and annual revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of the Company's results of operations are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance. Moreover, although the Company's revenues have increased in recent periods, there can be no assurance that the Company's revenues will grow in future periods, that they will grow at past rates or that the Company will achieve profitability on a quarterly or annual basis in the future. Due to the foregoing as well as other factors, it is likely that the Company's operating results will be below market analysts' expectations in some future quarters, which could materially and adversely affect the market price of the Class A Common Stock. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Unaudited Quarterly Results of Operations".

Dependence on Significant Growth of Sales and Marketing Organization

  The Company believes that its future profitability and success will depend in large part on, among other things, its ability to maintain and expand its relationships with computer product manufacturers, distributors, resellers, retailers and other industry participants, and its ability to enter into new relationships with such participants. To date, the Company has achieved only limited penetration of its current customers. A key element of the Company's strategy is to increase its penetration of existing customer accounts. In order to implement this strategy, the Company intends to significantly expand its sales and marketing organization. However, competition for sales and marketing personnel is intense. Moreover, the recruitment and hiring of such individuals is typically a time-consuming and expensive process. There can be no assurance that the Company will be able to attract, assimilate and retain qualified sales and marketing personnel on a timely basis in the future, or at all. The Company's failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Associated with Emerging Market for E-Commerce; Unproven Business Model

  The market for software products such as those offered by the Company is still emerging, and there can be no assurance that it will continue to grow or that, even if the market does grow, the Company's products will achieve market acceptance among computer product manufacturers, distributors, resellers, retailers, other industry participants and end users, including corporate buyers and consumers. Historically, these entities have purchased computer products and accessories and exchanged information regarding such products primarily through traditional means of commerce and communications. The Company has expended, and will continue to expend, significant resources educating potential customers about the Company's products and their capabilities and benefits. There can be no assurance that these expenditures will enable the Company's products to achieve market acceptance. If the market for the Company's products fails to grow or grows more slowly than the Company anticipates, or if the Company's products fail to achieve significant market acceptance, the Company's business, results of operation and financial condition would be materially and adversely affected.

  The Company's business model is evolving and unproven. The Company is dependent on its ability to attract a significant number of customers and channel partners from the computer industry and expand its existing relationships. There can be no assurance that the Company will be successful in achieving market acceptance of its independent third-party e-commerce solutions and services or in achieving significant market share before competitors offer products, applications or services with features similar or superior to the Company's current or proposed offerings. If a significant number of participants fail to adopt the Company's solutions or adopt such solutions more slowly than anticipated, or if the Company fails to retain or fails to further penetrate its existing customer accounts, the Company may not achieve the critical mass of users it believes is necessary to enable the success of its solutions and services. In particular, a fundamental element of the Company's business strategy is to enter into contractual relationships with manufacturers and distributors that enable the Company to derive increasing revenues from such customers to the extent that the Company's e-commerce solutions are more broadly adopted by market participants. Accordingly, the Company intends to incur significant expenses during 1999 to implement such strategy. There can be no assurance that the Company will be successful in its efforts to increase the number of manufacturers, distributors, resellers, retailers and other market participants that adopt the Company's solutions. Any failure on the part of the Company to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

Customer Concentration; Risks Associated with Reliance on Certain Contracts

  In 1996, 1997 and 1998, the Company's top five customers accounted for 89%, 64% and 62%, respectively, of the Company's total revenues. Generally, contracts with these customers have terms ranging from one to five years and may be terminated earlier in the event of an uncured breach or certain other events. In addition, revenues from contracts with these customers are not equally distributed over the term of the contracts, and there can be no assurance that total revenues will not decline because of decreased revenues from these customers in future periods. The Company expects that it will continue to depend upon a relatively small number of contracts for a substantial portion of its revenues for the foreseeable future. There can be no assurance that the Company will derive any revenue from sales of products pursuant to agreements with these customers in any given future period. In the event that any such contracts are not renewed or are otherwise terminated, the Company's business, financial condition and results of operations would be materially and adversely affected. See "Business--Products".

  A majority of the Company's significant customers have entered into their agreements with the Company only since the third quarter of 1997. These contracts generally have terms ranging from one to five years, and the Company has only limited experience with renewing such contracts. The Company's future growth is dependent in part on its ability to renew existing contracts on terms favorable to the Company and to further penetrate its existing customer accounts with products that offer greater functionality and higher revenue potential. For example, the Company entered into an agreement with Ingram Micro in September of 1998 in connection with subscriptions to, and related services supporting, various products of the Company, including Prime Access Web Storefront and Customer Desktop. pcOrder retains ownership of all software licensed under the agreement. The Company agreed to indemnify Ingram Micro Inc. ("Ingram Micro") in the event of a claim that any software licensed to Ingram Micro by the Company infringes the intellectual property of a third party. Additionally, pursuant to the agreement with Ingram Micro, the source code for software licensed to Ingram Micro will be deposited in escrow. The initial term of the agreement is through December 2003, unless terminated earlier by either party upon prior notice in the event of a payment default, material breach, termination of business or breach of confidentiality. The agreement may be renewed for additional one year periods upon the agreement of the parties prior to the end of the current term. Because of the Company's limited experience with contract renewals in general, there can be no assurance the Company will be successful in renewing the Ingram Micro contract or other existing contracts, or if such contracts are renewed, that they will be renewed on terms favorable to the Company. Any failure to do so on the part of the Company would have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence on Growth of the Internet, Internet Infrastructure Development and Internet Commerce

  The increased use of the Internet for retrieving, sharing and transferring information among manufacturers, distributors, resellers, retailers and end users, including corporate buyers and consumers of computers and computer products, has only recently begun to develop, and the Company's success will depend in large part on continued growth in, and the use of, the Internet for commerce. Critical issues remain unresolved concerning commercial use of the Internet, including security, reliability, cost, ease of access, quality of service and necessary increases in bandwidth availability, and these issues are likely to affect the development of the market for the Company's products. The adoption of the Internet for information retrieval and exchange, commerce and communications, particularly by those enterprises that have historically relied upon traditional means of commerce and communications, generally will require the acceptance by these entities of a new and evolving medium of conducting business and exchanging information. Such acceptance is likely only in the event that the Internet provides these entities with greater efficiency and an improved arena of commerce and communication. Demand for and market acceptance of commerce on the Internet are subject to a high level of uncertainty and are dependent on a number of factors, including the growth in commercial access to and acceptance of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences and increases in user bandwidth. If the Internet as a commercial or business medium fails to develop or develops more slowly than expected, the Company's business, results of operations and financial condition would be materially adversely affected. The recent growth in the use of the Internet has caused frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components forming the infrastructure of the Internet by Internet service providers and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of the Company's products. The Company's ability to increase the speed with which it provides services to customers and to increase the scope of such services ultimately is limited by and reliant upon the speed and reliability of the networks operated by third parties. Consequently, the emergence and growth of the market for the Company's products is dependent on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion. No assurance can be given that these improvements will be made or that, if made, they will be made in a sufficiently timely and cost-effective manner so as to facilitate market acceptance of the Company's products.

Lengthy Sales and Implementation Cycle

  Due in part to the significant departure from traditional means of commerce and communications entailed by the adoption and use of the Company's products, the Company is generally required to provide a significant level of education regarding the use and benefits of its products, and potential customers tend to engage in extensive internal reviews before making purchase decisions. In addition, the purchase of the Company's products by its customers for deployment within a customer's organization typically involves a significant commitment of capital and other resources, and is therefore subject to delays that are beyond the Company's control, such as the customers' internal procedures to approve large capital expenditures, budgetary constraints and the testing and acceptance of new technologies that affect key operations, among other factors. The decision-making process can also be substantially impacted by the sales practices of, and product introductions by, the Company's competitors. The Company has historically experienced a lengthy cycle for sales of its products to resellers, and longer sales cycles for sales of its products to manufacturers and distributors. There can be no assurance that the Company will not continue to experience lengthy sales cycles in the future. Certain of the Company's customers have in the past experienced difficulties or delays in completing implementations of the Company's products. Although such difficulties and delays to date have not had a material adverse effect on the Company, no assurances can be given that similar difficulties or delays will not occur in the future. Any such difficulties or delays could cause delays in the recognition of related revenues, cause customers to reject the Company's solutions or lead to the delay or non-receipt of future orders for the Company's products, any of which could have a material adverse effect on the Company's business, operating results and financial condition. See "--Significant Fluctuations in Future Operating Results".

Dependence on Computer Industry

  The Company derives substantially all of its revenues either directly or indirectly from the computer industry, and the Company's future growth is dependent on the computer industry. The computer industry is sensitive to general economic, business and industry conditions that can cause buyers of computers and computer products to reduce or delay their investments in computer systems. Any event or condition that results in decreased spending on computers or computer products, or consolidation within the computer industry, could have a negative effect on the Company's customers and negatively impact the Company's business, operating results and financial condition. Furthermore, certain of the Company's customers have recently been acquired. Although to date such acquisitions have not had an adverse effect on the Company' s relationships with these customers, there can be no assurance that these acquisitions or other acquisitions of the Company's customers in the future will not have a material adverse effect on the Company's business, results of operations and financial condition.

Risks Associated with Maintaining Database

  The Company updates and maintains an extensive database of technical and descriptive information on computer products, including over 600,000 product SKUs from over 1,000 manufacturers. This information is used to support the Company's software applications and the Company seeks to provide users with timely access to current, comprehensive information on product specifications, availability and pricing. Certain of the Company's contracts obligate it to maintain data accuracy at prescribed levels. Maintaining the Company's databases is a highly manual process and the Company utilizes a combination of highly trained internal personnel and contract personnel provided by third-party service organizations. Furthermore, the Company's computer systems and databases must be sufficiently scalable to process large amounts of complex product specification and configuration data without significant degradation in performance. In the past the Company has experienced periodic difficulties with data accuracy. For example, in the second quarter of 1998, database capacity constraints limited the Company's ability to accept daily pricing and availability updates from distributors, which resulted in a temporary disruption in the Company's ability to provide this data to certain reseller customers, and failures to renew and delays of contract renewals by certain of such customers. Although these difficulties have not in the past materially adversely affected the Company, there can be no assurance that the Company will not experience similar data maintenance and accuracy problems in future periods, which could result in a loss of customers or have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, certain of the Company's customer contracts provide for service level guarantees for data accuracy. To the extent the Company is unable to maintain data accuracy at required levels, the Company could incur significant liabilities and the applicable contracts could be terminated, any of which would have a material adverse effect on the Company's business, results of operations and financial condition.

Control By and Relationship with Trilogy

  The Company is currently a subsidiary of Trilogy. Upon completion of this offering, Trilogy will own 12,757,000 shares of Class B Common Stock representing approximately 84.0% of the total outstanding Common Stock of the Company (82.3% if the Underwriters' over-allotment option is exercised in full), and approximately 97.7% of the total voting power of the Common Stock. Following this offering, as a result of its ownership of Class B Common Stock, Trilogy will have the voting power to determine the outcome of any matter submitted for the vote or consent of pcOrder stockholders, except where a separate vote of the holders of Class A Common Stock is required by Delaware law. Since each share of Class B Common Stock entitles its holder to eight votes while each share of Class A Common Stock entitles its holder to one vote, Trilogy will retain this voting power even while it holds less than a majority of the Company's outstanding Common Stock. For example, Trilogy will be able to direct the election of all directors of the Company, to cause the amendment of the Company's Certificate of Incorporation, Bylaws and other documents, and generally to exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company, future issuances of equity securities by the Company, the incurrence of indebtedness by the Company and the payment of dividends with respect to the Common Stock. Similarly, Trilogy will have the power to prevent, delay or cause a change in control of the Company and could take other actions that might be favorable to Trilogy but not necessarily favorable to other stockholders of the Company. There can be no assurance that conflicts, disagreements or other disputes between the Company and Trilogy will not arise, or that such disputes will be resolved in a manner that does not adversely affect the business, financial condition or results of operations of the Company. There can be no assurance that Trilogy's ownership of the Company's Class B Common Stock or its other relationships with the Company will not have a material adverse effect on the Company's business, financial condition or results of operations, on its other stockholders or on the market price of the Company's Class A Common Stock.

  Trilogy could elect to sell all or a substantial portion of its equity interest in the Company to a third party, which could represent a controlling or substantial interest in the Company, without offering to other stockholders of the Company the opportunity to participate in such a transaction. Under the terms of the Company's Certificate of Incorporation, a single transaction resulting in the transfer of greater than 50% of Trilogy's equity interest in the Class B Common Stock to a non-affiliate of Trilogy will result in such non-affiliate having the disproportionate per share voting rights currently held by Trilogy. In the event of a sale of Trilogy's interest to a third party, such third party may be able to control the Company in the manner that Trilogy is currently able to control the Company, including with respect to the election of all of the members of the Company's Board of Directors. Such a sale may adversely affect the Company's other stockholders and the market price of the Class A Common Stock and may adversely affect the Company's business, financial condition and results of operations. See "--Possible Future Sales of Common Stock by Trilogy". The Company and Trilogy have entered into various agreements intended to define the relationship between them. See "Relationship with Trilogy".

Risks Associated with Dependence on Trilogy; Limited Independent Operating History; Potential Conflicts of Interest

  The Company is dependent upon Trilogy to provide certain key technology and management functions to the Company. Pursuant to the terms of a Technology, Services and License Agreement, (the "Technology Agreement"), the Company licenses certain technology from Trilogy on a non-exclusive basis subject to certain limitations. Any termination of such license, or reduction in the performance of such licensed technology, that requires the Company to internally develop or license similar technology from a third party would be disruptive to the Company's business. Further, the Company believes that similar technology is not currently available from any third party and, if the license from Trilogy were terminated, there can be no assurance that the Company could successfully internally develop similar technology or license similar technology from a third party. As a result, any termination of the license from Trilogy would have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, Trilogy is prohibited from competing with the Company only through June 1, 1999. There can be no assurance that Trilogy will not compete directly with the Company after June 1, 1999, and that such competition would not have a material adverse effect on the Company's business, financial condition and results of operations. See "Relationship with Trilogy". Further, Trilogy has joint ownership rights in technology jointly developed by the Company and Trilogy during the term of the Technology Agreement, and there can be no assurance that Trilogy will not utilize such technology in competition with the Company after June 1, 1999 or license its technology to competitors of the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Relationship with Trilogy".

  The Company has historically relied on Trilogy to provide certain human resource, finance, recruiting, legal and other services. Upon completion of this offering, Trilogy will have no obligation to provide assistance to the Company except as described in "Relationship with Trilogy". The Company will be required to develop and implement the operational, administrative and other systems and infrastructure necessary to support its current and future business. The Company estimates that the cost of such development and implementation will be material to the Company. Any failure to successfully develop and implement such systems and infrastructure would have a material adverse effect on the Company's business, financial condition and results of operations. See "--Control By and Relationship with Trilogy" and "--Management of Growth".

  Conflicts of interest may arise between the Company and Trilogy in a number of areas relating to their past and ongoing relationships, including potential competitive business activities, indemnity arrangements, tax and intellectual property matters, potential acquisitions or financing transactions, sales or other dispositions by Trilogy of shares of the Company's Common Stock held by it following this offering and the exercise by Trilogy of its ability to control the management and affairs of the Company. The Company and Trilogy have not established any formal procedures to address or resolve these potential conflicts. There can be no assurance that any conflicts that may arise between the Company and Trilogy will be resolved in a manner that does not have a material adverse effect on the Company or its other stockholders, even if such result is not intended by Trilogy. In addition, except as described in "Relationship with Trilogy", nothing in the Company's agreements with Trilogy prohibits Trilogy from competing directly with the Company or being acquired by a third party, either of which could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, in the event of a tax free spin-off, the shares of Class B Common Stock held by Trilogy's transferee will not be convertible into Class A Common Stock for a period of five years following such tax free spin-off. Accordingly, following a tax free spin-off, a transferee or group of transferees of such Class B Common Stock could hold the voting power to affect or determine the outcome of matters submitted to the vote or consent of pcOrder stockholders, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Relationship with Trilogy".

  Ownership interests of directors or officers of the Company in the common stock of Trilogy or service as both a director or officer of the Company and an officer or employee of Trilogy could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the Company and Trilogy. Joseph A. Liemandt, a director of the Company, is the Chairman and Chief Executive Officer and a substantial stockholder of Trilogy. The Company and Trilogy have not established any formal procedures to address or resolve these potential conflicts.

Possible Future Sales of Common Stock by Trilogy

  Subject to applicable federal securities laws and the restrictions set forth in the Certificate of Incorporation, after completion of this offering, Trilogy may sell any and all of the shares of the Company's Class B Common Stock beneficially owned by it or shares of the Class A Common Stock issuable upon conversion of the Class B Common Stock (which, after completion of this offering, would represent approximately 84.0% of the outstanding Common Stock combined) or distribute any or all of such shares of Class B Common Stock to its stockholders. In general, prior to a tax free spin-off each share of Class B Common Stock is convertible into one share of Class A Common Stock at the election of the holder thereof, and each share of Class B Common Stock will be converted automatically into one share of Class A Common Stock upon a transfer if after the transfer such share is not owned by Trilogy, Trilogy Inc. (Trilogy's parent), an affiliate of Trilogy, Inc. or a non-affiliate of Trilogy, Inc. that acquires more than 50% of the then outstanding Class B Common Stock in a single transaction. In addition, in the event of a tax free spin-off, the shares of Class B Common Stock held by Trilogy's transferee will not be convertible into Class A Common Stock for a period of five years following such tax free spin-off. Accordingly, following a tax free spin-off, a transferee or group of transferees of such Class B Common Stock would hold the voting power to affect or determine the outcome of matters submitted to the vote or consent of pcOrder stockholders, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Description of Capital Stock". Sales or distribution by Trilogy of substantial amounts of Common Stock in the public market or to its stockholders, or the perception that such sales or distribution could occur, could adversely affect the prevailing market prices for the Class A Common Stock. Trilogy is not subject to any obligation to retain its controlling interest in the Company, except that Trilogy has agreed not to sell or otherwise dispose of any shares of Class B Common Stock (or shares of Class A Common Stock issuable upon the conversion of such Class B Common Stock) with the exception of the Trilogy Options, for a period of

180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. See "Underwriting". No notice will be given to stockholders of the Company if Goldman, Sachs & Co. grants such written consent to Trilogy. As a result, there can be no assurance concerning the period of time during which Trilogy will maintain its ownership of Class B Common Stock (or shares of Class A Common Stock issuable upon the conversion of such Class B Common Stock) following this offering. Moreover, there can be no assurance that, in any transfer by Trilogy of a controlling interest in the Company, any holders of Class A Common Stock will be able to participate in such transaction or will realize any premium or other amounts with respect to their shares of Class A Common Stock. Trilogy has registration rights with respect to the shares of Class B Common Stock owned by it and the shares of Class A Common Stock issuable upon conversion thereof, which rights would facilitate any future disposition. These registration rights are transferred automatically to any transferee of shares of Class B Common Stock (or shares of Class A Common Stock issuable upon the conversion of such Class B Common Stock) including, to the extent the Trilogy Options are exercised, holders of Trilogy Option Shares. See "Relationship with Trilogy".

Risk of System Failure; Single Site

  The Company's success depends largely upon the efficient and uninterrupted operation of its communication systems. The Company has contracted with certain of its customers to provide server hosting and to maintain redundant leased lines to ensure system availability. All of the Company's development and management systems are located at a single facility leased by the Company in Austin, Texas. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins and similar events. Although the Company has taken certain steps to prevent a system failure, there can be no assurance that such measures will be successful and that the Company will not experience system failures in the future. Furthermore, the Company does not have a formal disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur as a result of any system failure. The occurrence of any system failure or similar event could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may move to third-party hosting of its servers. There can be no assurance that this transition, if undertaken, would be effected without interruptions that could adversely affect the Company's business, results of operations and financial condition. Further, such third-party host would be subject to the same risks of system failure as the Company's current site. See "Business--Facilities".

Risk of Reliance on Recent Publicity

  The November 30, 1998 issue of Forbes magazine contained an article regarding the Company (the "Forbes Article"). The Forbes Article included statements resulting directly or indirectly from interviews with Ross A. Cooley and Christina C. Jones, the Company's Chief Executive Officer and President, respectively, by representatives of Forbes magazine. Such statements include the following: (i) "Last year pcOrder lost $1.1 million on revenues of $10.6 million; this year revenues should double while losses continue;" (ii) "The grand vision is to have every single computer bought using pcOrder technology;" (iii) "The software is too slow, users complained. And it doesn't let them send quotes via E-mail. Some pcOrder customers still prefer printed catalogs from PC makers. Perhaps with good reason, since pcOrder has had trouble with data reliability;" (iv) "Jones insists that the problem [with data reliability] has been fixed;" (v) "[pcOrder is] celebrating a deal reported to be worth $30 million or so that pcOrder.com, Inc. just closed with Ingram Micro Inc., the world's largest computer distributor;"
(vi) "Trilogy Software, Inc....now an estimated $100 million-plus company;"
(vii) "[S]ome companies just won't jump on board. But even if [Jones] gets most big players, [Jones will] be able to gather data about buying habits and trends and use the information to forecast demand. Stuff worth a gold mine to PC makers and distributors;" (viii) "pcOrder is hardly a guaranteed winner. While the major PC-makers and distributors are on board, only 5,500 salespeople actually use the software, approximately 45,000 remain to be convinced that ordering PCs over the Web beats doing business over the phones and faxes;" and (ix) "pcOrder recently spent several hundred thousand dollars on a direct-mail marketing campaign that flopped." These statements were not intended to be relied upon by potential investors in making an investment decision to purchase the Class A Common Stock offered hereby. Furthermore, the Company disclaims all the information contained in the Forbes Article for purposes of this offering, and prospective investors should not rely on such information or any other information not contained in this Prospectus in making an investment decision to purchase the Class A Common Stock offered hereby. Forecasts relating to market position, revenues, data reliability and market acceptance of the Company and its products, especially given the rapidly evolving market for the Company's products and services, are forward-looking statements that involve numerous risks and uncertainties. The Company's actual results could differ materially from those stated in such forward-looking statements as a result of numerous factors, including those set forth in these "Risk Factors" and elsewhere in this Prospectus.

Future Capital Needs; Uncertainty of Additional Financing

  The Company requires substantial working capital to fund its business and expects to use a significant portion of the net proceeds of this offering to fund its expected continuing operating losses. The Company currently believes that its existing capital resources, combined with the net proceeds of this offering, will be sufficient to meet its presently anticipated cash requirements for at least the next 12 months. Thereafter, the Company may be required to raise additional funds; provided, however, no assurance can be given that the Company will not need to raise additional financing prior to such time. If additional funds are raised through the issuance of equity securities, stockholders of the Company may experience significant dilution. Furthermore, there can be no assurance that additional financing will be available when needed or that, if available, such financing will be available on terms acceptable to the Company and its stockholders. If such financing is not available when required or is not available on acceptable terms, the Company may be unable to expand its sales and marketing organization, develop new products and product enhancements, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

Management of Growth

  The Company's business has grown rapidly in the last three years, with total revenues increasing from $5.9 million in 1996 to $21.7 million in 1998 and the total number of employees increasing from 1 in July 1994 to 194 as of December 31, 1998. Furthermore, significant increases in the number of employees are anticipated in future periods. In particular, the Company currently intends to significantly expand the number of employees in its sales and marketing organization and to expand the number of employees in its client services, research and development and finance organizations. This growth has resulted in, and can be expected to continue to require, substantial expansion of the Company's infrastructure, including operating and financial systems and controls and the geographic scope of its operations and customers. Recent rapid growth has also resulted, and will continue to result, in new and increased responsibilities for management personnel, and such growth has placed and, if it continues, is expected to continue to place, a significant strain on the Company's management and operations. The Company has recently hired a significant number of executives to augment its management infrastructure to manage the potential growth of its business, including its Chief Financial Officer and certain key sales and marketing personnel. These individuals have not previously worked together or with the Company's existing management and are in the process of integrating as a management team. There can be no assurance that they will be able to work together effectively. In addition, the Company has historically relied on Trilogy to provide certain human resource, finance, recruiting, legal and other services, and the Company is in the process of assuming responsibility for such services and similar services provided by outside sources. Furthermore, the Company's dependence on outside sources to provide services previously performed by Trilogy will likely increase.

There can be no assurance that the Company will be able to manage any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview".

New Products and Technological Changes; Risks Associated with Transition to New Technology Platform

  The market for the Company's e-commerce solutions is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products obsolete and unmarketable. The Company's success will depend upon its ability to enhance its existing products and to develop and introduce, on a timely and cost-effective basis, new products that keep pace with technological developments and emerging industry standards and address increasingly sophisticated customer requirements. There can be no assurance that the Company will be successful in identifying, developing and marketing product enhancements or new products that respond to technological change or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. The Company's business, operating results and financial condition would be materially and adversely affected if the Company were to incur difficulties or delays in developing new products or enhancements or if such products or enhancements did not gain market acceptance.

  Products as complex as those offered by the Company may contain undetected errors or defects when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products or product enhancements after commencement of commercial shipments, resulting in loss of or delay in market acceptance. The Company's introduction of new products or product enhancements with reliability, quality or compatibility problems could also result in reduced bookings, delays in collecting accounts receivable and in additional service and warranty costs. The Company has in the past experienced difficulties and delays in successfully installing its products at certain customer sites. Although in each case the problems were remedied and did not have a material adverse effect on the Company, no assurances can be given that similar problems will not occur in the future or that such problems, if they were to occur, would not have a material adverse effect on the Company.

  The Company is currently engaged in transitioning certain aspects of its product architecture to a more modular and flexible design. There can be no assurance that the Company or its new customers will not experience any performance problems with this new technology platform, whether in the form of bugs, compatibility difficulties or otherwise. In addition, there can be no assurance that the Company's existing customers will be able to successfully transition to this new technology platform. A failure of the Company's products based on this new technology platform to perform satisfactorily or a failure by the Company to properly manage the transition by its existing customers to this new technology platform could result in cancellation of customer contracts, a decline in the Company's competitive position or reduced or delayed sales of its products, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

Dependence Upon Key Personnel

  The Company's future success depends in significant part upon the continued service of a relatively small number of key management, technical, sales and marketing personnel, especially Ross A. Cooley, the Company's Chairman of the Board and Chief Executive Officer, and Christina C. Jones, the Company's President, Chief Operating Officer and founder, each of whom is a party to an employment agreement with the Company. See "Management--Employment Agreements." Mr. Cooley, in his capacity as the Company's Chairman of the Board and Chief Executive Officer, currently performs various executive and leadership functions, including development of the Company's strategic and operational plans, executive management of new customer and new account relationship activities and recruitment of senior management personnel. Ms. Jones, in her capacity as the Company's President and Chief Operating Officer, is principally responsible for managing the Company's daily operations. The Company currently does not carry key person life insurance for either Mr. Cooley or Ms. Jones. The Company believes that it depends primarily on Mr. Cooley and Ms. Jones, the loss of either of whom would have a material adverse effect on the Company. The Company's future success also depends on its continuing ability to attract and retain other highly qualified management, technical, sales and marketing personnel. Competition for such personnel is intense, and the Company has at times in the past experienced difficulty in recruiting qualified personnel. There can be no assurance that the Company will retain its key management, technical, sales and marketing employees or that it will be successful in attracting, assimilating and retaining other highly qualified management, technical, sales and marketing personnel in the future. The loss of any member of the Company's key management, technical, sales and marketing personnel or the inability to attract and retain additional qualified personnel would have a material adverse effect on the Company's business, operating results and financial condition. See "Management".

Risk of Changes in Accounting Standards

  Effective December 15, 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-9, "Modification of SOP 97-2, "Software Revenue Recognition', With Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2," extending the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. Full implementation guidelines for this standard have not yet been issued. Once available, the Company's revenue accounting practices may need to change and there can be no assurance that such change would not materially adversely affect the Company's business, operating results and financial condition.

Competition

  The market for software products that enable e-commerce is intensely competitive, and the Company expects competition in its market segment to increase substantially. Numerous companies provide e-commerce solutions, and several competitors target the specific computer and computer related products industry in which the Company competes. The Company's competitors include both large companies with substantially greater resources than the Company, systems integrators and the internal IT departments of certain of the Company's customers and potential customers. The Company believes that its principal sources of competition are systems integrators and the internal IT departments of its customers and potential customers. These organizations may seek to develop e-commerce solutions through the use of tools offered by the Company's competitors primarily focused on providing e-commerce enabling solutions to the computer industry such as Calico Software, Selectica, Inc., SMART Technologies, Inc., Open Market, Inc. and BroadVision, Inc. Furthermore, there are a number of significantly larger companies with which the Company does not currently compete that do not presently offer the same or similar e-commerce solutions offered by the Company but that could with limited barriers to entry compete directly with the Company in the future. In addition, except as described in "Relationship with Trilogy", nothing in the Company's agreements with Trilogy prohibits Trilogy from competing directly or indirectly with the Company. The Company believes that the principal competitive factors for companies seeking to provide e-commerce enabling solutions are price, functionality, product performance, content, reliability and customer service. Increased competition could result in price reductions, reduced margins and loss of market share, any of which would materially and adversely affect the Company's business, operating results and financial condition. Many of the Company's current and potential competitors have significantly longer operating histories and significantly greater financial, technical, marketing and other resources than the Company. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition. See "Business--Competition".

Uncertain Protection Of Intellectual Property

  The Company's success depends in part on its ability to protect its proprietary software and other intellectual property. To protect its proprietary rights, the Company relies generally on copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties and license agreements with consultants, vendors and customers, although the Company has not signed such agreements in every case. Despite such protections, a third party could, without authorization, copy or otherwise obtain and use the Company's products or technology, or develop similar technology. There can be no assurance that the Company's agreements with employees, consultants and others who participate in product development activities will not be breached, that the Company will have adequate remedies for any breach, or that the Company's software or trade secrets will not otherwise become known or independently developed by competitors.

  Many of the Company's current and potential competitors dedicate substantially greater resources to protection and enforcement of intellectual property rights, especially patents. If a blocking patent has been issued or is issued in the future, the Company would need to either obtain a license or design around the patent. There can be no assurance that the Company would be able to obtain such a license on acceptable terms, if at all, or to design around the patent. The Company pursues the registration of certain of its trademarks and service marks in the United States and in certain other countries, although it has not secured registration of all of its marks. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in such jurisdictions. The Company licenses certain of its proprietary rights to third parties, and there can be no assurance that such licensees will abide by compliance and quality control guidelines with respect to such proprietary rights or that such licensees will not take actions that would materially and adversely affect the Company's business, financial condition and results of operations.

  There can be no assurance that the Company's efforts to protect its intellectual property rights through copyright, trademark and trade secret laws will be effective to prevent misappropriation of its technology or to prevent the development by others of products or technologies similar to or competitive with those developed by the Company. The Company's failure or inability to protect its proprietary rights could materially and adversely affect its business, financial condition and results of operations.

  The computer software industry is characterized by frequent and substantial intellectual property litigation that often is complex and expensive and involves a significant diversion of resources and uncertainty of outcome. In the future, the Company may need to pursue litigation to enforce and protect its intellectual property rights or to defend against a claim of infringement or invalidity. The Company attempts to avoid infringing known proprietary rights of third parties in its product development efforts. However, the Company has not conducted and does not intend to conduct comprehensive patent searches to determine whether the technology used in its products infringes patents held by third parties. In addition, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed. If the Company were to discover that its products violate third-party proprietary rights, there can be no assurance that it would be able to obtain licenses to continue offering such products, that any such licenses would be available on commercially reasonable terms, if at all, or that litigation regarding alleged infringement could be avoided or settled without substantial expense and damage awards. Any claims against the Company relating to the infringement of third-party proprietary rights, even if not meritorious, could result in the expenditure of significant financial and managerial resources and in injunctions preventing the Company from distributing certain products. Such claims could materially and adversely affect the Company's business, financial condition and results of operations.

Risk of Product Liability Claims

  The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. However, the limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of certain jurisdictions. Although the Company has not experienced any material product liability claims to date, the sale and support of the Company's products entails the risk of such claims. The Company currently has only limited insurance coverage against product liability and errors and omissions claims and there can be no assurance that such insurance will continue to be available to the Company on commercially reasonable terms or at all. A product liability claim brought against the Company could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Product Development".

International Sales Risks

  Although the Company has had limited sales outside of the U.S. and Canada, the Company expects to increase its sales in international markets. In order to expand international sales, the Company must establish additional foreign operations, hire additional personnel and establish relationships with additional channel partners. This expansion will require significant management attention and financial resources and could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that the Company will be able to maintain or increase international market demand for the Company's products and services. Although the Company's international sales are primarily denominated in U.S. dollars, the Company expects to incur an increasing percentage of obligations denominated in foreign currencies. A change in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in those markets and could otherwise adversely affect the Company's ability to meet its foreign-currency-denominated obligations. Currently, the Company does not employ currency hedging strategies to reduce this risk. In addition, the Company's international business may be subject to a variety of risks, including difficulties in collecting international accounts receivable or obtaining U.S. export licenses, potentially longer payment cycles, increased costs associated with maintaining international marketing efforts, the introduction of non-tariff barriers and higher duty rates and difficulties in enforcement of contractual obligations and intellectual property rights. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition or results of operations.

Year 2000 Compliance

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. This could result in system failures or miscalculations, causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in other normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company uses a number of computer software programs and operating systems and its proprietary solutions include source code which must address the Year 2000 issue. However, the Company believes that its Year 2000 issues are limited to information technology

("IT") systems (i.e., software programs and computer operating systems) and that because its business is not solely dependent on the use of non-IT systems (i.e., embedded systems such as devices used to control, monitor or assist the operation of equipment and machinery), the failure of any such non-IT systems as a result of Year 2000 issues would not have a material adverse effect on the Company's operations.

  The Company relies, in part, on Trilogy's internal computer systems. The Company has been informed by Trilogy that Trilogy's internal computer systems are Year 2000 compliant. The Company has completed a limited review of its IT systems and the products for which the Company currently provides maintenance and support, which involved testing and verification as described below. Based on such review, the Company believes its own IT systems and the products for which the Company currently provides maintenance and support are Year 2000 compliant. The Company's Year 2000 compliance effort consisted of verifying and testing the ability of the products for which the Company currently provides maintenance and support to successfully handle the date change from December 31, 1999 to January 1, 2000, date changes from February 28 to February 29 and arbitrary dates ranging from 2000 to 2037. The Company has no plans to conduct further review of its currently supported products or IT systems. The Company has not historically made any material expenditures in readying its IT systems or currently support products for the Year 2000 and does not believe it will be necessary in the future to expend any material amounts in connection with Year 2000 compliance.

  Notwithstanding the foregoing, there can be no assurance that Year 2000 errors or defects will not be discovered in the Company's current or future products. Any failure by the Company to make its products Year 2000 compliant, or of such products not to be Year 2000 compliant as a result of a failure of Trilogy's products to be Year 2000 compliant, could result in a decrease in sales of the Company's products, unanticipated expenses to address Year 2000 problems or significant liabilities resulting from losses suffered by the Company's customers due to such Year 2000 problems, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not have, and currently has no plan to make, a contingency plan for the remediation of Year 2000 problems that may effect the Company's IT systems and products, or the third-party equipment and software utilized by the Company, and it will be necessary for the Company to make the necessary expenditures to assess and remedy such problems in the event they arise in the future, which expenditures, if any, cannot be estimated by the Company. There can be no assurance that such expenditures, if required, would not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance".

  The Company's solutions also utilize and depend on third-party equipment and software that may not be Year 2000 compliant. The Company contacted certain third-party vendors in order to ascertain their Year 2000 compliance. Based on information supplied by such third-party vendors, the Company's officially supported products developed using Visual Basic 5, Visual C++ or Java can be certified Year 2000 compliant only through December 31, 2036, the last date which the Company tested and verified. The Company estimates that such certification applies to 90% to 95% of the Company's total products. Many of the Company's products also use or rely on Microsoft's SQL Server product, which has been certified Year 2000 compliant through December 31, 9999. The Company believes that approximately 1.0% of the Company's products use or rely on third-party vendor software which may be subject to Year 2000 issues and for which the Company has received no assurance of Year 2000 compliance. To the extent any of the Company's products are customized, whether by the Company or a third party, there can be no assurance that any such customized product will continue to be Year 2000 compliant. Failure of such third-party equipment or software, or of systems maintained by the Company's suppliers, to operate properly with regard to the Year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, to the extent the Company's products are installed on customers' systems which rely on other software, firmware or hardware which may not be Year 2000 compliant, problems in communications among industry participants could result in a delay in the Company's products achieving market acceptance. Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products from the Company of computer products manufacturers, which could have a material adverse effect on the Company's business, financial condition and results of operations.

No Prior Market for the Common Stock; Possible Volatility of Share Price

  Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop upon completion of this offering or, if it does develop, that such market will be sustained. The initial public offering price of the Common Stock will be determined by negotiation between the Company and the representatives of the Underwriters, and may not be representative of the price that will prevail in the open market. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  The market price of the Common Stock after this offering may be significantly affected by factors such as the announcement of new products or product enhancements by the Company or its competitors, technological innovations by the Company or its competitors, quarterly variations in the Company's results of operations, and general market conditions or market conditions specific to particular industries. In particular, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations which have often been unrelated to the operating results of such companies. Such fluctuations may adversely affect the market price of the Common Stock. Furthermore, in the past, following periods of volatility in the market price of a company's securities, securities class action claims have been brought against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, even if ultimately determined in favor of the Company, and any adverse determination in such litigation could also subject the Company to significant liabilities, any or all of which could have a material adverse effect on the Company's business, operating results and financial condition.

Shares Eligible for Future Sale; Registration Rights

  Sales of substantial amounts of Class A Common Stock in the public market after this offering (including by optional or automatic conversion of shares of Class B Common Stock into Class A Common Stock), or the anticipation of such sales, could have a material adverse effect on then-prevailing market prices. Assuming no exercise of the Underwriters' over-allotment option, no exercise of currently outstanding options or warrants and no exercise of the Trilogy Options, upon completion of this offering, the Company will have 2,426,648 shares of Class A Common Stock outstanding and 12,757,000 shares of Class B Common Stock outstanding and Trilogy will beneficially own all of the 12,757,000 shares of Class B Common Stock, representing approximately 84.0% of the outstanding common stock. Shares of Class B Common Stock are convertible into Class A Common Stock on a share-for-share basis at the election of the holder or automatically upon certain transfers thereof. The 2,200,000 shares of Class A Common Stock sold in this offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless they are held by "affiliates" of the Company as that term is used under the Securities Act and the regulations promulgated thereunder ("Affiliates"). The remaining 226,648 shares of Class A Common Stock and the 12,757,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock (including the shares of Class A Common Stock issuable upon certain transfers of the Class B Common Stock or at the option of the holder thereof) held by Trilogy are "restricted securities" as that term is defined in Rule

144 of the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. As a result of contractual restrictions and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows: (i) no Restricted Shares will be eligible for immediate sale on the effective date of this offering; (ii) approximately 80,673 Restricted Shares will be eligible for sale 90 days after the date of this offering; (iii) approximately 77,975 Restricted Shares will be eligible for sale without restriction and 25,000 Restricted Shares will be eligible for sale subject to volume limitations, in each case 180 days after the effective date of this offering upon the expiration of a contractual lock-up agreement with the Company and the representatives of the Underwriters and (iv) and approximately 43,000 of the Restricted Shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144. In addition, assuming no exercise of the Trilogy Options, the 12,757,000 shares of Class A Common Stock issuable upon conversion of Class B Common Stock will be eligible for sale by Trilogy 180 days after the date of this offering upon the expiration of contractual lock-up agreements. In the event the Trilogy Options are exercised, one year after such options are exercised, the 155,000 Trilogy Option Shares will become eligible for sale pursuant to Rule 144, subject to the volume limitations and other restrictions, which generally is applicable to a transferee of shares sold by an Affiliate. The Company's officers and directors and Trilogy have agreed not to sell any of their shares of Common Stock for 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co., on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of securities subject to the lock-up agreement with the Underwriters.

  In general, under Rule 144 as currently in effect, beginning 90 days after the offering, a person (or persons whose shares are aggregated) who owns shares that were purchased from the Company (or any Affiliate) at least one year previously, including any person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock, or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who owns Restricted Shares under Rule 144 that were purchased from the Company (or any Affiliate) at least two years previously, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

  Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold (i) by persons other than Affiliates, subject only to the manner of sale provisions of Rule 144, and (ii) by Affiliates under Rule 144 without compliance with its one-year holding period requirement.

  The Company has agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Goldman, Sachs & Co., subject to certain limited exceptions. See "Underwriting".

  Trilogy and its transferees, including, to the extent the Trilogy Options are exercised, the holders of Trilogy Option Shares, have the right in certain circumstances to require the Company to register their shares of Class B Common Stock and the shares of Class A Common Stock issuable upon conversion of such Class B Common Stock under the Securities Act for resale to the public. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters, if any, of an offering to limit the number of shares included in such registration. If the Company were required to include in a Company-initiated registration shares held by Trilogy or its transferees, including, to the extent the Trilogy Options are exercised, the holders of Trilogy Option Shares, such registration or sales of stock may have a material adverse effect on the market price for the Company's Class A Common Stock and on the Company's ability to raise new capital. In addition, the Company intends to file a registration statement under the Securities Act covering approximately 4,853,725 shares of Class A Common Stock reserved for issuance under the Option Plans. See "Management--1996 Stock Option Plan" and "Management--1999 Stock Incentive Plan". Such registration statement is expected to be filed within 90 days after the date of this Prospectus and will automatically become effective upon filing. Following such filing, shares registered under such registration statement will, subject to the Lock-Up Agreements, Rule 144 volume limitations applicable to Affiliates and the lapsing of the Company's repurchase rights, be available for sale in the open market upon the exercise of vested options 90 days after the effective date of this Prospectus. At December 31, 1998, options to purchase 3,207,074 shares were issued and outstanding under the 1996 Plan. See "Shares Eligible for Future Sale".

Effect of Certain Charter Provisions; Anti-Takeover Effects of Certificate of Incorporation, Bylaws and Delaware Law

  The Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and Bylaws, as amended and restated ("Bylaws"), contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable. These provisions include the right of the holders of Class B Common Stock to eight votes per share, versus one vote per share for the holders of Class A Common Stock, and provide that stockholders may not call special meetings. In addition, upon completion of this offering, the Company's Certificate of Incorporation will authorize the Board of Directors to issue without stockholder approval "blank check" preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock of the Company. In addition, certain provisions of Delaware law may also have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. The anti-takeover effect of these provisions may also have an adverse effect on the public trading price of the Company's Class A Common Stock. See "Management--Stock Plans", "Description of Capital Stock--Preferred Stock" and "--Certain Anti-Takeover, Limited Liability and Indemnification Provisions;
Section 203 of the Delaware General Corporation Law".

Legal Proceedings

  The Company is from time to time involved in various lawsuits and legal proceedings which arise in the ordinary course of business. In January 1999, the Company filed an action for declaratory judgment against its former Vice President, Sales from July 1998 to December 1998, seeking to have certain claims for sales commissions, other commissions and stock grants declared invalid. On

February 5, 1999, the defendant in the Company's action filed a complaint against the Company and Christina C. Jones, the Company's President and Chief Operating Officer, requesting actual and punitive damages of not less than $3.0 million as a result of the alleged failure of the Company to pay certain commissions and make certain stock grants, among other matters. The Company intends to contest the action vigorously and does not believe that resolution of this action will have a material adverse effect on the Company's financial condition. However, litigation is subject to inherent uncertainties and, therefore, there can be no assurance that this action will not have a material adverse effect on the Company's business, results of operations or financial condition. See "Business--Legal Proceedings".

Immediate and Substantial Dilution

  The initial public offering price is substantially higher than the book value per share of all of the outstanding classes of Common Stock. As a result, investors purchasing Class A Common Stock in this offering will incur immediate and substantial dilution. To the extent outstanding options to purchase Class A Common Stock are exercised, there will be further dilution to such investors. See "Dilution" and "Shares Eligible for Future Sale".

Uncertainty as to Use of Proceeds

  The principal purposes of this offering are to increase the Company's working capital, to create a public market for the Company's Class A Common Stock and to facilitate future access to public equity markets. The Company currently has no specific plans for the use of the net proceeds from this offering other than for general corporate purposes, including working capital and capital expenditures. Accordingly, the Company's management will retain broad discretion as to the allocation of a substantial portion of the net proceeds from this offering. Pending any such uses, the Company plans to invest the net proceeds in investment-grade, interest-bearing securities. See "Use of Proceeds" and "Certain Transactions".

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,200,000 shares of Class A Common Stock to be sold by the Company hereby will be approximately $41,766,000 (approximately $48,210,900 if the Underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company.

  The principal purposes of this offering are to increase the Company's working capital, to create a public market for the Company's Class A Common Stock, to facilitate future access by the Company to public equity markets, and to provide increased visibility and credibility to the Company. The Company presently has no specific plans for use of the net proceeds of this offering. The Company intends to use the net proceeds primarily for general corporate purposes, including working capital to fund anticipated operating losses arising in part from substantial investment in expanding the Company's sales and marketing organization, and capital expenditures. The Company may, when and if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. The Company has no present understandings, commitments or agreements with respect to any material acquisition of, or investment in, third parties. The Company believes that its existing capital resources, combined with the net proceeds of this offering, will be sufficient to meet its presently anticipated cash requirements through at least the next 12 months. There can be no assurance that the Company will not be required to raise additional financing prior to such time, that additional financing will be available when needed or that, if available, such financing will be available on terms favorable to the Company and its stockholders. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in interest- bearing, investment-grade securities. See "Risk Factors-- Future Capital Needs; Uncertainty of Additional Financing".

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying any cash dividends on its Class A Common Stock or Class B Common Stock in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth, as of December 31, 1998, the cash position and capitalization of the Company (i) on an actual basis, and (ii) on an as adjusted basis to give effect to the sale by the Company of the 2,200,000 shares of Class A Common Stock offered by the Company hereby and the receipt by the Company of the estimated net proceeds therefrom.

                                                            December 31, 1998
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (in thousands,
                                                              except share
                                                                amounts)
Cash and cash equivalents................................. $ 4,726    $46,908
                                                           =======    =======
Long-term obligations, less current portion............... $    --    $    --
Stockholders' equity (deficit):
  Preferred Stock, $.01 par value per share; 10,000,000
   shares authorized; no shares issued or outstanding
   (actual and as adjusted)...............................      --         --
  Class A Common Stock, $.01 par value per share;
   37,243,000 shares authorized; 191,602 shares issued and
   outstanding (actual)(1); and 2,391,602 shares issued
   and outstanding (as adjusted)(1).......................       1         23
  Class B Common Stock, $.01 par value per share;
   12,757,000 authorized; 12,757,000 shares issued and
   outstanding (actual and as adjusted)...................     128        128
  Additional paid-in capital..............................   4,024     45,768
  Deferred stock compensation.............................  (1,726)    (1,726)
  Accumulated deficit..................................... (10,972)   (10,972)
                                                           -------    -------
    Total stockholders' equity (deficit)..................  (8,545)    33,221
                                                           -------    -------
    Total capitalization.................................. $(8,545)   $33,221
                                                           =======    =======

--------
(1) Based on the number of shares outstanding as of December 31, 1998. Excludes (i) 3,207,074 shares of Class A Common Stock issuable upon the exercise of outstanding stock options under the Company's 1996 Stock Option Plan (the "1996 Option Plan") at a weighted average exercise price of $4.00 per share and (ii) an additional 144,324 shares of Class A Common Stock reserved for future grant under the 1996 Option Plan. Also excludes the right under the terms of an applications subscription agreement to require the Company to grant to a customer an option to purchase up to 320,000 shares of Class A Common Stock if one of specified certain events occurs, including an initial public offering. As of December 31, 1998, no specified event had occurred and the option was not outstanding. See "Management--1996 Stock Option Plan", "--Agreement Regarding Grant of Options" and Note 8 of Notes to Financial Statements.

                                   DILUTION

  At December 31, 1998, the net tangible book value of the Company was a deficit of $9,210,000, or $0.71 per share of Common Stock. Net tangible book value (deficit) per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 2,200,000 shares of Class A Common Stock offered by the Company hereby and the receipt by the Company of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of December 31, 1998 would have been $33,221,000, or $2.19 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $2.90 per share to existing stockholders and an immediate dilution of $18.81 per share to new investors purchasing shares of Class A Common Stock in this offering. The following table illustrates the per share dilution:

Initial public offering price per share.........................         $21.00
  Net tangible book deficit per share as of December 31, 1998... $(0.71)
  Increase per share attributable to new investors..............   2.90
                                                                 ------
As adjusted net tangible book value per share after this
 offering.......................................................           2.19
                                                                         ------
Dilution per share to new investors.............................         $18.81
                                                                         ======

  The following table sets forth, on an as adjusted basis as of December 31, 1998, with respect to existing stockholders and new investors in this offering, a comparison of the number of shares of Common Stock acquired from the Company, the percentage ownership of such shares, the total cash consideration paid, the percentage of total cash consideration paid and the average price per share paid assuming the sale by the Company of the 2,200,000 shares of Class A Common Stock offered by the Company hereby and the receipt by the Company of the estimated net proceeds therefrom:

                                 Shares Purchased  Total Consideration  Average
                                ------------------ -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 12,948,602   85.5% $   446,000    1.0%  $ 0.03
New investors..................  2,200,000   14.5   46,200,000   99.0   $21.00
                                ----------  -----  -----------  -----
  Total........................ 15,148,602  100.0% $46,646,000  100.0%
                                ==========  =====  ===========  =====

  The preceding table assumes no exercise of any outstanding stock options. As of December 31, 1998, there were options outstanding to purchase a total of 3,207,074 shares of Class A Common Stock at a weighted average exercise price of $4.00 per share and 144,324 additional shares reserved for future grant. Also excludes the right under the terms of an applications subscription agreement to require the Company to grant to a customer an option to purchase up to 320,000 shares of Class A Common Stock if one of specified certain events occurs, including an initial public offering. As of December 31, 1998, no specified event had occurred and the option was not outstanding. To the extent outstanding options are exercised or shares reserved for future grant are issued, there will be further dilution to new investors. See "Management-- 1996 Stock Option Plan" and Note 8 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and with the Financial Statements and Notes thereto which are included elsewhere in this Prospectus. The statement of operations data for the fiscal years ended December 31, 1996, 1997 and 1998 and the balance sheet data at December 31, 1997 and 1998 are derived from the audited Financial Statements included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1994 and 1995, and the balance sheet data at December 31, 1994, 1995 and 1996 are derived from audited financial statements not included in this Prospectus. Historical results are not necessarily indicative of results in the future. See "Risk Factors-- Significant Fluctuations in Future Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                            Year Ended December 31,
                                  -----------------------------------------------
                                    1994      1995     1996      1997      1998
                                  --------  -------- --------  --------  --------
                                     (in thousands, except per share data)
Statement of Operations Data:
Revenues:
 Software and subscriptions.....  $     --  $  1,836 $  3,633  $  6,475  $ 12,651
 Content and services...........       515     1,887    2,249     4,114     9,063
                                  --------  -------- --------  --------  --------
  Total revenues................       515     3,723    5,882    10,589    21,714
                                  --------  -------- --------  --------  --------
Cost of revenues:
 Software and subscriptions.....       148       818      822     1,023     3,242
 Content and services...........       390       953    1,112     2,553     7,068
                                  --------  -------- --------  --------  --------
  Total cost of revenues........       538     1,771    1,934     3,576    10,310
                                  --------  -------- --------  --------  --------
Gross profit (loss).............       (23)    1,952    3,948     7,013    11,404
Operating expenses:
 Research and development.......       106       660    1,168     1,129     4,292
 Selling and marketing..........        72       577    2,555     4,793    12,151
 General and administrative.....        --       116      726     1,792     3,689
 Amortization of deferred stock
  and stock compensation
  expense.......................        --        --       --        --     1,468
                                  --------  -------- --------  --------  --------
  Total operating expenses......       178     1,353    4,449     7,714    21,600
                                  --------  -------- --------  --------  --------
Operating income (loss).........      (201)      599     (501)     (701)  (10,196)
Interest income.................        --        --       --        --       172
                                  --------  -------- --------  --------  --------
Income (loss) before income
 taxes..........................      (201)      599     (501)     (701)  (10,024)
Income tax provision
 (benefit)(1)...................       (68)      207     (191)      427      (386)
                                  --------  -------- --------  --------  --------
Net income (loss)(1)............  $   (133) $    392 $   (310) $ (1,128) $ (9,638)
                                  ========  ======== ========  ========  ========
Basic and diluted net income
 (loss) per share(1)............  $  (0.10) $   0.03 $  (0.02) $  (0.09) $  (0.75)
                                  ========  ======== ========  ========  ========
Weighted average shares
 outstanding....................     1,280    12,800   12,800    12,800    12,861
                                  ========  ======== ========  ========  ========
                                                  December 31,
                                  -----------------------------------------------
                                    1994      1995     1996      1997      1998
                                  --------  -------- --------  --------  --------
                                                 (in thousands)
Balance Sheet Data:
Cash and cash equivalents(2)....  $     --  $     -- $     --  $  2,207  $  4,726
Working capital (deficit)(3)....      (291)      255     (253)   (1,489)   (9,045)
Total assets....................     1,088     1,492    3,435     4,978    12,254
Stockholders' equity (deficit)..      (287)      442      132      (995)   (8,545)

--------
(1) The unaudited pro forma income tax benefit, unaudited pro forma net loss and unaudited pro forma basic and diluted net loss per share for the year ended December 31, 1998 computed as if the Company filed a separate income tax return is $292,000, $9,732,000 and $.76 per share, respectively.
(2) Prior to 1997, the Company relied on Trilogy for all of its cash management requirements.
(3) Working capital (deficit) at December 31, 1996, 1997 and 1998 includes the effect of deferred revenue of $2,162,000, $4,212,000 and $10,428,000, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with, and is qualified in its entirety by, the more detailed information and the Financial Statements and Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.

Overview

  pcOrder is a leading provider of Internet-based e-commerce solutions that are designed to enable the computer industry's suppliers, resellers and end users to buy and sell computer products online. The Company leverages Internet technologies to provide comprehensive e-commerce solutions designed to increase sales and marketing productivity, meet end-user demand for online ordering, reduce costs and shorten order fulfillment cycles for industry participants. The Company's solutions include software applications that automate product search, comparison, configuration, pricing, financing and ordering, combined with what the Company believes is the industry's largest content database consisting of detailed product, categorization, compatibility, pricing and availability information.

  The Company was established as a separate business unit within Trilogy on July 1, 1993, and was incorporated on July 18, 1994. The Company began to recognize revenue in April 1994, and has periodically released new products and enhancements to its existing products since that date. In late 1996, Ross
A. Cooley joined the Company as Chairman and Chief Executive Officer and brought significant computer industry experience and long-term relationships with computer industry participants to the Company. Since that time, the Company's e-commerce solutions for the computer industry have gained broader acceptance, and have been adopted by market leaders including Compaq Computer Corporation ("Compaq"), CompuCom Systems, Inc. ("CompuCom"), CompUSA Inc. ("CompUSA"), CMP Publications, Inc. ("CMP Publications"), GE Capital Corp. ("GE Capital"), Hewlett-Packard Company ("HP"), Ingram Micro, International Business Machines Corporation ("IBM"), Kingston Technology Corporation ("Kingston"), Nortel Networks Inc. ("Nortel Networks"), MCI Systemhouse Corp. ("MCI Systemhouse"), MicroAge Integration Company, PC Wholesale, Pinacor, Inc. ("Pinacor") and Tech Data Corporation ("Tech Data"). In addition, over 500 resellers use the Company's solution. The Company's revenues have grown from $5.9 million in 1996 to $21.7 million in 1998.

  The Company derives its revenues from software and subscription fees and related content and service fees. Software and subscription fees consist of subscription-based and perpetual license arrangements. Prior to 1997, the Company's software and subscription fees had been derived primarily from perpetual licenses of the Company's products. In late 1996, the Company commenced a transition of its pricing model to subscription-based arrangements. Currently, the Company derives the majority of its software and subscription fees from subscription-based arrangements, but may from time to time grant perpetual licenses to accommodate individual customer needs. Content fees are charged for access, entry, updating and maintenance of computer product data and are generally contracted for on a subscription basis. The Company's service fees consist of providing integration, customization and training services to the Company's customers. Such fees are generally charged on a time and materials basis; however, the Company has in the past and may from time to time in the future provide such services on a fixed price basis.

  Revenue from perpetual licenses and software subscriptions is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. In the case of perpetual licenses, revenue is recognized immediately upon achievement of the above criteria. In the case of subscriptions, revenue recognition commences upon achievement of the above criteria, but is generally recognized ratably over the life of the arrangement. Software maintenance fees relating to perpetual licenses are recognized ratably over the term of the applicable maintenance agreement. Content fees are generally recognized ratably over the applicable maintenance period, which generally commences upon initial content entry.

  Time and materials service fees are recognized as the services are performed. The Company recognizes revenue on fixed price service arrangements upon (i) the completion of specific contractual events, or (ii) based on an estimated percentage of completion as work progresses.

  The Company records cash advances and amounts billed in excess of revenue recognized as deferred revenue. The Company's deferred revenue balance on December 31, 1998 was $12.5 million. Approximately $10.4 million of this deferred revenue is expected to be recognized as revenue within the following twelve months, with the remaining amount expected to be recognized subsequent to December 31, 1999. The deferred revenue balance generally results from contractual commitments made by customers to pay amounts to the Company in advance of receipt of products or services. The timing and amount of cash advances from customers can vary significantly depending on specific contract terms and can therefore have a significant impact on the amount of deferred revenue in any given period. Deferred revenue is not indicative of the Company's contract backlog or future revenues. The Company derives the majority of its revenues from subscription-based arrangements which may have pre-payment terms resulting in deferred revenue and which require renewal for license access and service beyond the contract period. Fluctuations in deferred revenue result in similar fluctuations in the Company's cash flow from operations.

  Statement of Position ("SOP") 97-2, "Software Revenue Recognition" was issued in October 1997 by the American Institute of Certified Public Accountants ("AICPA") and amended by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2". The Company adopted SOP 97-2 and SOP 98-4 effective January 1, 1998. Effective December 15, 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, "Software Revenue Recognition', With Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and 98-4, extending the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company does not believe that the final adoption of SOP 98-9 will have a material effect on the Company's financial condition or results of operations.

  Pursuant to an intercompany license agreement with Trilogy, the Company is obligated to pay Trilogy royalties based on fees generated from perpetual license agreements, software maintenance and subscription-based licenses. Also, the Company has entered into certain agreements with Trilogy pursuant to which Trilogy provides certain administrative and corporate support services to the Company, including certain tax administration, payroll, payroll accounting, banking, corporate finance, recruiting and employee training services. In addition, the Company has entered into a tax allocation agreement with Trilogy. See Notes 2 and 4 of Notes to Financial Statements.

  Except for a small profit in 1995, the Company has incurred annual losses from operations from its inception in July 1993 to date, and the Company expects to continue to incur losses from operations on both a quarterly and an annual basis for the foreseeable future. The Company had an accumulated deficit of $11.0 million at December 31, 1998. Furthermore, the Company intends to invest significantly in its sales and marketing organization, programs and activities to increase sales of its products and services to its existing customers and to new customers. However, historically the Company has experienced a lengthy cycle for sales of its products to resellers and longer sales cycles for sales of its products to manufacturers and distributors. Consequently, even if the Company achieves increased sales of its products and services as a result of its investments in its salesforce, such increases likely will not be recognized in the quarter in which such investments are made.

  Because the market for the Company's products has only recently emerged, and based on other factors described in this Prospectus, the Company believes that its quarterly and annual revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of the Company's results of operations are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance. Moreover, although the Company's revenues have increased in recent periods, there can be no assurance that the Company's revenues will grow in future periods, that they will grow at past rates or that the Company will achieve profitability on a quarterly or annual basis in the future. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. There can be no assurance that the Company will be successful in addressing such risks and difficulties or that the Company will achieve or sustain profitability in the future.

Results of Operations

  The following table sets forth the results of operations for the Company expressed as a percentage of total revenues. The Company's historical operating results are not necessarily indicative of the results for any future period.

                                                                Year Ended
                                                               December 31,
                                                              ------------------
                                                              1996   1997   1998
                                                              ----   ----   ----
Revenues:
 Software and subscriptions..................................  62%    61%    58%
 Content and services........................................  38     39     42
                                                              ---    ---    ---
   Total revenues............................................ 100    100    100
                                                              ---    ---    ---
Cost of revenues:
Software and subscriptions...................................  14     10     15
 Content and services........................................  19     24     33
                                                              ---    ---    ---
   Total cost of revenues....................................  33     34     48
                                                              ---    ---    ---
Gross profit.................................................  67     66     52
Operating expenses:
 Research and development....................................  20     11     20
 Selling and marketing.......................................  43     45     56
 General and administrative..................................  12     17     17
 Amortization of deferred stock and stock compensation
  expense....................................................  --     --      6
                                                              ---    ---    ---
   Total operating expenses..................................  75     73     99
                                                              ---    ---    ---
Operating loss...............................................  (8)    (7)   (47)
Interest income..............................................  --     --      1
                                                              ---    ---    ---
Loss before income taxes.....................................  (8)    (7)   (46)
Income tax provision (benefit)...............................  (3)     4     (2)
                                                              ---    ---    ---
Net loss.....................................................  (5)%  (11)%  (44)%
                                                              ===    ===    ===

Comparison of 1997 and 1998

 Revenues

  Total revenues increased 105% from $10.6 million in 1997 to $21.7 million in 1998. The Company's top five customers in 1997 accounted for 64% of total revenues during the year, and the Company's top five customers in 1998 accounted for 62% of total revenues during the year.

  Software and Subscriptions. Software and subscription revenues increased 95% from $6.5 million in 1997 to $12.7 million in 1998, representing 61% and 58% of total revenues, respectively. The increase in absolute dollars was due primarily to the addition of subscription-based and perpetual license customers and increased subscription-based arrangements for additional authorized users for existing customers. Software and subscription revenues decreased as a percentage of total revenues primarily due to a higher relative increase in content and service revenues related to additional content fees, software integration, customization and training services associated with the Company's increased customer base.

  Software and subscription revenues recognized under perpetual licenses were $744,000 and $3.2 million in 1997 and 1998, respectively, representing 7% and 15% of total revenues, respectively. The increase in absolute dollars and as a percentage of total revenues was due primarily to a perpetual license agreement executed during 1998.

  Content and Services. Content and service revenues increased 120% from $4.1 million in 1997 to $9.1 million in 1998, representing 39% and 42% of total revenues, respectively. The increase in absolute dollars and as a percentage of total revenues was due primarily to additional content fees and software integration, customization and training services associated with the Company's increased customer base.

 Cost of Revenues

  Software and Subscriptions. Cost of software and subscription revenues consists primarily of royalties paid to Trilogy and the cost of providing software maintenance. Cost of software and subscription revenues increased 217% from $1.0 million during 1997 to $3.2 million during 1998, representing 16% and 26% of software and subscription revenues, respectively. The increase in cost of software and subscription revenues in absolute dollars was due primarily to (i) the increase in customer support headcount and the related operating expenses and (ii) the increase in royalties paid to Trilogy on software applications as a result of increased total revenues. The increase in cost of software and subscription revenues as a percentage of software and subscription revenues was due primarily to the increased personnel and other costs associated with providing software maintenance services to a greater number of customers.

  Content and Services. Cost of content and service revenues consists primarily of the cost of providing access, entry, update and maintenance services for computer product information services and the cost of in-house and contract personnel providing software integration, customization and training services. Cost of content and service revenues increased 177% from $2.6 million in 1997 to $7.1 million in 1998, representing 62% and 78% of content and service revenues, respectively. The increase in cost of content and service revenues in absolute dollars and as a percentage of content and service revenues was due primarily to (i) the increase in headcount within the Company's content management group ("PC Labs") and the depreciation related to additional computer equipment for PC Labs purchased during 1998 and (ii) the increased personnel and other costs associated with providing software integration, customization and training services to a greater number of customers. Additionally, the increase in cost of content and service revenues as a percentage of total revenues for 1998 was offset primarily by the recognition of revenue under a fixed fee arrangement for which the majority of the associated costs were expensed in the fourth quarter of 1997.

 Operating Expenses

  Research and Development. Research and development expenses consist primarily of personnel costs to support product development. Research and development expenses increased 280% from $1.1 million in 1997 to $4.3 million in 1998, representing 11% and 20% of total revenues, respectively. These increases were due primarily to an increase in internal development personnel. The Company believes that continued investment in research and development is critical to attaining its strategic objectives and, as a result, expects research and development costs in absolute dollars to increase significantly in future periods.

  Selling and Marketing. Selling and marketing expenses consist primarily of salaries and outsourced personnel costs, advertising, travel, tradeshows and public relations expenses. Selling and marketing expenses increased 154% from $4.8 million in 1997 to $12.2 million in 1998, representing 45% and 56% of total revenues, respectively. The increase in absolute dollars was due primarily to an increase in personnel and the Company's increased marketing campaign expenditures. The Company believes that such expenses will increase in absolute dollars and as a percentage of revenues in future periods as it expands its sales and marketing organization and activities.

  General and Administrative. General and administrative expenses consist primarily of personnel costs, recruiting and professional legal and accounting services, as well as management fees paid to Trilogy. General and administrative expenses increased 106% from $1.8 million in 1997 to $3.7 million in 1998, representing 17% of total revenues in both periods. The increase in absolute dollars was due primarily to increased personnel and facility expenses necessary to support the Company's growth. The Company believes general and administrative expenses will increase in absolute dollars as the Company expands its personnel and infrastructure to support its growth and assumes the responsibilities of a public company.

  Amortization of Deferred Stock and Stock Compensation Expense. In 1998, the Company recorded total deferred stock compensation of $2.8 million in connection with stock options granted during 1998. Such amount is being amortized over the vesting periods of the applicable options, resulting in amortization of $1.1 million for 1998. These amounts represent the difference between the exercise price of certain stock option grants and the deemed fair value of the Company's Common Stock at the time of such grants. Additionally, the Company recorded approximately $383,000 in stock compensation expense which represents the fair value of options granted to certain non-employees during the year.

 Income Taxes

  The Company is included in the consolidated income tax return of Trilogy. The Company has also entered into a tax sharing agreement with Trilogy. Should Trilogy's ownership interest fall below 80% of the outstanding shares, the Company will no longer be included in the consolidated group or subject to the tax sharing agreement. See Note 2 of Notes to Financial Statements.

  The Company's effective tax rate was 61.0% and (3.9)% for 1997 and 1998, respectively. The primary differences between the effective tax rates for such periods resulted from increases to the valuation allowance for the Company's deferred tax assets. The pro forma income tax provision reflects the income tax benefit for 1998 as if the Company had filed a separate income tax return.

Comparison of 1996 and 1997

 Revenues

  The Company's total revenues increased 80% from $5.9 million in 1996 to $10.6 million in 1997. The Company's top five customers for 1996 accounted for approximately 89% of total revenues in 1996, and the Company's top five customers for 1997 accounted for 64% of total revenues in 1997.

  Software and Subscriptions. Software and subscription revenues increased 78% from $3.6 million in 1996 to $6.5 million in 1997, representing 62% and 61% of total revenues, respectively.

The increase in absolute dollars was due primarily to the increase in revenues from subscription-based arrangements, partially offset by the decrease in revenues from perpetual licenses, as customer demand shifted from perpetual licenses to subscription-based arrangements. Software and subscription revenues recognized under perpetual licenses were $2.0 million and $744,000 in 1996 and 1997, respectively, representing 33% and 7% of total revenues, respectively. Revenues from subscription-based arrangements increased due primarily to additional subscription- based customers.

  Content and Services. Content and service revenues increased 83% from $2.2 million in 1996 to $4.1 million in 1997, representing 38% and 39% of total revenues, respectively. The increase was due primarily to an increase in content fees associated with new content customers and software integration, customization and training services associated with an increase in the number of software and subscription customers.

 Cost of Revenues

  Software and Subscriptions. Cost of software and subscription revenues increased from $822,000 in 1996 to $1.0 million in 1997, representing 23% and 16% of software and subscription revenues, respectively. The decrease in cost of software and subscription revenues as a percentage of such revenues was due primarily to higher deployment costs incurred in 1996 as compared to 1997.

  Content and Services. Cost of content and service revenues increased from $1.1 million in 1996 to $2.6 million in 1997, representing 49% and 62% of content and service revenues, respectively. The increase in cost of content and service revenues in absolute dollars was due primarily to an increase in personnel and other costs associated with providing these services to a greater number of customers. Cost of content and service revenues increased as a percentage of content and service revenues due primarily to an increase in headcount in PC Labs and an increase in service personnel to handle the Company's increased content and software customer base, and the incurrence of costs associated with deployment of a fixed fee consulting arrangement in 1997 with the recognition of related revenues in 1998.

 Operating Expenses

  Research and Development. Research and development expenses decreased marginally from $1.2 million in 1996 to $1.1 million in 1997, representing 20% and 11% of total revenues, respectively. The decrease as a percentage of revenues was due primarily to the completion of the development of certain of the Company's products as such products became available for sale and deployment in 1997. As a result, research and development expenses in absolute dollars remained relatively flat from 1996 to 1997.

  Selling and Marketing. Selling and marketing expenses increased 88% from $2.6 million in 1996 to $4.8 million in 1997, representing 43% and 45% of total revenues, respectively. The increase in absolute dollars was due primarily to increases in personnel and expenditures relating to the Company's sales and marketing organization and activities.

  General and Administrative. General and administrative expenses increased 147% from $726,000 in 1996 to $1.8 million in 1997, representing 12% and 17% of total revenues, respectively. The increase in absolute dollars and as a percentage of total revenues was due primarily to increased personnel and facility expenses necessary to support the Company's growth.

 Income Taxes

  The Company is included in the consolidated income tax return of Trilogy. An income tax provision was recorded by the Company using an effective tax rate of 38% and 61% for the years ended December 31, 1996 and 1997, respectively. The increase in the effective rate for 1997 resulted from the establishment of a valuation allowance to reduce the Company's net deferred tax assets to zero.

Unaudited Quarterly Results Of Operations

  The following table sets forth certain unaudited quarterly statement of operations data for the eight quarters ended December 31, 1998. In the opinion of management, this information has been prepared substantially on the same basis as the audited Financial Statements appearing elsewhere in this Prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations. The quarterly data should be read in conjunction with the audited Financial Statements of the Company and the Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                        Quarter Ended
                          -------------------------------------------------------------------------------
                          Mar. 31, Jun. 30,  Sept. 30,  Dec. 31,  Mar. 31,  Jun. 30,  Sept. 30,  Dec. 31,
                            1997     1997      1997       1997      1998      1998      1998       1998
                          -------- --------  ---------  --------  --------  --------  ---------  --------
                                                       (in thousands)
Statement of Operations
 Data:
Revenues:
 Software and
  subscriptions.........   $1,259   $1,382    $1,717     $2,117    $2,397    $3,075    $ 3,264   $ 3,915
 Content and services...      872    1,001     1,099      1,142     2,108     2,003      2,312     2,640
                           ------   ------    ------     ------    ------    ------    -------   -------
   Total revenues.......    2,131    2,383     2,816      3,259     4,505     5,078      5,576     6,555
                           ------   ------    ------     ------    ------    ------    -------   -------
Cost of revenues:
 Software and
  subscriptions.........      182      194       232        415       580       634        983     1,045
 Content and services...      389      586       740        838       946     1,417      1,780     2,925
                           ------   ------    ------     ------    ------    ------    -------   -------
   Total cost of
    revenues............      571      780       972      1,253     1,526     2,051      2,763     3,970
                           ------   ------    ------     ------    ------    ------    -------   -------
Gross profit............    1,560    1,603     1,844      2,006     2,979     3,027      2,813     2,585
Operating expenses:
 Research and
  development...........      283      221       320        305       810       975      1,148     1,359
 Selling and marketing..      988    1,183     1,270      1,352     1,553     2,170      4,601     3,827
 General and
  administrative........      261      305       404        822       636       660      1,160     1,233
 Amortization of
  deferred stock and
  stock compensation
  expense...............      --       --        --         --        --        227        727       514
                           ------   ------    ------     ------    ------    ------    -------   -------
   Total operating
    expenses............    1,532    1,709     1,994      2,479     2,999     4,032      7,636     6,933
                           ------   ------    ------     ------    ------    ------    -------   -------
Operating income
 (loss).................       28     (106)     (150)      (473)      (20)   (1,005)    (4,823)   (4,348)
Interest income.........      --       --        --         --          7        38         62        65
                           ------   ------    ------     ------    ------    ------    -------   -------
Income (loss) before
 income taxes...........       28     (106)     (150)      (473)      (13)     (967)    (4,761)   (4,283)
Income tax provision
 (benefit)..............      (18)      65        93        287       --        --        (203)     (183)
                           ------   ------    ------     ------    ------    ------    -------   -------
Net income (loss).......   $   46   $ (171)   $ (243)    $ (760)   $  (13)   $ (967)   $(4,558)  $(4,100)
                           ======   ======    ======     ======    ======    ======    =======   =======
                                                        Quarter Ended
                          -------------------------------------------------------------------------------
                          Mar. 31, Jun. 30,  Sept. 30,  Dec. 31,  Mar. 31,  Jun. 30,  Sept. 30,  Dec. 31,
                            1997     1997      1997       1997      1998      1998      1998       1998
                          -------- --------  ---------  --------  --------  --------  ---------  --------
As a Percentage of Total
 Revenues:
Revenues:
 Software and
  subscriptions.........       59%      58%       61%        65%       53%       61%        59%       60%
 Content and services...       41       42        39         35        47        39         41        40
                           ------   ------    ------     ------    ------    ------    -------   -------
   Total revenues.......      100      100       100        100       100       100        100       100
                           ------   ------    ------     ------    ------    ------    -------   -------
Cost of revenues:
 Software and
  subscriptions.........        9        8         8         13        13        12         18        16
 Content and services...       18       25        27         25        21        28         32        45
                           ------   ------    ------     ------    ------    ------    -------   -------
   Total cost of
    revenues............       27       33        35         38        34        40         50        61
                           ------   ------    ------     ------    ------    ------    -------   -------
Gross profit............       73       67        65         62        66        60         50        39
Operating expenses:
 Research and
  development...........       13        9        11          9        18        19         20        21
 Selling and marketing..       47       50        45         42        35        43         82        58
 General and
  administrative........       12       12        15         25        14        13         21        19
 Amortization of
  deferred stock and
  stock compensation
  expense...............       --       --        --         --        --         5         13         7
                           ------   ------    ------     ------    ------    ------    -------   -------
   Total operating
    expenses............       72       71        71         76        67        80        136       105
                           ------   ------    ------     ------    ------    ------    -------   -------
Operating income
 (loss).................        1       (4)       (6)       (14)       (1)      (20)       (86)      (66)
Interest income.........       --       --        --         --        --         1          1         1
                           ------   ------    ------     ------    ------    ------    -------   -------
Income (loss) before
 income taxes...........        1       (4)       (6)       (14)       (1)      (19)       (85)      (65)
Income tax provision
 (benefit)..............       (1)       3         3          9        --        --         (3)       (2)
                           ------   ------    ------     ------    ------    ------    -------   -------
Net income (loss).......        2%      (7)%      (9)%      (23)%      (1)%     (19)%      (82)%     (63)%
                           ======   ======    ======     ======    ======    ======    =======   =======

  The Company's total revenues and software and subscription revenues increased quarter to quarter during each of the eight quarters ended December 31, 1998 due primarily to increasing market acceptance of the Company's products, and increases in its installed base of customers. Content and service revenues have generally increased quarter to quarter due primarily to additional content fees, software integration, customization and training services associated with an increase in the number of software applications and content customers. Content and service revenues decreased as a percentage of total revenues in the fourth quarter of 1997 and increased significantly in absolute dollars and as a percentage of total revenues for the quarter ended March 31, 1998 due primarily to the recognition of revenues from a significant fixed fee arrangement in the quarter ended March 31, 1998 for which work began in the quarter ended December 31, 1997. Cost of software and subscription revenues increased in absolute dollars quarter to quarter with the increase in software and subscription revenues. Cost of content and service revenues have generally increased in absolute dollars and as a percentage of content and service revenues quarter to quarter, with the exception of the quarter ended March 31, 1998, due primarily to an increase in personnel and other costs associated with providing these services to a greater number of customers. The decrease in the quarter ended March 31, 1998, is due primarily to the fixed fee arrangement discussed above.

  Research and development expenses in absolute dollars and as a percentage of total revenues were relatively constant through the four quarters ended December 31, 1997. Commencing in the quarter ended March 31, 1998, research and development expenses increased significantly in both absolute dollars and as a percentage of revenues due to significant increases in research and development personnel and related costs to fund development of new products, data models and tools.

  Selling and marketing expenses have increased in absolute dollars quarter to quarter during each of the eight quarters ended December 31, 1998, reflecting the increase in growth of the Company's sales and marketing organizations and activities. Selling and marketing expenses increased in the third quarter of 1998 due primarily to increased marketing efforts focused on acquiring regional resellers and corporate buyers, and remained relatively constant in the fourth quarter of 1998.

  With the exception of the quarter ended December 31, 1997, general and administrative expenses generally increased quarter to quarter in absolute dollars and remained relatively constant as a percentage of total revenues through June 30, 1998. General and administrative expenses increased significantly in the third and fourth quarters of 1998 due primarily to increased personnel and facility expenses necessary to support the Company's growth. The increase in the quarter ended December 31, 1997 was a result of an increase in accrued management bonuses and allowance for bad debts.

Factors Affecting Operating Results

  The Company's revenues and operating results have in the past fluctuated significantly and are expected to fluctuate significantly in the future due to a combination of factors, many of which are outside of the Company's control. In addition, the timing and amount of revenues associated with particular sales can vary significantly based upon (i) the number of products that are accessed and the number of authorized users, and (ii) whether the fees are perpetual or subscription-based. The Company has in the past recognized, and may in the future be required to recognize, a significant portion of revenue derived from license agreements with its customers in a single fiscal quarter, which can cause significant variations in quarterly revenues. Moreover, small delays in customer orders can cause significant variability in the Company's total revenues and results of operations for any particular period. As a result, the timing of significant orders and the recognition of revenue from such orders is unpredictable. Unfavorable changes in any of the above factors could materially and adversely affect the Company's revenues, gross margins and results of operations in future periods.

  As a result of the Company's limited operating history and the emerging nature of the e-commerce market in which the Company competes, there can be no assurance that the Company will be able to accurately forecast its revenues. The Company's current and future expense levels are based primarily on its operating plans and estimates of future revenues and are to a large extent fixed costs. The

Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would likely have an immediate material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Significant Fluctuation in Future Operating Results". Based upon all of the foregoing, the Company believes that its quarterly and annual revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of the Company's results of operations are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance. Moreover, although the Company's revenues have increased in recent periods, there can be no assurance that the Company's revenues will grow in future periods, that they will grow at past rates or that the Company will achieve profitability on a quarterly or annual basis in the future. Due to the foregoing as well as other factors, it is likely that the Company's operating results will be below market analysts' expectations in some future quarters, which could materially and adversely affect the market price of the Common Stock.

  Historically, the Company has received a significant portion of its revenues from a limited number of customer agreements. The Company believes that a customer's decision to purchase its products or license its technology is relatively discretionary and, especially for large-scale users, generally involves a significant commitment of capital resources. Therefore, any downturn in the economy or in the business of customers or potential customers could have a material adverse effect on the Company's revenues and quarterly results of operations. See "Risk Factors--Significant Fluctuations in Future Operating Results".

  Due to the foregoing factors, it is likely that in some future quarters the Company's operating results will fall below the expectations of securities analysts and investors, which would likely have a material adverse effect on the trading price of the Common Stock.

Liquidity and Capital Resources

  From inception through 1996, the Company financed its operations primarily through advances from its parent, Trilogy. Since 1997, the Company has primarily financed its operations from cash provided by operations. As of December 31, 1998, the Company had $4.7 million of cash and cash equivalents. As of December 31, 1998, the Company's principal commitments consisted of obligations outstanding under operating leases. Although the Company has no material commitments for capital expenditures, management anticipates a substantial increase in its capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel.

  Cash used by operations was $647,000 in 1996, and cash provided by operations was $3.1 million and $4.7 million in 1997 and 1998, respectively. Cash used in operations in 1996 resulted primarily from a net loss of $310,000 and an increase in accounts receivable of $2.2 million, largely offset by increases in deferred revenue of $1.1 million and accounts payable and accrued expenses of $618,000. Net cash provided by operations of $3.1 million in 1997 resulted primarily from an increase in deferred revenue of $2.1 million and other favorable working capital changes, offset by a net loss of $1.1 million. Net cash provided by operations of $4.7 million for the year ended
December 31, 1998 was primarily attributable to an increase in deferred revenue of $8.3 million, an increase in the payable to Trilogy of $4.2 million, largely offset by a net loss of $9.6 million, net of the amortization of deferred stock and stock compensation expense of $1.5 million.

  Net cash used in investing activities of $359,000, $662,000, and $2.6 million for 1996, 1997 and 1998, respectively, was primarily related to purchases of equipment. In 1998, the Company also had expenditures for leasehold improvements related to the move into their current facility and software and computers for additional employees.

  Cash provided by financing activities of $1.0 million in 1996 and cash used in financing activities of $254,000 in 1997 was primarily attributable to the net increase and decrease, respectively, in amounts payable to Trilogy for advances received or repaid. Cash provided by financing activities of $445,000 for 1998, was attributable to proceeds received from the exercise of stock options.

  Since its inception, the Company has significantly increased its operating expenses. The Company currently anticipates that it will continue to experience significant growth in its operating expenses for the foreseeable future and that its operating expenses will be a material use of the Company's cash resources. The Company believes that its existing capital resources, combined with the net proceeds of this offering, will be sufficient to meet its presently anticipated cash requirements through at least the next 12 months. There can be no assurance that the Company will not be required to raise additional financing prior to such time, that additional financing will be available when needed or that, if available, such financing will be available on terms favorable to the Company and its stockholders.

Recently Issued Accounting Pronouncements

  See Note 2 of Notes to Financial Statements for recently adopted and recently issued accounting standards.

Year 2000 Compliance

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. This could result in system failures or miscalculations, causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in other normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company uses a number of computer software programs and operating systems and its proprietary solutions include source code which must address the Year 2000 issue. However, the Company believes that its Year 2000 issues are limited to information technology ("IT") systems (i.e., software programs and computer operating systems) and that because its business is not solely dependent on the use of non-IT systems (i.e., embedded systems such as devices used to control, monitor or assist the operation of equipment and machinery), the failure of any such non-IT systems as a result of Year 2000 issues would not have a material adverse effect on the Company's operations.

  The Company relies, in part, on Trilogy's internal computer systems. The Company has been informed by Trilogy that Trilogy's internal computer systems are Year 2000 compliant. The Company has completed a limited review of its IT systems and the products for which the Company currently provides maintenance and support, which involved testing and verification as described below. Based on such review, the Company believes its own IT systems and the products for which the Company currently provides maintenance and support are Year 2000 compliant. The Company's Year 2000 compliance effort consisted of verifying and testing the ability of the products for which the Company currently provides maintenance and support to successfully handle the date change from December 31, 1999 to January 1, 2000, date changes from February 28 to February 29 and arbitrary dates ranging from 2000 to 2037. The Company has no plans to conduct further review of its currently supported products or IT systems. The Company has not historically made any material expenditures in readying its IT systems or currently support products for the Year 2000 and does not believe it will be necessary in the future to expend any material amounts in connection with Year 2000 compliance.

  Notwithstanding the foregoing, there can be no assurance that Year 2000 errors or defects will not be discovered in the Company's current or future products. Any failure by the Company to make its products Year 2000 compliant, or of such products not to be Year 2000 compliant as a result of a failure of Trilogy's products to be Year 2000 compliant, could result in a decrease in sales of the Company's products, unanticipated expenses to address Year 2000 problems or significant liabilities resulting from losses suffered by the Company's customers due to such Year 2000 problems, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not have, and currently has no plan to make, a contingency plan for the remediation of Year 2000 problems that may effect the Company's IT systems and products, or the third-party equipment and software utilized by the Company, and it will be necessary for the Company to make the necessary expenditures to assess and remedy such problems in the event they arise in the future, which expenditures, if any, cannot be estimated by the Company. There can be no assurance that such expenditures, if required, would not have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's solutions also utilize and depend on third-party equipment and software that may not be Year 2000 compliant. The Company contacted certain third-party vendors in order to ascertain their Year 2000 compliance. Based on information supplied by such third-party vendors, the Company's officially supported products developed using Visual Basic 5, Visual C++ or Java can be certified Year 2000 compliant only through December 31, 2036, the last date which the Company tested and verified. The Company estimates that such certification applies to 90% to 95% of the Company's total products. Many of the Company's products also use or rely on Microsoft's SQL Server product, which has been certified Year 2000 compliant through December 31, 9999. The Company believes that approximately 1.0% of the Company's products use or rely on third-party vendor software which may be subject to Year 2000 issues and for which the Company has received no assurance of Year 2000 compliance. To the extent any of the Company's products are customized, whether by the Company or a third party, there can be no assurance that any such customized product will continue to be Year 2000 compliant. Failure of such third-party equipment or software, or of systems maintained by the Company's suppliers, to operate properly with regard to the Year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, to the extent the Company's products are installed on customers' systems which rely on other software, firmware or hardware which may not be Year 2000 compliant, problems in communications among industry participants could result in a delay in the Company's products achieving market acceptance. Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products from the Company of computer products manufacturers, which could have a material adverse effect on the Company's business, financial condition and results of operations.

                                   BUSINESS

Industry Background

 Growth of Internet Usage and E-Commerce

  The Internet and Internet-related technologies are revolutionizing the way businesses and consumers communicate, share information and conduct business. As the number of Internet users and the sophistication of Internet-enabled content and development tools have increased, the Internet's functionality has expanded from a medium primarily for publishing information to enabling complex business-to-business and business-to-consumer communications and commerce. At the same time, businesses across many industries are faced with increasing competitive pressures to lower costs, decrease inventories, and improve sales and marketing productivity and time-to-market. To address these challenges, businesses are increasingly replacing paper-based transactions with e-commerce solutions that provide enhanced accuracy and secure exchange of time-sensitive business information. Forrester Research, Inc. ("Forrester") estimates that the business-to-business e-commerce market will grow from $43 billion in 1998 to $1.3 trillion by 2003, representing a compound annual growth rate of over 98%. In addition, Forrester believes that computer products (including wholesale and retail equipment, software, semiconductors and manufacturing) is the largest and fastest growing segment, by revenue, in business-to-business e-commerce. Moreover, the Company believes that the computer industry is particularly well-suited to the use of Internet-enabled e-commerce solutions due to: (i) the large size and fragmented nature of the industry, (ii) the high costs of sales and distribution, (iii) the challenges in managing the volume and complexity of product, pricing, and configuration information resulting from a wide array of products, short product life cycles and increased demand for custom configured solutions, and (iv) its propensity to embrace technology for automating processes.

 Need to Enhance Efficiencies in the Sales, Marketing and Distribution of Computer Products

  According to International Data Corporation ("IDC"), the North American computer products market, including PCs, servers, workstations, related storage devices, peripherals and data communications equipment totaled $129 billion in 1997 and is expected to reach $178 billion by 2002. Furthermore, purchases of computer products often involve purchases of related software applications.

  As the market for computer products has developed, the diverse group of industry participants has grown both in size and complexity. These participants include (i) computer hardware, software, peripheral and component manufacturers, (ii) distribution channel participants, including distributors, resellers, systems integrators and retailers, and (iii) end users, including both corporate buyers and consumers. The computer industry supply chain consists of various sales and distribution models, including direct-to-the-end-user and indirect 2-tier and 3-tier models. Industry participants frequently employ hybrids of these models and multiple industry participants are typically involved in the sale and fulfillment of a transaction. For example, national resellers and integrators may buy directly from manufacturers or indirectly through multiple distributors. In addition, manufacturers may choose to configure and ship directly to end users for orders placed through resellers or they may utilize their distributor and reseller channel partners to configure and fulfill orders. Direct manufacturers may contract with distributors, resellers and integrators in order to provide multi-vendor fulfillment or local service and support. As a result of these numerous interrelationships, the industry faces challenges in the timely and accurate sharing of information about customers, products, configuration, pricing, inventory and ordering.

[Graphic depicting the flow of commerce from (i) manufacturers to direct end-users, (ii) manufacturers to corporate resellers and retailers, and corporate resellers and retailers to end-users, and (iii) manufacturers to distributors, distributors to VARs, Integrators and retailers, and VARs, integrators and retailers to end-users.]

  The relative success of the direct-to-the-end-user and build-to-order models has put additional pressure on computer industry participants to improve information flows within the channel in order to improve time-to-market, reduce costs and compete more effectively. Rapid technological change has resulted in the continuing decline of component prices and shorter life cycles of computer products. Such pressures have heightened the need for industry participants to employ build-to-order and configure-to-order models in order to reduce inventories, improve the ability to gauge and meet changing customer demands and improve time-to-market by enabling just-in-time component acquisitions.

  The increasing complexity of computer product distribution and the increase in customers' demands for time-efficient ordering processes has forced industry participants to increase the productivity and responsiveness of their salesforces. Additionally, the substantial pricing pressure throughout the industry has required manufacturers and distributors to reduce operating costs and improve the efficiency and effectiveness of their sales and marketing investments. The wide array of products, short product life cycles and high volume of new product introductions make it difficult for sales representatives and end users to remain current with changing product and compatibility information. These difficulties have underscored the need for tools and a central repository of current product information in order to increase productivity and accuracy of sales representatives and enable end users to independently select, configure and order computer products.

  Both business-to-business and business-to-consumer e-commerce transactions can offer better access to critical information affecting the purchase decision, including product compatibility and availability, demand/supply data and detailed end-user preferences. However, because the sale of computer products frequently involves multiple industry participants, industry-wide standardization and acceptance is required in order to provide a comprehensive e-commerce solution for the industry. Past efforts to accomplish this have been largely proprietary, point-to-point solutions and have required significant investments to develop and maintain the required IT infrastructure, including software applications, content databases and integrations with partners' systems. Additionally, many of these systems have lacked the ability to scale to meet industry requirements. It has also been difficult for these systems to achieve widespread adoption because competition amongst industry participants makes it difficult to reach agreement on a single standard. The Company believes that many participants seek the benefits of a robust and scalable system, but have not been able to justify the associated costs of building such a system independently.

 The pcOrder Opportunity

  The Company believes there is a significant need for an independent, industry-wide solution for enabling the computer industry's suppliers, resellers and end users to buy and sell computer products online. The Company leverages Internet technologies to provide a comprehensive e-commerce solution designed to increase sales and marketing productivity, meet end-user demand for online ordering, reduce costs and shorten order fulfillment cycles for industry participants.

The pcOrder Solution

  pcOrder is a leading provider of Internet-based e-commerce solutions that are designed to enable the computer industry's suppliers, resellers and end users to buy and sell computer products online. The Company's solutions are designed to increase the efficiency and effectiveness of the sales, marketing and distribution of computer products and enable members of the industry to take advantage of increasing adoption of e-commerce. The Company believes that it is uniquely positioned to deliver these solutions through its: (i) ability to offer a broad set of advanced front-office and e-commerce software applications, including configuration and pricing; (ii) position as a leading content provider of computer product and compatibility information; and, (iii) experience in delivering industry-specific functionality and integrations into business systems of computer industry participants. To date, the Company's e-commerce solutions have been adopted by industry leaders such as Compaq, CompuCom, CompUSA, CMP Publications, GE Capital, HP, IBM, Ingram Micro, Kingston, Nortel Networks, MCI Systemhouse, MicroAge Integration Company, PC Wholesale, Pinacor and Tech Data, as part of their overall e-commerce strategy.

  The Company's e-commerce solutions include software applications that are designed to increase the automation of product search, comparison, configuration, pricing, financing and ordering, and leverage the Company's content databases. The Company's content databases contain more than 600,000 product SKUs from over 1,000 manufacturers, which the Company believes is the industry's largest aggregation of product content, including detailed product, categorization, compatibility, pricing and availability information. The Company believes that its position as an independent, industry-leading provider of product information has enabled it to offer a more cost-effective and robust product database to industry participants than internally developed solutions.

  The Company is a party to a technology license agreement with its parent company, Trilogy, which provides pcOrder the ability to leverage Trilogy's front-office and e-commerce software applications, including what the Company believes is one of the industry's leading configuration and pricing engines. The Company has extended these applications to support the specific configuration and pricing rules of the computer industry in order to help industry sales representatives and end-users quickly and accurately build and order custom-configured solutions across multiple vendors.

  In addition to its development of applications and content, the Company has integrated its solution with the systems of leading industry suppliers for such functions as order placement, pricing and inventory queries, order status queries, financing and credit approval. pcOrder customers can use these integrations to establish or enhance electronic links with their business partners. Furthermore, the Company provides software integration, customization, training and Web hosting services designed to ensure the successful deployment of its solutions.

  pcOrder's solutions are designed to provide its customers with the following benefits:

  Meet Customer Demand for Online Ordering. The Company believes that end users are increasingly demanding the ability to customize and purchase computer products and services online. The Company's solutions are designed to provide its customers the ability to offer online product configuration, pricing, selection and ordering capabilities. This provides end users with the ability to order computer products and support services from a manufacturer providing fulfillment through the channel, or from a reseller providing products through a distributor or manufacturer, all in a manner transparent to end users.

  Increase Effectiveness and Reduce Costs of Sales and Marketing Efforts. The Company's offering provides customers with a robust solution that is designed to enhance the productivity and effectiveness of sales and marketing efforts. The Company believes that its solutions enable computer industry participants to increase salesforce productivity by providing a centralized, comprehensive source for product data, and, in turn, enabling sales representatives to rapidly respond to customer needs with accurate and complete information regarding product, compatibility, pricing and availability. The Company's electronic configuration and ordering technology is also designed to reduce costs by producing more accurate multi-vendor product configurations and enable online ordering.

  Reduce Inventory Costs by Facilitating Build-to-Order, Configure-to-Order and Channel Assembly. Rapidly declining prices in the computer industry have increased the importance of time-to-market. By providing direct communication links and product data to computer industry participants, the Company believes that its solutions enhance industry efforts to increase inventory turns through the automation and coordination of configuration, pricing, selection and ordering. The Company believes that this, in turn, enables the Company's customers to expand their build-to-order and channel assembly efforts, decreasing the risk of product obsolescence and improving the industry's ability to meet individual end-user demand. The Company further believes that reducing order fulfillment cycles offers customers the opportunity to achieve higher average selling prices and margins by enabling the sale and delivery of commodity-based products earlier in their product life cycles.

  Reduce Costs, Risks, and Time-to-Market of Establishing E-Commerce Capabilities. The Company's position as an independent third-party solutions provider, combined with its industry focus and experience, has enabled it to build product functionality, content and supplier integrations that are designed to support the diverse requirements of manufacturers, distributors, resellers, retailers and other industry participants. Accordingly, the Company believes that it is able to offer a more cost-effective and rapid time-to-market solution for conducting e-commerce than internally developed solutions. To the extent the Company continues to develop and enhance its applications, content and supplier integrations, the Company believes that the incentives will increase for companies to outsource these e-commerce services to the Company.

  Improve Industry Coordination by Increasing Accuracy, Availability and Timeliness of Information. The Company's applications and content databases are designed to enable multi-vendor search, comparison, configuration, pricing, financing, ordering and reseller selection. The Company believes that because of its status as an independent third-party provider of standardized product information and applications, industry participants are more willing to use pcOrder's applications and contribute product information to the Company's databases. As more industry participants adopt pcOrder's applications and content, the Company believes that its customers will derive greater benefit from the increased opportunity to engage in business electronically with more participants.

Strategy

  The Company's objective is to be the leading e-commerce technology and content provider to the computer industry. The Company's strategy to achieve this objective includes the following key elements:

  Leverage Internet Technology. pcOrder leverages Internet technology to provide communication capability and support complex transactions across a range of computer industry participants, regardless of participants' legacy computing environments. Unlike traditional proprietary solutions focusing on point-to-point solutions with narrowly defined functionality, Internet technology enables the Company to electronically link computer industry participants, including manufacturers, distributors, resellers, retailers, other industry participants and end users, including corporate buyers and consumers, with the objective of enhancing sales and marketing efficiency and effectiveness, reducing costs, shortening the product fulfillment cycle and improving time-to-market.

  Broaden Adoption Through Relationships with Computer Industry Market Leaders. The Company aggressively pursues relationships with leading computer industry manufacturers, distributors, resellers, retailers and other industry participants in order to increase adoption of its solutions. To date, the Company has established relationships with GE Capital, Compaq, CompuCom, CompUSA, HP, IBM, Ingram Micro, Kingston, Nortel Networks, MCI Systemhouse, MicroAge, PC Wholesale, Pinacor and Tech Data. The Company's objective is to cooperate with its customers through direct and indirect marketing initiatives to broaden adoption of the Company's solutions by resellers and end users.

  Extend Position as an Industry Leading Source of Product Information. The Company has built and maintains content databases containing more than 600,000 product SKUs from over 1,000 manufacturers and seeks to add to or modify its product information on an ongoing basis. The Company seeks to extend its position as an industry leading product information source by continually broadening and deepening its product data.

  Leverage Position as Independent Third-Party Solutions Provider. The Company plans to continue to leverage its position as an independent third-party solutions provider in order to offer broad solutions to its customers. The Company believes that its ability to offer standardized e-commerce solutions to the computer industry creates the opportunity to gain economies of scale by leveraging the Company's investment in content, technology and functionality across a wide range of customers. The Company believes that this will enable it to offer robust solutions more cost-effectively than individual industry participants, making its e-commerce solutions increasingly attractive to industry participants. The Company further believes that its position as an independent third-party solutions provider may allow it to act as a significant aggregator of sales order transaction and market demand data for the computer industry.

  Expand Application Functionality to Increase Automation of Additional Sales, Marketing and Channel Management Functions. The Company intends to continue to invest in the development of additional applications and services to meet the e-commerce needs of the computer industry. The Company plans to execute this strategy by working closely with its customers to understand and address their needs and by further automating the critical processes in the sales, marketing and distribution of computer products. In addition, the Company intends to enhance its products with additional functionality, such as the Company's lease financing product developed in conjunction with GE Capital. The Company believes that by leveraging the knowledge gained from its relationships with a broad range of industry participants, it is well-positioned to define and add new functionality to its solutions. The Company further believes that by helping to make its customers more competitive, it will become an increasingly important part of its customers' businesses and participate in a higher percentage of its customers' commerce volume.

Customers

  pcOrder has established a customer base of manufacturers, distributors, resellers, integrators, retailers and other industry participants. During 1998, MicroAge, Nortel Networks and HP each represented more than 10% of total revenues. The customers set forth in the table below represent 88% of total revenues in 1998.

                            Resellers, Integrators &
   Suppliers   Distributors Retailers                    Financing Companies
   ---------   ------------ ------------------------     -------------------
   Compaq      Ingram Micro CompuCom                     GE Capital (Vendor
   Hewlett-    PC Wholesale CompUSA                       Financial Services)
    Packard    Pinacor      GE Capital IT Solutions
    Company    Tech Data    MCI Systemhouse
   IBM                      MicroAge Integration Company
   Kingston
   Nortel
    Networks

  In partnership with its major customers, the Company has deployed its solutions to over 500 small and medium resellers. The Company's suite of products and services are designed to automate and enhance its customers' sales, marketing and inventory management capabilities.

  The Company entered into an agreement with Ingram Micro in September of 1998 in connection with subscriptions to, and related services supporting, various products of the Company, including Prime Access Web Storefront and Customer Desktop. pcOrder retains ownership of all software licensed under the agreement. The Company agreed to indemnify Ingram Micro in the event of a claim that any software licensed to Ingram Micro by the Company infringes the intellectual property of a third party. Additionally, pursuant to the agreement with Ingram Micro, the source code for software licensed to Ingram Micro will be deposited in escrow. The initial term of the agreement is through December 2003, unless terminated earlier by either party upon prior notice in the event of a payment default, material breach, termination of business or breach of confidentiality. The agreement may be renewed for additional one year periods upon the agreement of the parties prior to the end of the current term. Although no revenues were recognized pursuant to the Ingram Micro Agreement in 1998, the Company believes such revenues may represent a significant portion of the Company's business in 1999.

pcOrder Platform

  pcOrder provides an integrated platform consisting of application, content databases, industry integrations and related services that leverages Internet and Internet-related technologies. The Company's solutions are designed to meet the specific needs of each industry segment, including manufacturers, distributors, resellers, integrators, retailers, other industry participants and end users, including corporate buyers and consumers.

[Graphic depicting the Company's platform consisting of applications, content and integrations. Applications are shown as applications Sales Desktop, Web Storefront, Customer Desktop, Commerce-Station. Subcategories of these applications are catalog, configuration, pricing, order, referral, finance and promotion. Content database is shown as integrations and reseller, distributor, manufacturer and finance company.]

  Software Applications. The Company offers a suite of software applications that are designed to increase the automation of sales, marketing and distribution functions. Revenues from the licensing of, and subscriptions to, software applications accounted for approximately 61.2% and 58.3% of the Company's total revenues during 1997 and 1998, respectively. The Company's software applications are modular in nature, enabling customers to purchase and add specific functionality as needed. The Company's applications are built upon various combinations of the following core modules:

  Catalog. The Catalog Module is designed to enable users to easily search, browse, compare, and view product datasheets from the Company's content databases. For example, users can perform searches such as "show all laptop computers with hard drives larger than 1 gigabyte."

  Configuration. The Configuration Module is designed to enable users to more efficiently configure valid systems. Users request desired features through a needs analysis interface, which then interacts with Trilogy's configuration engine to select components. This interface shields the user from technical details of the components while preventing invalid configurations.

  Pricing. The Pricing Module is designed to allow users to access customized pricing information. Utilizing Trilogy's SC Pricer engine, the Company has developed a multi-tiered, channel-specific pricing module. For example, end-user prices can be quoted as a function of the reseller's cost from the distributor, thus providing seamless, dynamic pricing through the channel.

  Order. The Order Module is designed to enable online ordering and order confirmation. Manufacturers, distributors and resellers can access pricing and availability information from multiple legacy systems and provide such real-time information to their potential customers. Links between the Company's offering and the customer's ordering system takes the form of EDI transactions, direct API calls to the ordering system or direct database integration.

  Referral. The Referral Module is designed to enable industry participants to refer customers to resellers based on location or other characteristics. In addition, the Referral Module delivers, processes, and tracks referrals in order to connect end users with the appropriate channel partners. This allows manufacturers to work constructively with their resellers with the obligation of ensuring that customer needs are met.

  Finance. The Finance Module is designed to allow users to quote lease rates, electronically submit credit applications and maintain lease data, as well as customize finance settings, select from multiple financing options and specify optional financing terms.

  Promotion. The Promotion Module is designed to provide the capability to deliver and manage targeted promotions across multiple tiers in the channel. The Promotion Module is designed to dynamically suggest alternative or add-on products at the point of sale. For example, the Program Module is designed to allow a component vendor to coordinate with a reseller to offer the reseller's online customers pre-packaged alternatives at the point of sale, in order to maximize reseller margins and dispose of the vendor's excess inventory.

  These modules may be accessed either through the Company's packaged software applications or through customer-specific, custom developed applications.

  The Company's software applications are specifically designed to meet the needs of each industry segment, and may be integrated into customers' legacy transaction and decision-support systems, thus preserving customers' technology investments. The table below sets forth descriptions of the Company's software applications and certain of the key benefits of such products.

  Software Applications    Target Market Segment   Description                   Benefits
----------------------------------------------------------------------------------------------------
  CommerceStation          Manufacturers           . Accepts customer orders on   Enables
                                                     a website and facilitates    manufacturers to
                                                     electronic transfer of       display product,
                                                     orders to the appropriate    pricing and
                                                     channel partner for          availability
                                                     fulfillment.                 information and to
                                                   . Provides reseller-specific   accept orders
                                                     pricing.                     directly from end
                                                   . Provides channel partners    users that are
                                                     with  requests for product   fulfilled through
                                                     information, referrals or    existing channel
                                                     leads.                       partners.
----------------------------------------------------------------------------------------------------
  Web Storefront           Distributors,           . Accepts orders directly      Enables Web-based
                           Resellers                 from  customers via a Web    sales, marketing
                                                     site.                        and ordering for
                                                   . Provides end users with      distributors and
                                                     direct access to product     resellers.
                                                     catalog, configuration,
                                                     pricing and availability
                                                     information.
                                                   . Provides promotion
                                                     capability through delivery
                                                     of targeted marketing
                                                     messages.
----------------------------------------------------------------------------------------------------
  Sales Desktop            Distributors,           . Sales productivity tool      Designed to help
                           Resellers,                for sales representatives.   distributors,
                           Integrators,            . Provides instant access to   resellers,
                           Retailers                 information on over 600,000  integrators and
                                                     product SKUs from over       retailers to
                                                     1,000 manufacturers.         increase sales
                                                   . Automates quote and order    force productivity
                                                     generation.                  and order accuracy.
----------------------------------------------------------------------------------------------------
  Customer Desktop         Manufacturers,          . Procurement management       Designed to help
                           Resellers and             software including support   suppliers to
                           Integrators               for custom catalogs,         enhance customer
                           (indirect to end-users)   contract pricing and         loyalty by
                                                     purchase order approval      providing
                                                     routing.                     electronic link
                                                   . Creates Internet-based       between end-users'
                                                     link directly to suppliers'  procurement
                                                     Web Storefront.              processes and
                                                                                  suppliers' Web
                                                                                  Storefronts.
----------------------------------------------------------------------------------------------------
  VIP Program              Manufacturers           . Provides manufacturer        Designed to help
   (VIPER)                                           information, such as         manufacturers to
                                                     product images and detailed  enhance their
                                                     product specifications to    presence at the
                                                     the Sales  Desktop           point of sale by
                                                     application.                 providing timely
                                                   . Enables manufacturers to     information to end-
                                                     enter and maintain their     users and channel
                                                     own product information      partner
                                                     within the Company's         representatives.
                                                     database.
----------------------------------------------------------------------------------------------------
  Channel Assembly Module  Manufacturers,          . Delivers channel assembly    Supplies
                           Distributors              product, pricing,            manufacturers and
                                                     configuration and other      distributors with
                                                     business rules to channel    timely and accurate
                                                     partners at  the point of    information to help
                                                    sale.                         increase efficiency
                                                                                  and flexibility of
                                                                                  supply chain.
----------------------------------------------------------------------------------------------------
  Configuration &          Distributors            . Provides validation of       Enables
   Validation                                        multi-vendor systems within  distributors and
                                                     the on-line quoting  and     resellers to
                                                     ordering systems of          provide private
                                                     distributors.                label and custom
                                                                                  configured systems.

  Content. The Company's industry content databases contain product information on more than 600,000 product SKUs from over 1,000 manufacturers. These databases provide the user access to current product information, including compatibility, necessary to consummate a sale. Revenues from content fees accounted for approximately 22.6% and 15.4% of the Company's total revenues during 1997 and 1998, respectively. The Company receives updates and additions of product data on a regular basis from manufacturers, distributors, and resellers, and supplements the data in three ways:

  Categorization/Classification. The Company's categorization and classification processes are designed to create and populate standardized product groupings across the industry and enable convenient access to a broad array of products from multiple suppliers. For example, an end-user can specify all monitors of a certain size and pick from a list of monitors made by several manufacturers and/or available from multiple suppliers.

  Data and logic modeling. The Company's data and logic modeling processes are designed to enable accurate multi-vendor configuration. For example, the Company's systems specify that a particular computer accepts SDRAM but not EDO RAM, thereby helping the user to order the correct upgrade package. The Company continually develops and enhances its Computer Industry Model
  (CIM), a repository of much of the modeling and expertise that enables the Company's applications to configure multi-vendor computer systems.

  Data sheet creation. The Company creates data sheets designed to give customers detailed product data in a standardized format, thus enabling attribute-based searching and side-by-side comparisons of functionality differences between two or more products. For example, a user deciding between two otherwise identical laptop computers would be able to see that one comes with a fax modem and more RAM, but the other is lighter and smaller.

  The Company has developed a detailed process for receiving, processing, and verifying the accuracy of the content in its databases. In addition, the Company has invested in creating advanced tools to enable PC Labs, the Company's content management unit, to enter, maintain, and test component data. PC Labs has developed and currently maintains extensive product and pricing information on over 600,000 product SKUs from over 1,000 manufacturers. The Company receives electronic updates from many of its manufacturers, distributors and reseller customers on a daily basis. After a normalization process which assigns supplier codes and a master product SKU number, the information is imported into the Company's databases. pcLabs places each product SKU into the appropriate class and category, and then performs extensive secondary research for content modeling and data sheet creation. pcOrder maintains a staff of configuration modelers whose function is to research new systems and components to determine the rules that govern how they can be configured. The modelers convert this information into a programming language with a configuration-specific syntax, which is then used to update the CIM. For example, a laptop requires over 90 technical specifications and allows for up to 40 marketing attributes. Throughout the content creation process, the information undergoes rigorous quality assurance testing. In order to manage data quality, the Company has implemented a comprehensive Data Quality process which involves an automated regression test and analysis of over 34,000 validation test cases. See "Risk Factors--Risks Associated with Maintaining Databases".

[Graphic depicting flow of electronic pricing information (SKU) through normalization, classification, quality assurance, regression testing to production.]

  Integrations. The Company has completed mission-critical integrations to the systems of leading industry suppliers for such functions as order placement, pricing and inventory queries, order status queries, financing and credit approval. These integrations can be leveraged by pcOrder customers that wish to establish or enhance electronic links with their business partners. For example, a manufacturer can quote pricing and inventory available through its channel partners on its Web site, and then transfer the order to a channel partner for delivery. Alternatively, a reseller can access information about its suppliers, inventories in addition to its own, and then display the combined total to its customers through its Web Storefront.

  Services. In order to provide a comprehensive platform, the Company offers a range of services to speed integration and adoption of the Company's solutions at the customer site. Revenues from services accounted for approximately 16.2% and 26.3% of the Company's total revenues during 1997 and 1998, respectively.

   Software Integration, Customization and Training. Several of the Company's solutions, particularly higher-end installations, require a significant amount of professional services. These services may include the development of interfaces for integration with the customer's legacy systems, the customization of the Company's software to meet the specific needs and situation of the customer, or the training of the customer's employees in the operation of the software application. The Company provides all of these services through a dedicated consulting and training force. Customers typically pay for consulting and training services on a time-and-materials basis.

   Web Hosting. While some of the Company's customers host their Web sites internally, a substantial number of customers utilize the Company's hosting services. The Company maintains a Web hosting facility including multiple servers and connectivity through dedicated T-1 lines from its Austin location. The Company may in the future outsource its hosting services to a third party.

Sales and Marketing

  The Company sells and markets its software applications, content and services primarily through its sales and marketing organization.

  Sales. The Company's sales force consists of technical presale consultants, account developers, field sales representatives and telemarketers. The Company deploys sales teams consisting of both sales and technical professionals to provide customized proposals, presentations and demonstrations to potential customers. The primary decision makers in the Company's customers' organizations typically include members of such customers' management executives such as the chief executive officer, the chief financial officer, vice presidents of marketing, vice presidents of sales and chief information officers.

  Marketing. The Company's marketing efforts are directed at establishing a market leadership position and, therefore, the Company is investing heavily in an expansion of its marketing organization and activities. Targeted at executives in the computer industry, pcOrder's marketing programs are focused on creating awareness and generating interest in the pcOrder solution. The Company engages in a variety of co-marketing activities with certain of its key customers designed to leverage and strengthen the Company's relationship with its customers. The Company is an active participant in industry conferences and expositions. It has sponsored several industry conferences in the past, and believes that exposure of this nature has contributed to the Company's visibility within the computer industry. The Company's marketing personnel engage in a variety of marketing activities, including managing and maintaining the pcOrder Web site, issuing newsletters, making direct mailings, placing advertisements, conducting public relations and establishing and maintaining close relationships with industry analysts.

Client Services

  The Company implements its customer support, software integration, customization and training services primarily through its client services organization. The organization's goal is to ensure successful and rapid deployment and high levels of customer satisfaction by facilitating open communications to quickly identify, analyze and solve problems. The Company's participation in the customer's implementation may include planning and requirements definition, project management, custom integration, unit and system tests and support procedures design. The Company believes that providing a high level of customer service and technical support is necessary to achieve timely product implementation. The Company provides ongoing product support services to its customers in the form of telephone, e-mail and Web-based support, documentation and software updates and error corrections. All product updates are available to customers for downloading from the Company's Web site. A team of dedicated engineers provides product, technical and product registration support from 7:00 a.m. to 7:00 p.m., Central time, on business days, from the Company's support offices. The Company also makes training available to its customers.

Technology

  The Company's solutions are based on open industry standards and are designed to be fully modular and extensible. The architecture is designed to allow new modules to be added to the backbone, and replaced when newer versions become available. The Company's software applications and content databases are made available through both thin client (Web browser/HTML) and Win32 client-server interfaces. Both interfaces access the same application layer, which provides functionality such as configuration, pricing, product information data sheets, financing and online ordering.

  The Company's software applications have been implemented through the use of industry standard technologies, including HTTP/HTML, C++, COM/DCOM, CORBA, Windows NT and ODBC. The Company believes this implementation provides timely systems integration, ease of implementation, broad connectivity and the ability to leverage technological advancements.

  The Company has a non-exclusive, worldwide, royalty-bearing license to use, make, reproduce and prepare derivative works of certain of Trilogy's front office automation software. See "Relationship with Trilogy". The Company customizes application modules licensed to it by Trilogy for the specific needs and situations of its customers. Examples of this customization include industry-specific configuration and pricing modules. The Company creates its own application modules that specifically address the functionality needs of computer industry participants. An example of one of these modules is CommerceStation, a computer industry-specific application that allows manufacturers to accept orders directly from end users and fulfill them through existing channel partners.

Research and Development

  The Company's research and development efforts include software application development and customization, data modeling and tools development. The Company's software application development teams are dedicated to identifying and developing software solutions to meet the unique needs of computer industry participants. This includes both the development of original software applications as well as customizing Trilogy's applications. The Company's database content research and development efforts are primarily focused on the development of data models and tools that enhance the Company's content management and maintenance capabilities.

  Research and development expenses were $1.1 million and $4.3 million in 1997 and 1998, respectively. The Company intends to continue to make substantial investments in research and development and related activities to maintain and enhance its product lines. The Company believes that its future success will depend in large part on its ability to support current and future releases of software applications, to maintain and extend its content databases and to timely develop new products that achieve market acceptance. Any failure by the Company to do so would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--New Products and Technological Changes; Risks Associated with Transition to New Technology Platform".

Competition

  The market for software products that enable e-commerce is intensely competitive, and the Company expects competition in its market segment to increase substantially. Numerous companies provide e-commerce solutions, and several competitors target the specific computer and computer related products industry in which the Company competes. The Company's competitors include both large companies with substantially greater resources than the Company, systems integrators and the internal IT departments of certain of the Company's customers and potential customers. The Company believes that its principal sources of competition are systems integrators and the internal IT departments of its customers and potential customers. These organizations may seek to develop e-commerce solutions through the use of tools offered by the Company's competitors primarily focused on providing e-commerce enabling solutions to the computer industry such as Calico Software, Selectica, Inc., SMART Technologies, Inc., Open Market, Inc. and BroadVision, Inc. Furthermore, there are a number of significantly larger companies with which the Company does not currently compete that do not presently offer the same or similar e-commerce solutions offered by the Company but that could with limited barriers to entry compete directly with the Company in the future. In addition, except as described in "Relationship with Trilogy", nothing in the Company's agreements with Trilogy prohibits Trilogy from competing directly or indirectly with the Company. The Company believes that the principal competitive factors for companies seeking to provide e-commerce enabling solutions are price, functionality, product performance, content, reliability and customer service. The Company believes its e-commerce solution differs from approaches taken by its competitors primarily because of the content database the Company provides. Increased competition could result in price reductions, reduced margins and loss of market share, any of which would materially and adversely affect the Company's business, operating results and financial condition. Many of the Company's current and potential competitors have significantly longer operating histories and significantly greater financial, technical, marketing and other resources than the Company.

Employees

  As of December 31, 1998, the Company had 194 full-time employees, including 48 in sales and marketing, 26 in research and development, 41 in content management, 29 in customer support, 27 in professional services and 23 in administration. In addition, the Company also employed 44 part-time and contract employees in content management and client support. All of these employees are located in the United States. The Company believes that its future success is dependent on attracting and retaining highly skilled engineering, sales and marketing, and senior management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will continue to be able to attract and retain qualified employees. The Company's employees are not represented by any collective bargaining unit. The Company has never experienced a work stoppage and considers its relations with its employees to be good.

Facilities

  The Company's principal facility occupies an aggregate of approximately 22,000 square feet in Austin, Texas, pursuant to leases that expire in March 1999, December 1999 and March 2003, respectively, and pcOrder believes that its existing principal facility is adequate for its current requirements. The Company further believes that additional space can be obtained to meet its future growth requirements.

Legal Proceedings

  The Company is from time to time involved in various lawsuits and legal proceedings which arise in the ordinary course of business. In January 1999, the Company filed an action for declaratory judgment in the 345th Judicial District Court of Travis County, Texas, Case No. 99-00787 against its former Vice President, Sales from July 1998 to December 1998, seeking to have certain claims for sales commissions, other commissions and stock grants declared invalid. On February 5, 1999, the defendant in the Company's action filed a complaint against the Company and Christina Jones, the Company's President and Chief Operating Officer, in the County Court at Law, for Dallas County Texas, case no. CC-99-01194d, requesting actual and punitive damages of not less than $3.0 million as a result of the alleged failure of the Company to pay certain commissions and make certain stock grants, among other matters. The Company intends to contest the action vigorously and does not believe that resolution of this action will have a material adverse effect on the Company's financial condition. However, litigation is subject to inherent uncertainties and, therefore, there can be no assurance that this action will not have a material adverse effect on the Company's business, results of operations or financial condition. See "Risk Factors--Legal Proceedings".

                           RELATIONSHIP WITH TRILOGY

  The Company was established as a separate business unit within Trilogy on July 1, 1993, and was incorporated on July 18, 1994. As of December 31, 1998, Trilogy owned 98.5% of the outstanding shares of Common Stock of the Company. Mr. Liemandt, a director of the Company, is Chairman and Chief Executive Officer and a substantial stockholder of Trilogy. Upon completion of this offering, Trilogy will beneficially own approximately 84.0% of the outstanding shares of Common Stock (82.3% if the Underwriters' over-allotment option is exercised in full) and approximately 97.7% of the total voting power of the Common Stock. For as long as Trilogy continues to beneficially own more than 50% of the outstanding shares of the Company's Common Stock, Trilogy will be able to direct the election of all of the members of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company, the incurrence of indebtedness by the Company, the issuance of any additional Common Stock or other equity securities of the Company, and the payment of dividends with respect to the Common Stock. Similarly, Trilogy will have the power to determine matters submitted to a vote of the Company's stockholders without the consent of the Company's other stockholders, will have the power to prevent a change in control of the Company and could take other actions that might be favorable to Trilogy. See "Risk Factors-- Control By and Relationship with Trilogy".

  With the exception of the Trilogy Options, Trilogy has advised the Company that its current intent is to continue to hold all of the Common Stock beneficially owned by it following this offering. However, Trilogy is not subject to any contractual obligation to retain its controlling interest, except that Trilogy has agreed not to sell or otherwise dispose of any shares of Common Stock of the Company, with the exception of the Trilogy Options, for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. See "Underwriting". As a result, there can be no assurance concerning the period of time during which Trilogy will maintain its beneficial ownership of Common Stock owned by it following this offering. Any disposition by Trilogy of any of the shares of Common Stock it owns following this offering may be effected in one or more transactions, including a public offering, a distribution by Trilogy of such Common Stock to its stockholders, an offer by Trilogy to exchange such Common Stock for outstanding Trilogy common stock, or other transaction. Beneficial ownership of at least 80% of the total voting power of the Company and 80% of each class of nonvoting capital stock of the Company is required in order for Trilogy to be able to effect a tax free spin off of the shares of Common Stock or certain other tax free transactions. See "Risk Factors--Risks Associated with Dependence on Trilogy; Limited Independent Operating History; Potential Conflicts of Interest" and "Risk Factors--Possible Future Sales of Common Stock by Trilogy".

  In June 1996, the Company and Trilogy entered into certain agreements for the purpose of clarifying the ongoing relationship with between the two companies. Because these agreements were entered into at a time when the Company was a wholly-owned subsidiary of Trilogy, they may not be the result of arms'-length negotiations between the parties. In August 1996, the Company and Trilogy entered into an Asset Transfer Agreement, as amended in August 1998 (the "Asset Transfer Agreement"), pursuant to which Trilogy transferred the assets and liabilities of its pcOrder.com division to the Company. In exchange for the transferred assets, the Company issued to Trilogy 900 shares of the Company's common stock, $0.01 par value per share, establishing the Company as a wholly-owned subsidiary of Trilogy (such shares were subsequently split into 11,520,000 shares of Common Stock). Pursuant to the Asset Transfer Agreement, the parties made customary representations and warranties regarding their businesses and operations, and each agreed to indemnify the other in the event of any damages arising from the other's breach of any such representation or warranty. In addition, Trilogy agreed not to engage in, directly or indirectly, any business directly in competition with the Company for a period of three years after the effective date of the Asset Transfer Agreement. Further, during such three year period, Trilogy also agreed not to hire or recruit any person who was, at the effective date of the Asset Transfer Agreement or within the 12 month period preceding such effective date, an employee of the pcOrder.com division of Trilogy. Trilogy and its transferees, including, to the extent the Trilogy Options are exercised, the holders of Trilogy Option Shares, have the right, on no more than five occasions after this offering, to require the Company to register the shares of Common Stock held by it within 180 days of such request. In addition, Trilogy and its transferees, including, to the extent the Trilogy Options are exercised, the holders of Trilogy Option Shares, have the right under certain circumstances, including the filing of the registration statement to which this Prospectus is a part, to require the Company to include shares held by Trilogy and its transferees, including, to the extent the Trilogy Options are exercised, the holders of Trilogy Option Shares, in a registration statement registering other shares of Common Stock of the Company. These registration rights are subject to certain conditions and limitations, including a right of the Company not to effect a requested registration under certain conditions. The Company has agreed to indemnify Trilogy and its transferees, including, to the extent the Trilogy Options are exercised, the holders of Trilogy Option Shares, currently held by Trilogy against, and provide contribution with respect to, certain liabilities under the Securities Act in connection with such registration. These registration rights expire eight years after the effective date of the Asset Transfer Agreement. Trilogy has waived its right to include any of its shares in this offering.

  The Technology, Services and License Agreement, the Management Services Agreement and the Tax Allocation Agreement described below, have each been filed as exhibits to the Registration Statement of which this Prospectus forms a part and such summaries are qualified in their entirety by this reference to the full text of such agreements. Because the Company was greater than a 95% subsidiary of Trilogy at the time these agreements were entered into, they may not be the result of arms'-length negotiations between the parties.

 Technology, Services and License Agreement

  In September 1998, the Company and Trilogy entered into a Technology, Services and License Agreement (the "Technology Agreement"), which amended and superseded a Master Software License Agreement and a Reseller Agreement previously entered into by the parties, pursuant to which Trilogy has licensed certain intellectual property rights to the Company, and the Company has agreed to license certain intellectual property rights to Trilogy. Each party has granted the other access to, and a nonexclusive, irrevocable, perpetual, worldwide, license to internally use, make, reproduce and/or prepare derivative works of the products of the other party as of September 1, 1998, in the form as of that date, and any updates, changes to, and new releases of those products, subject to the happening of a Trigger Event (as defined below) (as applicable, the "Trilogy Intellectual Property" or the "pcOrder Intellectual Property"), or to sublicense any third party to do so, subject to certain confidentiality and other restrictions. Trilogy also granted the Company a nonexclusive, irrevocable, perpetual, worldwide right and license under the Trilogy Intellectual Property to make, use, reproduce, prepare derivative works based upon, license, offer to license, import, export, publish, distribute, perform, display, advertise, market, promote, service and or support those of pcOrder's products that are network based e-commerce products for enabling sales, purchasing, marketing or distribution within the computer products market ("Computer E-Commerce Products"), and to sublicense any third party to do so, subject to the payment of royalties as described below. The Company also granted Trilogy a nonexclusive, irrevocable, perpetual, worldwide right and license to use pcOrder Intellectual Property to make, use reproduce, prepare derivative works based upon, license, export, publish, distribute, perform, display, advertise, market, promote, service and support Trilogy Products (as defined in the Technology Agreement) and to sublicense any third party to do so, subject to the payment of royalties described below. However, following a change in control of Trilogy or such time as Trilogy is no longer required by generally accepted accounting principles to be consolidated with pcOrder for financial reporting purposes (in either case, a "Trigger Event"), Trilogy shall not, until the later of September 1, 2008 or the expiration of five years following such Trigger Event, have any license to the pcOrder

Intellectual Property with respect to any Computer E-Commerce Product that utilizes pcOrder's product content or certain tools developed by pcOrder. Following a Trigger Event, any Trilogy license to pcOrder Intellectual Property, which license was granted pursuant to the terms of the Technology Agreement prior to the happening of such Trigger Event, shall continue indefinitely, subject to continued royalty payments. Pursuant to the Technology Agreement, neither party is restricted from entering into or having similar agreements with third parties or doing any activity relating to competitive products and services (involving none of the other party's information or intellectual property). Following a Trigger Event, pcOrder's access to Trilogy products and its right to receive updates, changes and new releases of Trilogy Intellectual Property shall continue until the later to occur of five years after a Trigger Event or September 1, 2008. Notwithstanding the foregoing, to the extent that any of the Trilogy Intellectual Property (including Trilogy products based on such intellectual property) is not of a same, similar, replacement or equivalent general type as Trilogy Intellectual Property available prior to a Trigger Event, pcOrder will not have rights to such Trilogy Intellectual Property. The Technology Agreement further provides that where at least one employee and/or contractor of the Company in conjunction with at least one employee and/or contractor of Trilogy cooperate toward jointly creating, inventing or discovering new material qualifying for either patent or copyright protection, the parties shall negotiate in good faith on a project-by-project basis to determine to what extent such newly developed material should be jointly owned. In the event of joint ownership, the parties shall have an equal, undivided interest in such patent, copyright or other intellectual property. The Company and Trilogy are each obligated to pay to the other monthly royalties based on a percentage of license fees derived from sales of products that incorporate, and/or data maintenance services related to, the other party's technology; of software maintenance fees other than data maintenance services in connection with products that incorporate the other party's technology; and of on-line subscription service fees from products that incorporate the other party's technology. The Technology Agreement provides that each party will defend, indemnify and hold harmless the other party for any claim against such other party by any third party to the extent based on an actual or alleged: (i) failure by a party to perform its obligations under the Technology Agreement;
(ii) breach of any one or more of a party's representations or warranties;
(iii) failure by a party to comply with government laws and regulations;
(iv) intentional or grossly negligent acts or omissions on the part of a party, and (v) to the extent a party delivers Material (as defined in the Technology Agreement) to the other party, (1) failure by the delivering party to either own or have sufficient rights to deliver such Material to the other party, (2) failure by a party to either own or have sufficient rights to grant to the other party the license it has granted under the Technology Agreement,
(3) infringement (or violation) by such delivered Material of a third party's intellectual property rights, or (4) failure to be Year 2000 compliant. Such indemnification obligations are subject to the condition that the indemnified party: (a) promptly provides notice of any claim to the indemnifying party;
(b) allows the indemnifying party to control the defense of the claim and settlement negotiations; and (c) fully cooperates with the indemnifying party in such defense and settlement negotiations. The Technology Agreement provides that upon either party's request, the parties shall negotiate in good faith regarding the terms and conditions upon which either party will perform consulting services reasonably requested by the other party; provided, however, that such obligation shall expire on the later of seven years following a Trigger Event or September 1, 2010. The Technology, Services and License Agreement has a perpetual term, unless terminated earlier by either party upon 31 days prior notice of an uncured breach by the other party, subject to extension for special circumstances, or the bankruptcy of either of the parties.

 Management Services Agreement

  The Company and Trilogy entered into a Management Services Agreement, effective as of July 1, 1998, which amended and superseded a Services Agreement previously entered into by the parties, pursuant to which Trilogy will provide certain administrative and corporate support services to the Company. Trilogy has agreed to provide to the Company certain services ("Mandatory Services") including tax administration, payroll, payroll accounting, banking, corporate finance, recruiting and employee training services to the Company. In addition, Trilogy has agreed to provide the Company certain additional services ("Optional Services"), including hardware purchasing, shipping and receiving, purchase order database administration, network administration, audit services, human resources administration, legal services and customer training. The provision of Mandatory Services may not be unilaterally terminated by either party during the effectiveness of the Management Services Agreement. The provision of Optional Services may be terminated by either party upon 90 days notice. The Management Services Agreement provides that Trilogy will use the same level of care in rendering services to the Company that Trilogy uses in rendering services to itself or any of its other subsidiaries, which will be at least equal to the care, that Trilogy has used in the past in rendering such services to the Company. However, the selection of personnel to perform the various services will be within the sole control of Trilogy. Specifically, Trilogy may, without the consent or approval of the Company, subcontract any service to be provided under the Management Services Agreement. The Management Services Agreement terminates on June 30, 1999, and thereafter is subject to successive one-year renewal terms upon consent of the parties. The Management Services Agreement may be terminated: (i) by either party within 30 days of an uncured material breach by the other party; (ii) by either party upon the liquidation or dissolution of the other party; (iii) by Trilogy immediately upon notice to the Company if the Company fails to pay the amount due to Trilogy under such agreement by the tenth day after notice of nonpayment is given; or (iv) within 30 days of the date at which Trilogy ceases to own a majority of the Company's Common Stock.

 Tax Allocation Agreement

  The Company is currently, and, as long as Trilogy beneficially owns at least 80% of the total voting power and value of the Company's outstanding Common Stock, will continue to be, included in Trilogy's consolidated federal income tax group, and the Company's federal income tax liability will be included in the consolidated federal income tax liability of Trilogy. The Company and Trilogy have entered into a Tax Allocation Agreement pursuant to which the Company and Trilogy will make payments between them such that, with respect to any period, the amount of taxes to be paid or received by the Company, subject to certain adjustments, will be determined as though the Company were to file separate federal, state and local income tax returns (including, except as provided below, any amounts determined to be due as a result of a redetermination of the tax liability of Trilogy arising from an auditor or otherwise) rather than as a consolidated subsidiary of Trilogy with respect to federal, state and local income taxes. Under the terms of the Tax Allocation Agreement, the Company, in computing its stand alone tax liability or tax refund, will be able to utilize certain tax items, such as net operating losses, foreign tax credits and other tax credits (collectively, "Tax Attributes"). In addition, with respect to Tax Attributes of the Company that come into existence after the execution of the Tax Allocation Agreement, and under the terms of the Tax Allocation Agreement, Trilogy will be required to make any payment to the Company as such Tax Attributes of the Company are utilized by the Trilogy consolidated federal income tax group. Pursuant to the Tax Allocation Agreement, Trilogy's obligation to make any payment to the Company relating to the Company's Tax Attributes will apply only to tax periods during which the Company (or its affiliated subsidiaries) is a member of Trilogy consolidated federal income tax group.

  Trilogy will continue to have all the rights of a parent of a consolidated group (and similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group), will be the sole and exclusive agent for the Company in any and all matters relating to the income, franchise and similar liabilities of the Company, will have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state and local income tax returns (or amended returns), and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of the Company. In addition, Trilogy has agreed to undertake to provide the aforementioned services with respect to the Company's separate state and local returns and the Company's foreign returns.

  The Tax Allocation Agreement will remain in effect until the expiration of any open years for which pcOrder has filed as a member of the Trilogy consolidated group. In general, the Company will be included in Trilogy's consolidated group for federal income tax purposes for so long as Trilogy beneficially owns at least 80% of the total voting power and value of the outstanding Common Stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Allocation Agreement allocates tax liabilities between the Company and Trilogy, during the period in which the Company is included in Trilogy's consolidated group, the Company could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Trilogy's consolidated group. Pursuant to the Tax Allocation Agreement, however, Trilogy is obligated to indemnify the Company for any tax liabilities, including any liability resulting from a distribution of the Company's stock to Trilogy's stockholders provided that it has paid its allocated share of such liabilities to Trilogy.

                                  MANAGEMENT

Executive Officers and Directors

  The following table sets forth certain information concerning the executive officers and directors of the Company as of September 1, 1998.

              Name               Age                 Position(s)
              ----               ---                 -----------
Ross A. Cooley..................  57 Chairman and Chief Executive Officer
Christina C. Jones..............  29 President and Chief Operating Officer
James J. Luttenbacher...........  43 Vice President, Chief Financial Officer and
                                     Secretary
Joseph A. Liemandt (2)..........  30 Director
Peter J. Barris (1)(2)..........  46 Director
Linwood A. Lacy, Jr. (1)........  52 Director
Robert W. Stearns (1)...........  47 Director

--------
(1) Member of Audit Committee
(2) Member of Compensation Committee

  Each director holds office until the next annual meeting of stockholders and until his successor is elected and qualified or until his earlier resignation or removal. Each officer serves at the discretion of the Board of Directors (the "Board"). There are no family relationships among the directors or executive officers of the Company.

  Ross A. Cooley has been Chairman and Chief Executive Officer of the Company since November 1996. From 1984 to 1996, Mr. Cooley was employed by Compaq, most recently as Senior Vice President and General Manager responsible for all North American business and operations. Mr. Cooley is a member of the RosettaNet Board of Directors, the computer industry's e-commerce standards effort, and a member of its Executive Committee. During his 18-year career at IBM, Mr. Cooley completed the Harvard Business Senior Executive Program.
Mr. Cooley holds an A.A.S. from Broome Community College.

  Christina C. Jones founded the Company and has been its President and Chief Operating Officer since June 1996. In 1989, Ms. Jones co-founded Trilogy. Prior to founding the Company, Ms. Jones was Director of Marketing of Trilogy. Ms. Jones holds a B.A. in Economics from Stanford University.

  James J. Luttenbacher has been the Company's Vice President and Chief Financial Officer since March 1998. In August 1998, Mr. Luttenbacher was appointed Secretary of the Company. From 1992 to 1998, Mr. Luttenbacher was employed at Mentor Graphics Corporation, most recently as division manager for a software product division focused on integrated circuit test and physical verification applications. Mr. Luttenbacher holds a B.A. in Accounting from the University of Michigan and a Masters of Management in finance and operations from Kellogg Graduate School of Management at Northwestern University.

  Joseph A. Liemandt has been a director of the Company since its inception. From July 1994 to June 1996, Mr. Liemandt was President of the Company.
Mr. Liemandt founded Trilogy in 1989. Since that time, Mr. Liemandt has served as the President, Chief Executive Officer and Chairman of Trilogy.

  Peter J. Barris has been a director of the Company since June 17, 1998. Since 1992, Mr. Barris has been a partner, and, in 1994, was appointed a General Partner of New Enterprise Associates, a firm that manages venture capital investments. Mr. Barris is also a member of the Board of Directors of Mobius Management Systems, Inc. Mr. Barris holds a B.S.E.E. from Northwestern University and an M.B.A. from the Amos Tuck School at Dartmouth College.

  Linwood A. Lacy, Jr. has been a director of the Company since August 1998. In November 1997, Mr. Lacy retired from Micro Warehouse Incorporated where he had served as President and Chief Executive Officer since October 1996. From 1989 to May 1996, Mr. Lacy served as the Co-Chairman and Chief Executive Officer of Ingram Micro, Inc., a microcomputer products distributor and a then wholly-owned subsidiary of Ingram Industries, Inc. From December 1993 to June 1995, Mr. Lacy was also President of Ingram Industries Inc. From June 1995 until April 1996, he was President and Chief Executive Officer of Ingram Industries Inc., and from April 1996 to May 1996 served as its Vice Chairman. Mr. Lacy serves as a director of Ingram Industries Inc., Entex Information Services, Inc. and Earthlink Network, Inc. Mr. Lacy holds a B.S.ChE from the University of Virginia and an M.B.A. in Business from the Darden Graduate School of Business Administration at the University of Virginia.

  Robert W. Stearns has been a director of the Company since September 1998. Mr. Stearns is currently a venture capitalist and management consultant. From January 1996 to August 1998 Mr. Stearns served as the Senior Vice President, Technology and Corporate Development of Compaq. He joined Compaq as Vice President of Corporate Development in July 1993. Prior to his arrival at Compaq, he was employed as a management consultant with McKinsey & Co., focusing on high technology clients. Mr. Stearns serves as a director of the Houston Advanced Research Center and the Cynthia Woods Mitchell Pavilion. In November 1996 Mr. Stearns was appointed to the Texas Science and Technology Council and in March 1998 he became a fellow of the Aspen Institute and a member of the Brookings Council of the Brookings Institute. Mr. Stearns holds a B.S. in Chemistry from Brown University and a Master of Science from the Massachusetts Institute of Technology.

Board Composition

  The Company currently has authorized five directors. Each director is elected for a period of one year at the Company's annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified. The executive officers serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

Board Committees

  In August 1998, the Board established the Audit Committee and Compensation Committee. The Audit Committee of the Board of Directors reviews and monitors the corporate financial reporting and the internal and external audits of the Company, including, among other things, the Company's control functions, the results and scope of the annual audit and other services provided by the Company's independent accountants, and the Company's compliance with legal matters that have a significant impact on the Company's financial condition. The Audit Committee also consults with the Company's management and the Company's independent accountants prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs. In addition, the Audit Committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, the Company's independent accountants. The current members of the Audit Committee are Messrs. Barris, Liemandt and Stearns.

  The Compensation Committee of the Board of Directors reviews and makes recommendations to the Board regarding the Company's compensation policies and all forms of compensation to be provided to executive officers and directors of the Company, including, among other things, annual salaries and bonuses and stock option and other incentive compensation arrangements of the Company. In addition, the Compensation Committee reviews bonus and stock compensation arrangements for all other employees of the Company. The current members of the Compensation Committee are Messrs. Barris and Liemandt.

Director Compensation and Other Arrangements

  The Company does not currently compensate its outside directors for attending Board of Directors or committee meetings, but reimburses directors for their reasonable travel expenses incurred in connection with attending such meetings. On November 1, 1996, the Company granted to Mr. Liemandt an option to purchase 100 shares of the Company's Class A Common Stock at an exercise price of $3.00 per share. Upon joining the Board of Directors, Messrs. Barris, Lacy and Stearns received options to acquire 10,000 shares at $6.40 per share, 30,000 shares at $8.00 per share and 15,000 shares at $9.00 per share of Class A Common Stock, respectively.

Compensation Committee Interlocks and Insider Participation

  None of the members of the Compensation Committee of the Board of Directors has served at any time as an officer or employee of the Company. Prior to the establishment of the Compensation Committee, all decisions relating to executive compensation were made by the Board of Directors. No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any entity which has one or more executive officers serving as a member of the Board of Directors or Compensation Committee. Trilogy is the parent corporation of the Company. Mr. Liemandt, a member of the Company's Compensation Committee, beneficially owns more than 5.0% of the Class B Common Stock of the Company.

Executive Compensation

  The following table provides certain summary information concerning the compensation earned by the Company's Chief Executive Officer and certain other executive officers of the Company (collectively, the "Named Executive Officers") whose salary and bonus exceeded $100,000 for services rendered in all capacities to the Company and its subsidiaries during the fiscal years ended December 31, 1997 and 1998.

                          Summary Compensation Table

                                                        Long-Term
                              Annual Compensation      Compensation
                             ------------------------- ------------
                                                        Number of
                                                        Securities
                                                        Underlying   All Other
Name and Principal Position  Year  Salary     Bonus(1)  Options(2)  Compensation
---------------------------  ---- --------    -------- ------------ ------------
Ross A. Cooley.............  1998 $      1        --         --           --
 Chairman and Chief          1997        1        --         --
  Executive Officer
Christina C. Jones.........  1998  100,908(3)  $  500    125,000          --
 President and Chief         1997  100,908(3)     --         --           --
  Operating Officer
James J. Luttenbacher(4)...  1998  145,362      5,000    150,000      $59,571(5)
 Vice President, Chief       1997      --         --         --           --
  Financial Officer and
  Secretary

--------
(1) Reflects Bonus amount earned and paid in fiscal year.

(2) Securities Underlying Options represents shares of the Company's Class A Common Stock.

(3) Includes $900 of reimbursement for excess amounts paid toward the Company's standard employee medical benefit plan.

(4) Mr. Luttenbacher joined the Company in March 1998.

(5) Amount represents relocation expenses reimbursed by the Company.

                    Stock Option Grants in Last Fiscal Year

  The following table sets forth certain information regarding stock option grants made to each of the Named Executive Officers in Fiscal Year 1998. No stock appreciation rights were granted to the Named Executive Officers during such year.

                                                                        Potential Realizable
                                                                          Value at Assumed
                                                                        Annual Rates of Stock
                                                                         Price Appreciation
                                       Individual Grants                 for Option Term(3)
                         ---------------------------------------------- ----------------------
                         Number of    Percent of
                         Securities Total Granted  Per Share
                         Underlying       to       Exercise
                          Options    Employees in    Base    Expiration
          Name           Granted(1) Fiscal Year(2)   Price      Date        5%        10%
          ----           ---------- -------------- --------- ---------- ---------- -----------
Ross A. Cooley(4).......      --         --            --         --           --         --
Christina C. Jones(5)...  125,000        4.8%        $3.00    6/18/08   $  235,836 $  597,653
James J.
 Luttenbacher(6)........  150,000        5.8%         3.00    2/11/08      282,905    716,879

--------
(1) The options in this table are granted under the Company's 1996 Stock Option Plan (the "1996 Plan") and have exercise prices equal to the fair market value of the Company's Class A Common Stock on the date of grant. All such options have 10-year terms and vest over a period of four years.

(2) Based on options to purchase an aggregate of 2,590,076 shares of Class A Common Stock granted pursuant to the 1996 Plan during fiscal 1998.

(3) Potential realizable value is based on an assumption that the price per share of Class A Common Stock appreciates annually at the rate shown (compounded annually) from the date of grant until the end of the respective option term. Potential realizable value is shown net of exercise price. These rates of appreciation are derived from the regulations promulgated by the Commission and do not represent the Company's estimate or projection of future stock price growth.

(4) For the material terms of Mr. Cooley's stock option grant, including the vesting thereof, see "Cooley Employment Agreement".

(5) Ms. Jones' stock option grant vests at the rate of 25% annually over four years from the date of grant.

(6) For the material terms of Mr. Luttenbacher's stock option grant, including the vesting thereof, see "Luttenbacher Employment Agreement".

               Aggregate Option Exercised Year-End Option Values

  The following table sets forth the options exercised by each of the Named Executive Officers during fiscal year 1998 and the number and value of the securities underlying unexercised options that were held by each Named Executive Officer as of December 31, 1998.

                                                          Number of
                                                    Securities Underlying     Value of Unexercised
                                                     Unexercised Options      In-the-Money Options
                                                    at December 31, 1998     at December 31, 1998(1)
                         Shares Acquired  Value   ------------------------- -------------------------
    Name                   on Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
    ----                 --------------- -------- ----------- ------------- ----------- -------------
Ross A. Cooley..........        --         --       525,000      350,000    $4,200,000   $2,800,000
Christina C. Jones......        --         --       406,300      368,800     3,250,400    2,950,400
James J. Luttenbacher...     25,000        $ 0          --       125,000             0    1,000,000

--------
(1) Based on the estimated fair market value as of December 31, 1998 of $11.00 per share for the Company's Class A Common Stock, as determined by the Company's Board of Directors.

Employment Agreements

  The Company has entered into employment agreements with Ross A. Cooley, the Company's Chairman and Chief Executive Officer, Christina C. Jones, the Company's President and Chief Operating Officer, and James J. Luttenbacher, the Company's Vice President, Chief Financial Officer and Secretary. Each of these agreements has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the following summaries are qualified in their entirety by this reference to the full text of such agreements.

  Cooley Employment Agreement. The Company and Ross A. Cooley are parties to an employment agreement dated November 1, 1996 and an amendment effective November 1, 1997 (the "Cooley Agreement"), which provides for an employment period of four years at an annual salary of not less than $1.00. In addition, Mr. Cooley is eligible to participate in the Company's management incentive compensation plan as may be in effect from time to time. Mr. Cooley, in his capacity as the Company's Chairman of the Board and Chief Executive Officer, currently performs various executive and leadership functions, including development of the Company's strategic and operational plans, strategic planning, executive management of new customer and new account relationship activities and recruitment of senior management personnel. Pursuant to the Cooley Agreement, Mr. Cooley has been granted a stock option of 875,000 shares of the Company's Class A Common Stock at an exercise price of $3.00 per share, of which 425,000 shares became exercisable at the time the Cooley Agreement was entered into 100,000 of such shares became exercisable on November 1, 1998 and an additional 100,000 shares shall become exercisable upon November 1, 1999 and November 1, 2000. The remaining 150,000 shares under such stock option grant shall become exercisable upon November 1, 2003, provided that the Cooley Agreement is in effect on such date. Under the terms of the Company's 1996 Stock Option Plan, in the event of a Change of Control (as defined in such Plan), all unvested shares under such option become immediately exercisable. The Cooley Agreement may be terminated by the Company or Mr. Cooley at any time. If the Cooley Agreement is terminated by the Company for Cause (as defined therein) or by Mr. Cooley for reasons other than as a result of a Change in Control (as defined therein) of the Company, no further rights to compensation or benefits shall accrue to Mr. Cooley. If the Cooley Agreement is terminated by the Company without Cause or by Mr. Cooley as a result of a Change of Control of the Company, Mr. Cooley shall not be entitled to any additional compensation under the terms of the Cooley Agreement, but shall have such rights relating to the exercise of then unexercised stock options as are provided in his Stock Option Agreement. During his employment by the Company and for a period of two years following the Company's termination of his employment, Mr. Cooley shall not (i) solicit any customers of the Company, (ii) induce or attempt to induce any Customer or withdraw, curtail or cancel its business with the Company or in any manner modify or fail to enter into any actual or potential business relationship with the Company, (iii) recruit or solicit any employee or vendor of the Company to cease his, her or its relationship with the Company or (iv) permit his name to be used by or engage in any business competing with the business of the Company.

  Jones Employment Agreement. The Company and Christina C. Jones are parties to an employment agreement dated November 1, 1996 (the "Jones Agreement"), which provides for an employment period of four years at an annual salary of not less than $100,000. In addition, Ms. Jones is eligible to participate in any management incentive compensation plan which the Company may have from time to time. Pursuant to the Jones Agreement, Ms. Jones has been granted a stock option to purchase up to 650,000 shares of the Company's Class A Common Stock at an exercise price of $3.00 per share (the "Option"). As a condition to the grant of the Option, Ms. Jones entered into a Option Cancellation Agreement with Trilogy which terminated a Stock Option Agreement dated February 10, 1994 between Trilogy and Ms. Jones pursuant to which Ms. Jones had been granted a stock option to purchase shares of Trilogy Class B Common Stock at an exercise price of $1.50 per share. Under the terms of the Company's 1996 Stock Option Plan, in the event of a Change of Control (as defined in such Plan), all unvested shares under the Option become immediately exercisable. The

Jones Agreement may be terminated by the Company at any time and by Ms. Jones for Good Reason (as defined therein). The definition of Good Reason includes, among other things, a Change of Control (as defined therein) of the Company. If the Jones Agreement is terminated by the Company for Cause (as defined therein), no further rights to compensation or benefits shall accrue to Ms. Jones. If the Jones Agreement is terminated by the Company without Cause or by Ms. Jones for Good Reason, including upon a Change of Control, Ms. Jones shall continue to receive employee benefits and monthly payments equal to one-twelfth of her then-current annual salary for a period of twelve months following the effective date of such termination. During her employment by the Company and for a period of two years following the Company's termination of her employment, Ms. Jones shall not (i) solicit any customers of the Company,
(ii) induce or attempt to induce any Customer to withdraw, curtail or cancel its business with the Company or in any manner modify or fail to enter into any actual or potential business relationship with the Company, (iii) recruit or solicit any employee or vendor of the Company or Trilogy to cease his, her or its relationship with the Company or with Trilogy or (iv) permit her name to be used by or engage in any business competing with the business of the Company.

  Luttenbacher Employment Agreement. The Company and James J. Luttenbacher are parties to an employment agreement dated February 12, 1998 (the "Luttenbacher Agreement"), which provides for an employment period of four years at an annual salary of not less than $175,000. In addition, Mr. Luttenbacher is eligible to participate in any management incentive compensation plan which the Company may have from time to time for an amount up to 50% of his then-current annual salary. Mr. Luttenbacher received a bonus of $5,000 upon commencement of his employment with the Company. Pursuant to the Luttenbacher Agreement, Mr. Luttenbacher has been granted a stock option to purchase up to 150,000 shares of the Company's Class A Common Stock at an exercise price of $3.00 per share. Under the terms of the Company's 1996 Stock Option Plan, in the event of a Change of Control (as defined in such Plan), all unvested shares under such option become immediately exercisable. The Luttenbacher Agreement may be terminated by the Company or Mr. Luttenbacher at any time. If the Luttenbacher Agreement is terminated by the Company for Cause (as defined therein) or by Mr. Luttenbacher for reasons other than as a result of a Change in Control (as defined therein) of the Company, no further rights to compensation or benefits shall accrue to Mr. Luttenbacher. If the Luttenbacher Agreement is terminated by the Company without Cause or by Mr. Luttenbacher as a result of a Change in Control (as defined therein) of the Company, Mr. Luttenbacher shall continue to receive employee benefits and monthly payments equal to one-twelfth of his then-current annual salary for a period of six months following the effective date of such termination. During his employment by the Company and for a period of two years following the Company's termination of his employment, Mr. Luttenbacher shall not (i) solicit any customers of the Company, (ii) induce or attempt to induce any Customer to withdraw, curtail or cancel its business with the Company or in any manner modify or fail to enter into any actual or potential business relationship with the Company, (iii) recruit or solicit any employee or vendor of the Company to cease his, her or its relationship with the Company or (iv) permit his name to be used by or engage in any business competing with the business of the Company.

Limitation of Liability and Indemnification Matters

  The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware provides that a director of a corporation will not be personally liable for monetary damages for breach of such individual's fiduciary duties as a director except for liability (i) for any breach of such director's duty of loyalty to the Company or to its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases as provided in
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which a director derives an improper personal benefit.

  The Company's Bylaws provide that the Company shall indemnify its directors and executive officers, and may indemnify its officers, employees and other agents, to the full extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of an indemnified party. The Company's Bylaws also permit the Company to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of such party's status or service as a director, officer or employee or other agent of the Company. Such indemnified party shall repay such advances if it is ultimately determined that such party is not entitled to indemnification. The Company believes that its Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. The Company also maintains directors' and officers' liability insurance.

  At present the Company is not aware of any pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

1996 Stock Option Plan

  The Company's 1996 Stock Option Plan (the "1996 Plan") was approved by the Board of Directors and stockholders in September 1996. The 1996 Plan provides for the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and nonqualified stock options. A total of 3,500,000 shares of Class A Common Stock have been reserved for issuance under the 1996 Plan. As of December 31, 1998, 148,602 shares of Class A Common Stock has been issued upon exercise of options granted under the 1996 Plan, 3,207,074 shares remained reserved for future issuance upon the exercise of outstanding options, and 144,324 shares remained available for future grant.

  The Board of Directors or a committee designated by the Board has the power, subject to the limitations contained in the 1996 Plan, to prescribe the terms and conditions of any option granted under the 1996 Plan, including the total number of share to be offered to each optionee. The maximum term of any stock option granted under the 1996 Plan is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of the combined voting power of the Company (a "10% Stockholder"), the term of such stock options shall be for no more than five years. The exercise price of incentive stock options granted under the 1996 Plan must be at least 100% of the fair market value of the Class A Common Stock on the grant date except that the exercise price of incentive stock options granted to a 10% Stockholder must be at least 110% of such fair market value on the date of grant. The aggregate fair market value on the date of grant of the Class A Common Stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Nonqualified stock options may be granted in exchange for previously granted stock options having an exercise price higher than the options received in such exchange. In the event of a Change of Control (as defined in the 1996
Plan), all of the options granted under the 1996 Plan shall become immediately exercisable. The Board may amend the 1996 Plan at any time, except that certain amendments require stockholder approval. The 1996 Plan will terminate in September 2006, unless earlier terminated by the Board of Directors. From and after the offering, all further option grants will be made solely under the 1999 Plan.

1999 Plan

  The Company's 1999 Plan (the "1999 Plan") was adopted by the Board of Directors and approved by the stockholders of the Company in February 1999. A total of 1,500,000 shares of Class A Common Stock is initially reserved for issuance under the 1999 Plan. In addition, the 1999 Plan authorizes an annual increase in the number of shares of Class A Common Stock issuable under the 1999 Plan equal to five percent (5%) of the total number of shares of Class A Common Stock and Class B Common Stock outstanding on the first day of each fiscal year of the Company, beginning fiscal 2000. The 1999 Plan also provides that the aggregate number of shares of Class A Common Stock available for grant as Incentive Stock Options shall not exceed 1,500,000 shares, plus an annual increase to be added on the first day of each fiscal year beginning in fiscal 2000 equal to the lesser of (i) 500,000 shares of Class A Common Stock, (ii) two percent (2%) of the number of shares of Class A Common Stock outstanding as of such date, or (iii) a lesser number of shares of Class A Common Stock determined by the Administrator. The shares to be issued pursuant to 1999 Plan may be authorized but unissued or reacquired Class A Common Stock.

  The purpose of the 1999 Plan is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants of the Company and its related entities and to promote the success of the Company's business. The 1999 Plan provides for the granting to employees of Incentive Stock Options and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares, and other equity-based rights ("1999 Awards") to employees, directors and consultants of the Company and its related entities.

  With respect to 1999 Awards granted to directors or officers, the 1999 Plan is administered by the Board of Directors or a committee designated by the Board of Directors constituted to permit such 1999 Awards to be exempt from
Section 16(b) of the Exchange Act in accordance with Rule 16b-3 thereunder. With respect to 1999 Awards granted to other participants, the 1999 Plan is administered by the Board of Directors or a committee designated by the Board of Directors. In each case, the respective plan administrator shall determine the provisions, terms and conditions of each 1999 Award, including, but not limited to, the 1999 Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of the 1999 Award, payment contingencies and satisfaction of any performance criteria.

  Incentive Stock Options are not transferable by the optionee other than by will or the laws of descent or distribution, and each Incentive Stock Option is exercisable during the lifetime of the grantee only by such grantee. Other 1999 Awards shall be transferable to the extent provided in the agreement evidencing the 1999 Award.

  The per share exercise price of Incentive Stock Options granted pursuant to the 1999 Plan must be at least equal to the per share fair market value of the Class A Common Stock on the date of grant, and the term of the option must not exceed ten years. The term of other 1999 Awards will be determined by the respective plan administrator. With respect to an employee who owns stock representing more than 10% of the voting power of the Company's outstanding capital stock, the per share exercise price of any Incentive Stock Option must equal at least 110% of the per share fair market value of the Class A Common Stock on the date of grant and the term of the option must not exceed five years. The exercise price or purchase price, if any, of other 1999 Awards will be determined by the respective plan administrator, but shall not be less than 100% of the fair market value of the stock granted thereunder. The consideration to be paid upon exercise or purchase of the shares of Class A Common Stock pursuant to a 1999 Award will be determined by the respective plan administrator and may include cash, check, promissory note, shares of Class A Common Stock, or the assignment of part of the proceeds from the sale of shares acquired upon exercise or purchase of the 1999 Award.

  Where the 1999 Award agreement permits the exercise or purchase of a 1999 Award for a certain period of time following the recipient's termination of service with the Company, disability, or death, such 1999 Award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of such 1999 Award, whichever occurs first.

  The Administrator may at any time offer to buy out for a payment in cash or Class A Common Stock, an Award previously granted, based on such terms and conditions as the respective administrator shall establish and communicate to the grantee at the time that such offer is made.

  In the event of a merger of the Company in which the Company does not survive, a sale of substantially all of the Company's assets in connection with the liquidation or dissolution of the Company, a person acquiring more than 50% of the voting power of the Company or upon an acquisition of beneficial ownership of securities possessing more than 50% of the voting power of the Company's stockholders, subject to the 1999 Plan administrator's determination that any such acquisition shall be deemed not to be a "Corporate Transaction" (as such term is defined in the 1999 Plan), and immediately prior to the effective time of any such foregoing transaction, one half of the then unvested shares subject to outstanding 1999 Awards will vest, such 1999 Awards will become immediately exercisable as to such shares and the repurchase or forfeiture rights as to such shares will terminate. Upon consummation of such transaction all outstanding 1999 Awards will terminate, unless they are assumed by the successor company. In the event of a hostile takeover of the Company or a change in the majority of the Board of Directors through one or more contested elections, the vesting of all outstanding 1999 Awards will accelerate as described above, but the outstanding 1999 Awards will remain exercisable according to their terms.

  Unless terminated sooner, the 1999 Plan will terminate automatically in 2009. The Board has the authority to amend, suspend or terminate the 1999 Plan subject to stockholder approval of certain amendments and provided no such action may affect 1999 Awards previously granted under the 1999 Plan unless agreed to by the affected grantees.

Agreement Regarding Grant of Options

  Pursuant to an agreement (the "GE Agreement") between the Company and General Electric Capital Information Technology Solutions ("GE Capital"), GE Capital has the right (the "Right") to require the Company to grant GE Capital an option to purchase up to 320,000 shares of restricted Class A Common Stock of the Company at the initial price to the public. The Right is triggered upon the happening of certain events, including an initial public offering by the Company of its Class A Common Stock. In the event GE Capital exercises such Right, the GE Option will expire at 11:59 pm on the first date of such public offering. If GE Capital is granted and exercises the GE Option, the shares of Class A Common Stock issued pursuant to the exercise of the GE Option will be restricted stock and will not be subject to any registration rights.

                             CERTAIN TRANSACTIONS

Agreements with Executive Officers

  The Company has entered into employment agreements with Mr. Cooley, Ms. Jones and Mr. Luttenbacher. See "Management--Employment Agreements".

Agreements Between the Company and Trilogy

 Asset Transfer Agreement

  In August 1996, the Company and Trilogy entered into an Asset Transfer Agreement, as amended in August 1998 (the "Asset Transfer Agreement"), pursuant to which Trilogy transferred the assets and liabilities of its pcOrder.com division to the Company. In exchange for the transferred assets, the Company issued to Trilogy 900 shares of the Company's common stock, $0.01 par value per share, establishing the Company as a wholly-owned subsidiary of Trilogy (such shares were subsequently split into 11,520,000 shares of Common Stock and in February 1999 reclassified as Class B Common Stock). Pursuant to the Asset Transfer Agreement, the parties made customary representations and warranties regarding their businesses and operations, and each agreed to indemnify the other in the event of any damages arising from the other's breach of any such representation or warranty. In addition, Trilogy agreed not to engage in, directly or indirectly, any business directly in competition with the Company for a period of three years after the effective date of the Asset Transfer Agreement. Further, during such three year period, Trilogy also agreed not to hire or recruit any person who was, at the effective date of the Asset Transfer Agreement or within the 12 month period preceeding such effective date, an employee of the pcOrder.com division of Trilogy. Trilogy has the right, and to the extent Trilogy transfers the shares held by it, other holders of these shares have the right, on no more than five occasions after this offering, to require the Company to register the shares of Common Stock held by such stockholders within 180 days of such request. The Company is obligated to indemnify such stockholders and underwriters, if any, against liability due to information in the registration statement furnished by the Company. Trilogy's registration rights expire eight years after the effective date of the Asset Transfer Agreement. Additionally, holders of the transferred shares have the right to sell any shares held by such stockholder in this offering. Trilogy has waived its registration rights in connection with this offering.

 Technology, Services and License Agreement

  In September 1998, the Company and Trilogy entered into a Technology, Services and License Agreement (the "Technology Agreement"), which amended and superseded a Master Software License Agreement and a Reseller Agreement previously entered into by the parties, pursuant to which Trilogy has licensed certain intellectual property rights to the Company, and the Company has agreed to license certain intellectual property rights to Trilogy. Each party has granted the other access to, and a nonexclusive, irrevocable, perpetual, worldwide, license to internally use, make, reproduce and/or prepare derivative works of the products of the other party as of September 1, 1998, in the form as of that date, and any updates, changes to, and new releases of those products, subject to the happening of a Trigger Event (as defined below) (as applicable, the "Trilogy Intellectual Property" or the "pcOrder Intellectual Property"), or to sublicense any third party to do so, subject to certain confidentiality and other restrictions. Trilogy also granted the Company a nonexclusive, irrevocable, perpetual, worldwide right and license under the Trilogy Intellectual Property to make, use, reproduce, prepare derivative works based upon, license, offer to license, import, export, publish, distribute, perform, display, advertise, market, promote, service and or support those of pcOrder's products that are network based e-commerce products for enabling sales, purchasing, marketing or distribution within the computer products market ("Computer E-Commerce Products"), and to sublicense any third party to do so, subject to the payment of royalties as described below. The Company also granted Trilogy a nonexclusive, irrevocable, perpetual, worldwide right and license to use pcOrder Intellectual Property to make, use reproduce, prepare derivative works based upon, license, export, publish, distribute, perform, display, advertise, market, promote, service and support Trilogy Products (as defined in the Technology Agreement) and to sublicense any third party to do so, subject to the payment of royalties described below. However, following a change in control of Trilogy or such time as Trilogy is no longer required by generally accepted accounting principles to be consolidated with pcOrder for financial reporting purposes (in either case, a "Trigger Event"), Trilogy shall not, until the later of September 1, 2008 or the expiration of five years following such Trigger Event, have any license to the pcOrder Intellectual Property with respect to any Computer E-Commerce Product that utilizes pcOrder's product content or certain tools developed by pcOrder. Following a Trigger Event, any Trilogy license to pcOrder Intellectual Property, which license was granted pursuant to the terms of the Technology Agreement prior to the happening of such Trigger Event, shall continue indefinitely, subject to continued royalty payments. Pursuant to the Technology Agreement, neither party is restricted from entering into or having similar agreements with third parties or doing any activity relating to competitive products and services (involving none of the other party's information or intellectual property). Following a Trigger Event, pcOrder's access to Trilogy products and its right to receive updates, changes and new releases of Trilogy Intellectual Property shall continue until the later to occur of five years after a Trigger Event or September 1, 2008. Notwithstanding the foregoing, to the extent that any of the Trilogy Intellectual Property (including Trilogy products based on such intellectual property) is not of a same, similar, replacement or equivalent general type as Trilogy Intellectual Property available prior to a Trigger Event, pcOrder will not have rights to such Trilogy Intellectual Property. The Technology Agreement further provides that where at least one employee and/or contractor of the Company in conjunction with at least one employee and/or contractor of Trilogy cooperate toward jointly creating, inventing or discovering new material qualifying for either patent or copyright protection, the parties shall negotiate in good faith on a project-by-project basis to determine to what extent such newly developed material should be jointly owned. In the event of joint ownership, the parties shall have an equal, undivided interest in such patent, copyright or other intellectual property. The Company and Trilogy are each obligated to pay to the other monthly royalties based on a percentage of license fees derived from sales of products that incorporate, and/or data maintenance services related to, the other party's technology; of software maintenance fees other than data maintenance services in connection with products that incorporate the other party's technology; and of on-line subscription service fees from products that incorporate the other party's technology. The Technology Agreement provides that each party will defend, indemnify and hold harmless the other party for any claim against such other party by any third party to the extent based on an actual or alleged: (i) failure by a party to perform its obligations under the Technology Agreement;
(ii) breach of any one or more of a party's representations or warranties;
(iii) failure by a party to comply with government laws and regulations;
(iv) intentional or grossly negligent acts or omissions on the part of a party, and (v) to the extent a party delivers Material (as defined in the Technology Agreement) to the other party, (1) failure by the delivering party to either own or have sufficient rights to deliver such Material to the other party, (2) failure by a party to either own or have sufficient rights to grant to the other party the license it has granted under the Technology Agreement,
(3) infringement (or violation) by such delivered Material of a third party's intellectual property rights, or (4) failure to be Year 2000 compliant. Such indemnification obligations are subject to the condition that the indemnified party: (a) promptly provides notice of any claim to the indemnifying party;
(b) allows the indemnifying party to control the defense of the claim and settlement negotiations; and (c) fully cooperates with the indemnifying party in such defense and settlement negotiations. The Technology Agreement provides that upon either party's request, the parties shall negotiate in good faith regarding the terms and conditions upon which either party will perform consulting services reasonably requested by the other party; provided, however, that such obligation shall expire on the later of seven years following a Trigger Event or September 1, 2010. The Technology, Services and License Agreement has a perpetual term, unless terminated earlier by either party's 31 days prior notice of an uncured breach, subject to extension for special circumstances, or the bankruptcy of either of the parties.

 Management Services Agreement

  The Company and Trilogy entered into a Management Services Agreement, effective as of July 1, 1998, which amended and superseded a Services Agreement previously entered into by the parties, pursuant to which Trilogy will provide certain administrative and corporate support services to the Company. Trilogy has agreed to provide to the Company certain services ("Mandatory Services") including tax administration, payroll, payroll accounting, banking, corporate finance, recruiting and employee training services to the Company. In addition, Trilogy has agreed to provide the Company certain additional services ("Optional Services"), including hardware purchasing, shipping and receiving, purchase order database administration, network administration, audit services, human resources administration, legal services and customer training. The provision of Mandatory Services may not be unilaterally terminated by either party during the effectiveness of the Management Services Agreement. The provision of Optional Services may be terminated by either party upon 90 days notice. The Management Services Agreement provides that Trilogy will use the same level of care in rendering services to the Company that Trilogy uses in rendering services to itself or any of its other subsidiaries, which will be at least equal to the care, that Trilogy has used in the past in rendering such services to the Company. However, the selection of personnel to perform the various services will be within the sole control of Trilogy. Specifically, Trilogy may, without the consent or approval of the Company, subcontract any service to be provided under the Management Services Agreement. The Management Services Agreement terminates on June 30, 1999, and thereafter is subject to successive one-year renewal terms upon consent of the parties. The Management Services Agreement may be terminated: (i) by either party within 30 days of an uncured material breach by the other party; (ii) by either party upon the liquidation or dissolution of the other party; (iii) by Trilogy immediately upon notice to the Company if the Company fails to pay the amount due to Trilogy under such agreement by the tenth day after notice of nonpayment is given; or (iv) within 30 days of the date at which Trilogy ceases to own a majority of the Company's Common Stock.

 Tax Allocation Agreement

  The Company is currently, and after the offering will be, included in Trilogy's consolidated federal income tax group, and the Company's federal income tax liability will be included in the consolidated federal income tax liability of Trilogy. The Company and Trilogy have entered into a Tax Allocation Agreement pursuant to which the Company and Trilogy will make payments between them such that, with respect to any period, the amount of taxes to be paid or received by the Company, subject to certain adjustments, will be determined as though the Company were to file separate federal, state and local income tax returns (including, except as provided below, any amounts determined to be due as a result of a redetermination of the tax liability of Trilogy arising from an auditor or otherwise) rather than as a consolidated subsidiary of Trilogy with respect to federal, state and local income taxes. Under the terms of the Tax Allocation Agreement, the Company, in computing its stand alone tax liability or tax refund, will be able to utilize certain tax items, such as net operating losses, foreign tax credits and other tax credits (collectively, "Tax Attributes"). In addition, with respect to Tax Attributes of the
Company that come into existence after the execution of the Tax Allocation Agreement, and under the terms of the Tax Allocation Agreement, Trilogy will be required to make any payment to the Company as such Tax Attributes of the Company are utilized by the Trilogy consolidated federal income tax group. Pursuant to the Tax Allocation Agreement, Trilogy's obligation to make any payment to the Company relating to the Company's Tax Attributes will apply only to tax periods during which the Company (or its affiliated subsidiaries) is a member of Trilogy consolidated federal income tax group.

  Trilogy will continue to have all the rights of a parent of a consolidated group (and similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group), will be the sole and exclusive agent for the Company in any and all matters relating to the income, franchise and similar liabilities of the Company, will have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state and local income tax returns (or amended returns), and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of the Company. In addition, Trilogy has agreed to undertake to provide the aforementioned services with respect to the Company's separate state and local returns and the Company's foreign returns.

  The Tax Allocation Agreement will remain in effect until the expiration of any open years for which pcOrder has filed as a member of the Trilogy consolidated group. In general, the Company will be included in Trilogy's consolidated group for federal income tax purposes for so long as Trilogy beneficially owns at least 80% of the total voting power and value of the outstanding Common Stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Allocation Agreement allocates tax liabilities between the Company and Trilogy, during the period in which the Company is included in Trilogy's consolidated group, the Company could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Trilogy's consolidated group. Pursuant to the Tax Allocation Agreement, however, Trilogy is obligated to indemnify the Company for any tax liabilities, including any liability resulting from a distribution of the Company's stock to Trilogy's stockholders provided that it has paid its allocated share of such liabilities to Trilogy.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Class A Common Stock as of February 2, 1999, and as adjusted to reflect the sale of shares offered hereby, by (i) each person who is known by the Company to own beneficially more than five percent of the Class A Common Stock, (ii) each of the Company's Named Officers and directors, and
(iii) all current officers and directors as a group.

                                                                Percentage of
                                                                   Shares
                                                                Beneficially
                                                                  Owned(1)
                                                              -----------------
5% Beneficial Owners, Directors           Number of Shares     Before   After
& Named Executive Officers              Beneficially Owned(1) Offering Offering
-------------------------------         --------------------- -------- --------
Trilogy, Inc.(2).......................      12,757,000         98.3%    84.0%
  6034 West Courtyard Drive
  Austin, TX 78730
Joseph A. Liemandt(3)..................      12,757,050         98.3     84.0
  6034 West Courtyard Drive
  Austin, TX 78730
Ross A. Cooley(4)......................         525,000          3.9      3.3
Christina C. Jones(5)..................         406,300          3.0      2.6
James J. Luttenbacher(6)...............          56,250            *        *
Peter J. Barris........................             --             *        *
Linwood A. Lacy, Jr. ..................             --             *        *
Robert W. Stearns......................             --             *        *
All Directors and Officers as a Group
 (7 persons)(7)........................      13,744,600         98.6%    85.1%

--------
 * Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 2, 1999 are deemed outstanding. Percentage of beneficial ownership is calculated assuming all shares of Class B Common Stock have been converted into shares of Class A Common Stock of the Company, or 12,979,945 shares prior to this offering and 15,179,945 shares after this offering, as of February 2, 1999 (assuming no exercise of the Underwriters' overallotment option or the GE Option). To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.
(2) Shares beneficially owned by Trilogy, Inc. are registered in the name of Trilogy Software, Inc., a wholly owned subsidiary of Trilogy, Inc. As of February 25, 1999, Trilogy granted to certain of its employees options to acquire an aggregate of 155,000 shares of Class A Common Stock. Such options will become exercisable at least 180 days after the date of this Prospectus at an exercise price of $5.00 per share.
(3) Through his ownership of securities of Trilogy, Inc., Mr. Liemandt has the right to cause to be elected a majority of the Board of Directors of Trilogy, Inc. As a result, Mr. Liemandt is, under the rules of the Securities and Exchange Commission, deemed to be the beneficial owner of the 12,757,000 owned indirectly by Trilogy, Inc. In addition, Mr. Liemandt's ownership includes 50 shares issuable upon exercise of stock options exercisable within 60 days of February 2, 1999.
(4) Includes 525,000 shares issuable upon exercise of stock options exercisable within 60 days of February 2, 1999.
(5) Includes 406,300 shares issuable upon exercise of stock options exercisable within 60 days of February 2, 1999.
(6) Includes 31,250 shares issuable upon exercise of stock options exercisable within 60 days of February 2, 1999.
(7) Includes (i) 962,600 shares issuable upon exercise of stock options exercisable within 60 days of February 2, 1999 and (ii) 12,757,000 shares owned by Trilogy (see footnote 2).

                         DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

  The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, par value $0.01 per share, consisting of 37,243,000 shares of Class A Common Stock and 12,757,000 shares of Class B Common Stock and 10,000,000 shares of Preferred Stock, par value $0.01 per share. Upon consummation of this offering, no shares of Preferred Stock, 2,426,648 shares of Class A Common Stock (2,756,648 shares if the Underwriters' overallotment option is exercised in full) and 12,757,000 shares of Class B Common Stock will be outstanding. The following summary is qualified in its entirety by this reference to the Company's Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

Reclassification

  On February 2, 1999, all then outstanding shares of Common Stock held by Trilogy were reclassified into Class B Common Stock on a one-for-one basis and all shares of then outstanding Common Stock not held by Trilogy were reclassified into shares of Class A Common Stock on a one-for-one basis.

Common Stock

  Immediately prior to this offering, there were 12,983,648 shares of Common Stock outstanding of which 226,648 shares were Class A Common Stock held by individuals and 12,757,000 were Class B Common Stock held by Trilogy. The Class A Common Stock and Class B Common Stock have substantially identical rights other than with respect to voting, conversion and transfer, as further described below. Except as required by the Company's Certificate of Incorporation or applicable law, the Class B Common Stock entitles its holders to eight votes per share while the Class A Common Stock entitles its holders to one vote per share on all matters submitted to a vote or for the consent of stockholders. Except as required by the Company's Certificate of Incorporation or by applicable law, the Class A Common Stock and Class B Common Stock will vote together as a single class on all matters submitted to a vote or for the consent of stockholders. Additionally, the Common Stock votes on a non-cumulative basis. The holders of Common Stock are entitled to receive ratably such noncumulative dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive rights or other subscription rights. The Class A Common Stock has no conversion rights. The shares of Class B Common Stock are convertible at any time prior to a tax-free spin-off at the option of the holder into shares of Class A Common Stock on a one-for-one basis. Prior to a tax free spin-off each outstanding share of Class B Common Stock will automatically be converted into a share of Class A Common Stock upon any transfer of such share, if after the transfer, such share is not owned by Trilogy, Trilogy, Inc. (Trilogy's parent), an affiliate of Trilogy, Inc. or a non-affiliate of Trilogy, Inc. which acquires more than 50% of the then outstanding Class B Common Stock in a single transaction. In addition, unless the Company received an opinion of counsel that such conversion would adversely affect the tax free nature of such spin-off, upon the fifth anniversary of the first transfer of Class B Common Stock pursuant to a tax free spin-off, all of the then outstanding shares of Class B Common Stock will convert on a one-for-one basis into shares of Class A Common Stock. In the event the Company does receive an opinion of counsel that such conversion would adversely affect the tax free nature of the spin-off, the matter of conversion of such shares will be submitted to the stockholders of the Company, upon whose approval such shares of Class B Common Stock shall automatically convert into an equal number of shares of Class A Common Stock. However, after a tax free spin-off and prior to such fifth anniversary, such shares of Class B Common Stock will generally not be convertible into shares of Class A Common Stock with the exception of any shares of Class B Common Stock held by Trilogy, Trilogy, Inc. or an affiliate of shares shall automatically convert into an equal number of shares of Class A Common Stock upon the tax free spin-off. Pursuant to the Company's Certificate of Incorporation, the Company shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock, such number of shares of Class A Common Stock necessary for conversion of all then outstanding shares of Class B Common Stock. There are no redemption or sinking fund provisions applicable to the Common Stock. The Class B Common Stock may only be transferred pursuant to the restrictions contained in the Certificate Trilogy, Inc., which of Incorporation. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Class A Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

  The Board of Directors has the authority, without further action by the stockholders, to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series of Preferred Stock or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any shares of Preferred Stock.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions;
Section 203 of the Delaware General Corporation Law

  The Company's Certificate of Incorporation provides for the reclassification of the capital stock of the Company outstanding immediately prior to February 2, 1999, the effective date of such reclassification, into Class A Common Stock or Class B Common Stock. The Class B Common Stock has disproportionate voting rights and, following this offering, the outstanding Class B Common Stock will represent 97.7% of the total voting power of the stockholders of the Company. Trilogy will hold all of the 12,757,000 shares of Class B Common Stock and thus control the outcome of any matter presented to the stockholders for a vote. In addition, Trilogy could elect to sell all or a substantial portion of its equity interest in the Company to a third party, which could represent a controlling or substantial interest in the Company, without offering to other stockholders of the Company the opportunity to participate in such a transaction. Under the terms of the Company's Certificate of Incorporation, a single transaction resulting in the transfer of greater than 50% of Trilogy's equity interest in the Class B Common Stock to a non-affiliate of Trilogy will result in such non-affiliate having the disproportionate per share voting rights currently held by Trilogy. In the event of a sale of Trilogy's interest to a third party, such third party may be able to control the Company in the manner that Trilogy is currently able to control the Company, including with respect to the election of all of the members of the Company's Board of Directors. Such a sale may adversely affect the Company's other stockholders and the market price of the Class A Common Stock. The overall effect of the disproportionate voting rights of the Class B Common Stock may be to discourage a potential purchaser of a majority interest of the Class A Common Stock.

  The Company is subject to Section 203 of the Delaware General Corporation Law, as amended ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines business combinations to include (i) any merger or consolidation involving the corporation or any majority-owned subsidiary of the corporation and any other person or entity, (ii) subject to certain exceptions, any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any majority-owned subsidiary of the corporation involving the interested stockholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or any majority-owned subsidiary of the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation or any majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or any majority-owned subsidiary of the corporation beneficially owned by the interested stockholder, or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any majority-owned subsidiary of the corporation. In general,
Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more or the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitation of Director Liability

  The Certificate of Incorporation of the Company limits the liability of directors of the Company (in their capacity as directors but not in their capacity as officers) to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification

  The Bylaws of the Company provide that the directors and officers of the Company shall be indemnified and provide for the advancement to any such indemnified director or officer of expenses in connection with actual or threatened proceedings and claims arising out of their status as director or officer of the Company as such to the fullest extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

  The Transfer Agent and Registrar for the Class A Common Stock is American Stock Transfer & Trust Company. The Transfer Agent's address is 40 Wall Street, New York, New York 10005 and telephone number is (718) 921-8207.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Class A Common Stock in the public market after this offering (including by optional or automatic conversion of shares of Class B Common Stock into Class A Common Stock), or the anticipation of such sales, could have a material adverse effect on then-prevailing market prices. Upon completion of the offering, the Company will have 2,226,648 shares of Class A Common Stock outstanding and 12,757,000 shares of Class B Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option, no exercise of currently outstanding options or warrants and no exercise of the Trilogy Options). After this offering, Trilogy will beneficially own all of the 12,757,000 shares of Class B Common Stock representing approximately 84.0% of the outstanding Common Stock. Shares of Class B Common Stock are convertible into Class A Common Stock on a share-for-share basis at the election of the holder or automatically upon certain transfers thereof. The 2,200,000 shares of Class A Common Stock sold in this offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless they are held by "affiliates" of the Company as that term is used under the Securities Act and the regulations promulgated thereunder ("Affiliates"). The remaining 226,648 of Class A Common Stock and the 12,757,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock (including the shares of Class A Common Stock issuable upon certain transfers of the Class B Common Stock or at the option of the holder thereof) held by Trilogy are "restricted securities" as that term is defined in Rule 144 of the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. As a result of contractual restrictions and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:
(i) no Restricted Shares will be eligible for immediate sale on the effective date of this offering; (ii) approximately 80,673 Restricted Shares will be eligible for sale 90 days after the date of this offering; (iii) approximately 77,975 Restricted Shares will be eligible for sale without restriction and 25,000 Restricted Shares will be eligible for sale subject to volume limitations, in each case 180 days after the effective date of this offering upon the expiration of a contractual lock-up agreement with the Company and the representatives of the Underwriters and (iv) and approximately 43,000 of the Restricted Shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144. In addition, assuming no exercise of the Trilogy Options, the 12,757,000 shares of Class A Common Stock issuable upon conversion of Class B Common Stock will be eligible for sale by Trilogy 180 days after the date of this offering upon the expiration of contractual lock-up agreements. In the event the Trilogy Options are exercised, one year after such options are exercised, the 155,000 Trilogy Option Shares will become eligible for sale pursuant to Rule 144, subject to the volume limitations and other restrictions, which generally is applicable to a transferee of shares sold by an Affiliate. The Company's officers and directors and Trilogy have agreed not to sell any of their shares of Common Stock for 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co., on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of securities subject to the lock-up agreement with the Underwriters.

  In general, under Rule 144 as currently in effect, beginning 90 days after the offering, a person (or persons whose shares are aggregated) who owns shares that were purchased from the Company (or any Affiliate) at least one year previously, including that person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Class A Common Stock or (ii) the average weekly trading volume of the Class A Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the

Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who owns Restricted Shares under Rule 144 that were purchased from the Company (or any Affiliate) at least two years previously, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

  Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold (i) by persons other than Affiliates, subject only to the manner of sale provisions of Rule 144, and (ii) by Affiliates under Rule 144 without compliance with its one-year holding period requirement.

  The Company has agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Goldman, Sachs & Co., subject to certain limited exceptions. See "Underwriting".

  Trilogy and its transferees, including, to the extent the Trilogy Options are exercised, the holders of Trilogy Option Shares, have the right in certain circumstances to request the Company to register their shares of Class B Common Stock and shares of the Class A Common Stock issuable upon conversion of such Class B Common Stock under the Securities Act for resale to the public. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters, if any, of an offering to limit the number of shares included in such registration. If the Company were required to include in a Company-initiated registration shares held by Trilogy, or its transferees, including, the extent the Trilogy Options are exercised, the holders of Trilogy Option Shares, such registration or sales of stock may have a material adverse effect on the market price for the Company's Class A Common Stock and on the Company's ability to raise new capital. In addition, the Company intends to file a registration statement under the Securities Act covering approximately 4,853,725 shares of Class A Common Stock reserved for issuance under the Option Plan. See "Management--1996 Stock Option Plan" and "Management--1999 Stock Incentive Plan". Such registration statement is expected to be filed within 90 days after the date of this Prospectus and will automatically become effective upon filing. Following such filing, shares registered under such registration statement will, subject to the Lock-Up Agreements, Rule 144 volume limitations applicable to Affiliates and the lapsing of the Company's repurchase rights, be available for sale in the open market upon the exercise of vested options 90 days after the effective date of this Prospectus. At December 31, 1998, options to purchase 3,207,074 shares were issued and outstanding under the 1996 Plan. See "Risk Factors--Shares Eligible for Future Sale".

                                 LEGAL MATTERS

  The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California.

                                    EXPERTS

  The financial statements of the Company at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Class A Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document are not necessarily complete; reference is made in each instance to the copy of such contract or any other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048 after payment of fees prescribed by the Commission. The Commission also maintains a Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

                         Index to Financial Statements

Report of Ernst & Young LLP, Independent Auditors........................... F-2
Balance Sheets.............................................................. F-3
Statements of Operations.................................................... F-4
Statements of Stockholders' Equity (Deficit)................................ F-5
Statements of Cash Flows.................................................... F-6
Notes to Financial Statements............................................... F-7

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders of pcOrder.com, Inc.

  We have audited the accompanying balance sheets of pcOrder.com, Inc. (the Company), a subsidiary of Trilogy Software, Inc. and its predecessor entities including Trilogy Development Group, Inc., as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of pcOrder.com, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Austin, Texas
February 5, 1999
                               pcOrder.com, Inc.

                                 Balance Sheets
                      (in thousands, except share amounts)

                                                               December 31,
                                                             -----------------
                                                              1997      1998
                                                             -------  --------
                           ASSETS
Current assets:
 Cash and cash equivalents.................................. $ 2,207  $  4,726
 Accounts receivable, net of allowance of $281 in 1997 and
  $350 in 1998..............................................   2,277     4,775
 Other current assets.......................................      --       150
                                                             -------  --------
   Total current assets.....................................   4,484     9,651
Property and equipment, net.................................     494     1,938
Other assets................................................      --       665
                                                             -------  --------
   Total assets............................................. $ 4,978  $ 12,254
                                                             =======  ========
       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Accounts payable........................................... $    37  $    612
 Accrued expenses...........................................     781     2,260
 Accrued payroll and related liabilities....................     511       890
 Payable to Trilogy.........................................     432     4,506
 Deferred revenue...........................................   4,212    10,428
                                                             -------  --------
   Total current liabilities................................   5,973    18,696
Deferred revenue............................................      --     2,103
Commitments and contingencies
Stockholders' equity (deficit):
 Preferred Stock, $.01 par value; 10,000,000 shares
  authorized; no shares issued or outstanding...............      --        --
 Class A Common Stock, $.01 par value; 37,243,000 shares
  authorized; 43,225 and 191,602 shares issued and
  outstanding in 1997 and 1998, respectively................      --         1
 Class B Common Stock, $.01 par value; 12,757,000 shares
  authorized, issued and outstanding in 1997 and 1998.......     128       128
 Additional paid-in capital.................................     211     4,024
 Deferred stock compensation................................      --    (1,726)
 Accumulated deficit........................................  (1,334)  (10,972)
                                                             -------  --------
   Total stockholders' equity (deficit).....................    (995)   (8,545)
                                                             -------  --------
   Total liabilities and stockholders' equity (deficit)..... $ 4,978  $ 12,254
                                                             =======  ========

                            See accompanying notes.

                               pcOrder.com, Inc.

                            Statements of Operations
                     (in thousands, except per share data)

                                                    Year ended December 31,
                                                   ---------------------------
                                                    1996      1997      1998
                                                   -------  --------  --------
Revenues:
  Software and subscriptions...................... $ 3,633  $  6,475  $ 12,651
  Content and services............................   2,249     4,114     9,063
                                                   -------  --------  --------
    Total revenues................................   5,882    10,589    21,714
                                                   -------  --------  --------
Costs of revenues:
  Software and subscriptions......................     510       440     2,170
  Software and subscriptions--affiliated royalty
   fee............................................     312       583     1,072
                                                   -------  --------  --------
   Total software and subscriptions...............     822     1,023     3,242
  Content and services............................   1,112     2,553     7,068
                                                   -------  --------  --------
    Total cost of revenues........................   1,934     3,576    10,310
                                                   -------  --------  --------
Gross profit......................................   3,948     7,013    11,404
Operating expenses:
  Research and development........................   1,168     1,129     4,292
  Selling and marketing...........................   2,555     4,793    12,151
  General and administrative......................     726     1,792     3,689
  Amortization of deferred stock and stock
   compensation
   expense........................................      --        --     1,468
                                                   -------  --------  --------
    Total operating expenses......................   4,449     7,714    21,600
                                                   -------  --------  --------
Operating loss....................................    (501)     (701)  (10,196)
Interest income...................................      --        --       172
                                                   -------  --------  --------
Loss before income taxes..........................    (501)     (701)  (10,024)
Income tax provision (benefit)....................    (191)      427      (386)
                                                   -------  --------  --------
Net loss.......................................... $  (310) $ (1,128) $ (9,638)
                                                   =======  ========  ========
Basic and diluted net loss per share.............. $ (0.02) $  (0.09) $  (0.75)
                                                   =======  ========  ========
Weighted average shares outstanding...............  12,800    12,800    12,861
                                                   =======  ========  ========
Unaudited pro forma information:
  Historical loss before income taxes.............                    $(10,024)
  Pro forma income tax benefit....................                        (292)
                                                                      --------
  Pro forma net loss..............................                    $ (9,732)
                                                                      ========
  Pro forma basic and diluted net loss per share..                    $  (0.76)
                                                                      ========


                            See accompanying notes.

                               pcOrder.com, Inc.

                  Statements of Stockholders' Equity (Deficit)
                      (in thousands, except share amounts)

                             Class A          Class B
                           Common Stock    Common Stock    Additional   Deferred   Retained
                          -------------- -----------------  Paid-In      Stock     Earnings
                          Shares  Amount   Shares   Amount  Capital   Compensation (Deficit)   Total
                          ------- ------ ---------- ------ ---------- ------------ ---------  --------
Balance at December 31,
 1995...................   43,000  $ --  12,757,000  $128    $  210     $     --   $     104  $    442
Net loss................       --    --          --    --        --           --        (310)     (310)
                          -------  ----  ----------  ----    ------     --------   ---------  --------
Balance at December 31,
 1996...................   43,000    --  12,757,000   128       210           --        (206)      132
Exercise of stock
 options................      225    --          --    --         1           --          --         1
Net loss................       --    --          --    --        --           --      (1,128)   (1,128)
                          -------  ----  ----------  ----    ------     --------   ---------  --------
Balance at December 31,
 1997...................   43,225    --  12,757,000   128       211           --      (1,334)     (995)
Exercise of stock
 options................  148,377     1          --    --       444           --          --       445
Income tax benefit from
 stock options
 exercised..............       --    --          --    --       175           --          --       175
Deferred stock
 compensation related to
 stock options..........       --    --          --    --     2,811       (2,811)         --        --
Amortization of deferred
 stock and stock
 compensation expense...       --    --          --    --       383        1,085          --     1,468
Net loss................       --    --          --    --        --           --      (9,638)   (9,638)
                          -------  ----  ----------  ----    ------     --------   ---------  --------
Balance at December 31,
 1998...................  191,602  $  1  12,757,000  $128    $4,024     $ (1,726)  $ (10,972) $ (8,545)
                          =======  ====  ==========  ====    ======     ========   =========  ========


                            See accompanying notes.

                               pcOrder.com, Inc.

                            Statements of Cash Flows
                                 (in thousands)

                                                    Year ended December 31,
                                                    -------------------------
                                                     1996     1997     1998
                                                    -------  -------  -------
Operating activities
Net loss........................................... $  (310) $(1,128) $(9,638)
Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
  Depreciation.....................................     346      459    1,189
  Amortization of deferred stock and stock
   compensation expense............................      --       --    1,468
  Changes in operating assets and liabilities:
   Accounts receivable.............................  (2,194)     172   (2,498)
   Other assets....................................      (4)       4     (815)
   Deferred tax assets.............................    (483)     691       --
   Accounts payable................................     226      (36)     575
   Accrued expenses................................     392       86    1,479
   Accrued payroll and related liabilities.........     268      393      379
   Payable to Trilogy..............................      --      432    4,249
   Deferred revenue................................   1,112    2,050    8,319
                                                    -------  -------  -------
Net cash provided by (used in) operating
 activities........................................    (647)   3,123    4,707
Investing activities
Purchase of property and equipment.................    (359)    (662)  (2,633)
                                                    -------  -------  -------
Net cash used in investing activities..............    (359)    (662)  (2,633)
Financing activities
Change in payable to Trilogy.......................   1,006     (255)      --
Proceeds from exercise of stock options............      --        1      445
                                                    -------  -------  -------
Net cash provided by (used in) financing
 activities........................................   1,006     (254)     445
                                                    -------  -------  -------
Increase in cash and cash equivalents..............      --    2,207    2,519
Cash and cash equivalents at beginning of year.....      --       --    2,207
                                                    -------  -------  -------
Cash and cash equivalents at end of year........... $    --  $ 2,207  $ 4,726
                                                    =======  =======  =======

                            See accompanying notes.

                               pcOrder.com, Inc.

                         Notes to Financial Statements
                               December 31, 1998

1. Business

  pcOrder.com, Inc., (the "Company") is a substantially wholly-owned subsidiary of Trilogy Software, Inc. and its predecessor entities including Trilogy Development Group, Inc. ("parent" or "Trilogy"). The Company commenced operations as a separate business unit within Trilogy on July 1, 1993 and was incorporated as a separate entity on July 18, 1994. The Company provides electronic commerce technology and tailored solutions to the manufacturers, distributors and resellers of computer products primarily in the U.S. The Company's products include software applications and support for those applications. The software applications consist of an integrated application suite that includes cataloging, quoting, pricing, availability, and product configuration. Content for these applications in the form of detailed product databases containing configuration, pricing, availability and specifications are also provided and updated by the Company. Customers can choose to have the Company host the software applications or install them at their site. In addition, the Company provides consulting services to help customers build and integrate electronic commerce capabilities to meet their specified needs.

2. Summary of Significant Accounting Policies

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences may be material to the financial statements.

 Revenue Recognition

  The Company adopted Statement of Position ("SOP") 97-2, Software Revenue Recognition, and SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2 as of January 1, 1998. SOP 97-2 and 98-4 provide guidance for recognizing revenue on software transactions and supersede SOP 91-1, Software Revenue Recognition. The adoption of SOP 97-2 and 98-4 did not have a material impact on the Company's financial results.

  Software and subscription revenues consist of subscription based or perpetual licensing fees under arrangements which provide customers with the right to use the respective product(s) and software maintenance fees. The Company generally sells the right to use its products under subscription based license arrangements which provide the customer with unlimited access to any new versions or releases and technical support at no additional charge over the term of the arrangement. Revenue for subscription based arrangements is recognized ratably over the term of the agreement and recognition commences when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed and determinable and collectibility is probable. The Company may also sell the right to use its products under a perpetual license arrangement. Revenue from perpetual licenses is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable, and collectibility is probable. Revenue recognized from perpetual license arrangements represented 33%, 7% and 15% of total revenues in 1996, 1997 and 1998, respectively. The Company also sells software maintenance which provides technical support and the right to unspecified upgrades on an if-and-when available basis. Revenue from software maintenance arrangements is recognized ratably over the term of the agreement and commences once implementation of the product has occurred.

                               pcOrder.com, Inc.

  Content revenues consist of fees charged for content access, entry, updates and maintenance services (collectively, "content maintenance"). Content maintenance provides the customer with constantly updated information within the catalog database, especially information that is specific to the customer's product offerings. Content fees are recognized ratably over the term of the arrangement generally commencing upon initial content entry.

  Service fees consist of integration, customization and training and are generally recognized as the services are performed, upon completion of specific contractual events or based on an estimated percentage of completion as work progresses. Services generally occur at the inception of a subscription or license arrangement to provide installation, integration, and/or customization to deploy the software products as well as training of customer personnel.

  Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue. Amounts recorded as deferred revenue that are not expected to be recognized as revenue within the following twelve months are classified as long-term.

  Effective December 15, 1998, the American Institute of Certified Public Accountants ("AICPA") issued SOP 98-9, Modification of SOP 97-2, "Software Revenue Recognition", With Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 and 98-4 extending the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company does not believe that the adoption of SOP 98-9 will have a material effect on the Company's financial condition or results of operations.

 Product Development and Database Maintenance Cost

  The Company's policy is to capitalize eligible computer software costs upon achievement of technological feasibility, which the Company has defined as completion of a working model, subject to net realizable value considerations. As of December 31, 1998, no significant costs have met this criteria and, accordingly, the Company has charged all software development costs to expense as incurred in the accompanying statements of operations.

  Research and development expenses are expensed as incurred.

  Costs to maintain the Company's proprietary database are expensed as incurred and are included as a cost of content and service revenues.

 Net Loss per Share

  The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") 128, Earnings Per Share. Basic net loss per share is computed by dividing net loss available to Common Stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share is calculated using the weighted average number of outstanding shares of Common Stock plus dilutive common stock equivalents. For the years ended December 31, 1996, 1997, and 1998, there was no impact from common stock equivalents under the treasury stock method. For the year ended December 31, 1998, approximately 1,200,000 common equivalent shares are excluded from the diluted calculation as they are anti-dilutive. Accordingly, basic and diluted net loss per share are the same for all periods presented.

  In February 1998, the SEC issued Staff Accounting Bulletin ("SAB") 98 which requires issuances of common stock, options and warrants for nominal consideration in periods preceding an initial public offering to be included in the calculations of earnings per share as if they were outstanding
                               pcOrder.com, Inc.

for all periods presented. To date, the Company has had no issuances of common stock, options or warrants for nominal consideration.

 Comprehensive Income

  In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, Reporting Comprehensive Income. The Company adopted SFAS 130 during the year ended December 31, 1998. There was no impact to the Company as a result of the adoption of SFAS 130, as there were no differences between net loss and comprehensive loss for all periods presented.

 Cash and Cash Equivalents

  Cash equivalents consist primarily of cash deposits and money market investments with original maturities of ninety days or less when purchased.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of 18 months to 5 years.

 Segments

  In June 1997, the FASB issued SFAS 131, Disclosures about Segments of an Enterprise and Related Information. The Company adopted SFAS 131 during the year ended December 31, 1998. Such adoption did not have a material effect on the Company's financial disclosures as the Company continues to consider its business activities as a single segment.

 Internally Used Computer Software

  In March 1998, the AICPA issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. The Company is required to implement SOP 98-1 for the year ending December 31, 1999. Adoption of SOP 98-1 is not expected to have a material impact on the Company's financial condition or results of operations.

 Income Taxes

  The liability method is used for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

  The Company has entered into a tax allocation agreement with Trilogy. Accordingly, the Company's operations are included in the consolidated income tax returns filed by Trilogy. The current income tax provision (benefit) in the accompanying financial statements has been computed as follows:

  In the case of a current income tax provision, the Company recognizes the amount of expense as if the Company had filed separate income tax returns with the liability shown as a payable to Trilogy.

  In the case of a current income tax benefit, the Company recognizes the amount of benefit the consolidated group obtained through utilization of net operating losses and other tax attributes, resulting in a reduction in the payable to Trilogy.

Deferred tax expense (benefit) is computed as if the Company had not been included in the consolidated tax group of Trilogy.

The pro forma disclosure on the statements of operations reflects adjustments to the 1998 income tax benefit as if the Company had filed a separate income tax return.

                               pcOrder.com, Inc.

 Financial Presentation

  Certain prior year amounts have been reclassified to conform to the 1998 presentation.

3. Concentration of Credit Risk and Significant Customers

  Cash and accounts receivable potentially expose the Company to concentrations of credit risk, as defined by SFAS 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk. Excess cash is placed with highly rated financial institutions. The Company provides credit, in the normal course of business, to a number of customers geographically dispersed throughout the U.S. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company generally requires certain up-front payments from customers, and customers can be denied access to the product in the event of non-payment.

  The following table summarizes the changes in the allowance for doubtful accounts for 1996, 1997, and 1998 (in thousands):

   Balance at December 31, 1995........................................... $ 40
     Additions charged to costs and expenses..............................  165
     Write-off of uncollectible accounts..................................  (92)
                                                                           ----
   Balance at December 31, 1996...........................................  113
     Additions charged to costs and expenses..............................  315
     Write-off of uncollectible accounts.................................. (147)
                                                                           ----
   Balance at December 31, 1997...........................................  281
     Additions charged to costs and expenses..............................  112
     Write-off of uncollectible accounts..................................  (43)
                                                                           ----
   Balance at December 31, 1998........................................... $350
                                                                           ====

  Sales to individual customers constituting 10% or more of total revenues for each year were as follows (in thousands):

                                                        Year ended December 31,
                                                       -------------------------
                                                         1996     1997    1998
                                                       -------- -------- -------
   Customer No. 1..................................... $    958 $     -- $    --
   Customer No. 2.....................................      935       --      --
   Customer No. 3.....................................    1,397    4,070   3,833
   Customer No. 4.....................................    1,588       --      --
   Customer No. 5.....................................       --       --   3,523
   Customer No. 6.....................................       --       --   2,975

4. Related Party Transactions

  Effective September 1, 1998, the Company and Trilogy entered into a technology, services and license agreement that amended a master license agreement signed in 1994. Under the new agreement, each party granted the other a nonexclusive, irrevocable, perpetual, worldwide, fully paid-up license to internally use, make, reproduce and/or prepare derivative works of the products of the other party, or to sublicense any non-party to do so, subject to certain confidentiality restrictions. The Company and Trilogy are each obligated to pay to the other monthly royalties on (i) license fees derived from sales of products that incorporate, and/or data maintenance services related to, the other
                               pcOrder.com, Inc.

party's technology; (ii) software maintenance fees other than data maintenance services in connection with products that incorporate the other party's technology; and (iii) on-line subscription service fees from products that incorporate the other party's technology. The rights granted to Trilogy by the Company are subject to change of control provisions as described in the agreement. For each of the three years in the period ended December 31, 1998, the Company committed to pay royalties annually to Trilogy pursuant to the applicable agreements in effect at that time, as follows:

  . 20% of the license fees derived from sales of the Company's products.

  . 9% of software maintenance fees related to the Company's products.

  . 6% of subscription fees from sales of the Company's products.

  Such royalties amounted to approximately $312,000, $583,000 and $1,072,000 in the years ended December 31, 1996 and 1997 and 1998, respectively.

  The Company operates under a services agreement with Trilogy whereby Trilogy provides certain services on behalf of the Company as follows:

  . Management services in the form of on-going support in business operations.

  . Financial services support in the form of insurance and risk management, tax reporting assistance and payroll processing.

  . Human resources support in the form of advice and assistance with respect to compensation, employee benefits and other employee matters.

  . Certain administrative services.

  The above services agreement may be modified as deemed necessary, upon mutual consent between Trilogy and the Company.

  Prior to 1998, the Company subleased its office space from Trilogy in accordance with a facility agreement.

  In consideration of receipt of the above services and facilities, the Company must reimburse Trilogy for its pro rata share of the total cost of such services and facilities based upon its pro rata share of total full-time equivalent employees and its pro rata share of total space occupied, respectively. The Company was charged by Trilogy for such services and facilities approximately $455,000, $443,000 and $294,000 in the years ended December 31, 1996, 1997 and 1998, respectively.

  In addition to the above fees and services, during 1998 the Company also committed to pay Trilogy approximately $1,240,000 for technical new hire recruiting and training services performed by Trilogy on behalf of the Company. Such amount has been allocated to various departments within the Company that have directly benefited from these services.

  See also Notes 2, 6 and 8.

                               pcOrder.com, Inc.

5. Property and Equipment

  Property and equipment consists of the following (in thousands):

                                                                 December 31,
                                                                ---------------
                                                                 1997    1998
                                                                ------  -------
   Furniture and fixtures...................................... $   --  $   275
   Equipment...................................................  1,375    3,306
   Software....................................................     --      135
   Leasehold improvements......................................     --      292
                                                                ------  -------
                                                                 1,375    4,008
   Accumulated depreciation....................................   (881)  (2,070)
                                                                ------  -------
   Net property and equipment.................................. $  494  $ 1,938
                                                                ======  =======

6. Income Taxes

  Significant components of the provision for income tax expense (benefit) attributable to continuing operations are as follows (in thousands):

                                                               Year ended
                                                              December 31,
                                                            -------------------
                                                            1996   1997   1998
                                                            -----  -----  -----
   Current:
     Federal............................................... $ 269  $(239) $(361)
     State.................................................    23    (25)   (25)
                                                            -----  -----  -----
                                                              292   (264)  (386)
   Deferred:
     Federal...............................................  (427)   627    --
     State.................................................   (56)    64    --
                                                            -----  -----  -----
                                                             (483)   691    --
                                                            -----  -----  -----
                                                            $(191) $ 427  $(386)
                                                            =====  =====  =====

  A current tax benefit has been recorded for the years ended December 31, 1997 and 1998, resulting from utilization of the Company's net operating losses and tax credits within the Trilogy consolidated income tax return. The recorded benefits are reimbursed to the Company under the provisions of the intercompany tax allocation agreement.

                               pcOrder.com, Inc.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying values of assets and liabilities for financial reporting purposes and the values used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                  December 31,
                                                                  -------------
                                                                  1997    1998
                                                                  -----  ------
   Deferred tax assets:
     Deferred revenue............................................ $ 257  $3,084
     Stock option compensation, net of exercises.................   --      564
     Accrued wages and other.....................................   128     136
     Depreciation and related amounts............................    98     195
     Bad debt and other non-deductible allowances................   201     250
                                                                  -----  ------
   Total deferred tax assets.....................................   684   4,229
   Valuation allowance for deferred tax assets...................  (684) (4,229)
                                                                  -----  ------
   Net deferred taxes............................................ $  --  $  --
                                                                  =====  ======

  A valuation allowance has been provided to offset the deferred tax assets at December 31, 1998 due to uncertainties regarding the future realization of such deferred tax assets. The valuation allowance increased by $684,000 in the year ended December 31, 1997. A deferred tax asset has not been recorded for any net operating losses and other tax attributes as they have been utilized in the Trilogy consolidated tax return, as previously discussed.

  The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense (benefit) is as follows:

                               Year ended
                              December 31,
                            ---------------------
                            1996    1997    1998
                            -----   -----   -----
   Tax at U.S. statutory
    rate................... (34.0)% (35.0)% (35.0)%
   State taxes--net of
    federal benefit........  (2.8)   (3.0)   (3.6)
   Non-deductible expenses
    and other..............   2.4     5.6     0.4
   Change in valuation
    allowance..............    --    97.7    35.5
   Other...................  (3.7)   (4.3)   (1.2)
                            -----   -----   -----
                            (38.1)%  61.0 %  (3.9)%
                            =====   =====   =====

  The exercise of certain stock options which have been granted under the Company's stock option plan resulted in compensation which is includable in the taxable income of the applicable option holder and deductible by the Company for federal and state income tax purposes.

7. Employee Benefit Plan

  Trilogy sponsors a defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code. The Plan is available to all full-time employees of the Company on the first day of the month following employment. The Plan is funded through employee contributions. The Company's only expenses relating to the Plan are administrative costs, which are not significant.

                               pcOrder.com, Inc.

8. Stockholders' Equity

  On February 2, 1999, the authorized capital stock of the Company was reclassified as set forth in the Amendment to the Certificate of Incorporation and consists of 37,243,000 shares of Class A Common Stock, par value of $.01 per share, 12,757,000 shares of Class B Common Stock, par value of $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. Each share of common stock of the Company not owned by Trilogy was reclassified into one share of Class A Common Stock and each share of Common Stock owned by Trilogy was reclassified into one share of Class B Common Stock. The Class A Common Stock and Class B Common Stock have substantially identical rights other than as described below.

  The Class B Common Stock entitles its holders to eight votes per share while the Class A Common Stock entitles its holders to one vote per share on all matters submitted to a vote or for the consent of stockholders. The shares of Class B Common Stock are convertible at any time prior to a tax free spin-off at the option of the holder into shares of Class A Common Stock on a share-for-share basis. Each outstanding share of Class B Common Stock will automatically be converted into a share of Class A Common Stock upon any transfer of such share, if after the transfer, such share is not owned by Trilogy, an affiliate of Trilogy, or a non-affiliate of Trilogy which acquires more than 50% of the then outstanding Class B Common Stock in a single transaction. In addition, subject to certain conditions, then outstanding shares of Class B Common Stock will automatically convert, after the fifth anniversary of the first transfer of Class B Common Stock in a tax free spin-off. The effect of this reclassification has been reflected for all periods presented in the accompanying financial statements.

 Asset Transfer Agreement

  Effective June 1, 1996, the Company entered into an asset transfer agreement with Trilogy whereby the Company received title to certain property and equipment in consideration for the issuance of 11,520,000 shares of the Company's Class B Common Stock to Trilogy. In connection with the agreement, Trilogy effectively forgave all amounts owed by the Company to Trilogy for the purchase of such property and equipment, resulting in contributed capital of approximately $337,000. The effect of this transaction has been reflected as of December 31, 1995. See also Note 4.

 Stock Option Plans

  The Company's 1996 Stock Option Plan ("1996 Plan") provides for the grant for up to 3,500,000 shares of Class A Common Stock of incentive and nonqualified options to employees. The stock options vest over various terms, generally with 0% to 25% exercisable immediately, and an additional 18.75% to 40% exercisable each year thereafter until the option is fully exercisable. The term of each option is 10 years from the date of grant.

  The Company has elected to follow the Accounting Principles Board Opinion ("APB") 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the estimated market price of the underlying stock on the date of grant, no compensation expense is recognized. In connection with certain options granted during 1998, the Company is recognizing compensation expense totaling approximately $2,811,000 over the vesting period. This amount represents the difference between the exercise prices and the deemed fair values of stock option grants for 941,142 shares of Class A Common Stock. The exercise prices and the deemed fair values for such grants ranged from $3.00 to $10.00 per share and $6.40 to $11.00 per share, respectively, during the period in which such options were granted. At December 31, 1998, the
                               pcOrder.com, Inc.

Company had a total of approximately $1,726,000 remaining to be amortized over the corresponding vesting period of each respective option, generally four years. A deferred tax benefit is recorded for the amortized compensation expense if and when the Company realizes the associated tax benefits of the options. As of December 31, 1998, such deferred tax benefits have been fully reserved by a valuation allowance due to their uncertain future utilization.

  Pro forma information regarding net loss and net loss per share is required by SFAS 123, Accounting for Stock Based Compensation, which also requires that the information be determined as if the Company had accounted for its employee stock options granted under the fair value method prescribed by SFAS 123. The fair value for these options was estimated at the date of grant using a minimum value option pricing model (0% volatility) for options granted prior to the Company's initial filing on Form S-1 dated September 4, 1998. The fair value for options granted subsequent to the initial filing date were estimated at the date of grant using the Black-Scholes pricing model and a volatility of 40%. The fair value of options was estimated under both pricing models with the following weighted-average assumptions:

                                                          1996    1997    1998
                                                         ------- ------- -------
   Risk-free interest rate..............................  5.8%    6.4%    5.0%
   Dividend yield.......................................   0%      0%      0%
   Weighted-average expected life of options............ 5 years 5 years 5 years

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma compensation expense and net loss for 1996, 1997 and 1998 are as follows (in thousands, except per share amounts):

                                                     Year ended December 31,
                                                     -------------------------
                                                      1996    1997      1998
                                                     ------  -------  --------
   Net loss (in thousands):
     As reported.................................... $ (310) $(1,128) $ (9,638)
     Pro forma...................................... $ (351) $(1,401) $(10,408)
   Basic and diluted net loss per share:
     As reported.................................... $(0.02) $ (0.09) $  (0.75)
     Pro forma...................................... $(0.03) $ (0.11) $  (0.81)

  During 1998, the Company granted a total of 160,000 options to certain non-employees which vested immediately. In connection with such grants, the Company recorded stock compensation expense of $383,000 in 1998 based on the Black-Scholes pricing model, using a volatility factor of 40%, a risk-free interest rate of 5.6% and a dividend yield of 0%.

                               pcOrder.com, Inc.

  A summary of changes in common stock options is as follows:

                                                                       Weighted-
                                                                        Average
                                                                       Exercise
                                                             Price       Price
                                                Shares     Per Share   Per Share
                                              ----------  ------------ ---------
   Options outstanding December 31, 1995
     Granted.................................  2,040,300  $       3.00   $3.00
     Exercised...............................         --            --      --
     Surrendered.............................         --            --      --
                                              ----------  ------------   -----
   Options outstanding December 31, 1996.....  2,040,300  $       3.00   $3.00
     Granted.................................    158,500  $       3.00   $3.00
     Exercised...............................       (225) $       3.00   $3.00
     Surrendered.............................     (7,750) $       3.00   $3.00
                                              ----------  ------------   -----
   Options outstanding December 31, 1997.....  2,190,825  $       3.00   $3.00
     Granted.................................  2,590,076  $3.00-$10.00   $4.31
     Exercised...............................   (148,377) $       3.00   $3.00
     Surrendered............................. (1,425,450) $3.00-$ 8.00   $3.13
                                              ----------  ------------   -----
   Options outstanding December 31, 1998.....  3,207,074  $3.00-$10.00   $4.00
                                              ==========  ============   =====

  At December 31, 1998, there were 144,324 options available for grant under the 1996 Plan. At December 31, 1998, the Company had reserved 3,351,398 shares of common stock for issuance in connection with the exercise of stock options granted pursuant to the 1996 Plan.

  The following table summarizes information concerning outstanding options as of December 31, 1998:

                      Options Outstanding                           Options Exercisable
----------------------------------------------------------------- ------------------------
  Range of                                           Weighted-                Weighted-
  Exercise                   Weighted-Average         Average                  Average
   Prices      Number   Remaining Contractual Life Exercise Price  Number   Exercise Price
------------  --------- -------------------------- -------------- --------- --------------
$       3.00  2,604,190         8.90 years             $3.00      1,043,263     $3.00
$6.40-$10.00    602,884         9.70 years             $8.34        160,000     $8.00
              ---------                                           ---------
$3.00-$10.00  3,207,074         9.05 years             $4.00      1,203,263     $3.66

                                                  Year Ended December 31,
                                              --------------------------------
                                                 1996       1997       1998
                                              ---------- ---------- ----------
Weighted-average deemed fair value of stock
 options granted during the year:
  Exercise price equal to fair value of stock
   on date of grant..........................      $0.76      $0.82      $1.22
  Exercise price less than fair value of
   stock on date of grant....................         --         --      $4.73
Weighted-average remaining contractual life
 of options.................................. 9.83 years 8.88 years 8.73 years


  In March 1997, under the terms of an applications subscription arrangement, the Company gave the right to require the Company to grant to a customer an option to purchase up to 320,000 shares of common stock of the Company if one of certain specified events occurs, including an initial public offering. As of December 31, 1998, no specified event had occurred and the option was not
                               pcOrder.com, Inc.

outstanding. At the time the option is issued, the exercise price will be set as the fair market value of the underlying stock. The number of shares subject to the option shall be adjusted for any dilutive event which occurs between March 1997 and the date of issuance of the option.

  On February 3, 1999, the Company adopted the 1999 Stock Incentive Plan ("1999 Plan"). Under the 1999 Plan, the eligible individuals are: employees, non-employee members of the Board of Directors and consultants. The types of awards that may be made under the 1999 Plan include, but are not limited to, options to purchase shares of the Company's Class A Common Stock, stock appreciation rights, restricted shares, dividend equivalent rights, performance units and performance shares. The Company has reserved 1,500,000 shares for issuance under the 1999 Plan, plus an annual increase beginning January 1, 2000 equal to five percent (5%) of the total number of shares of Class A Common Stock and Class B Common Stock outstanding on the first day of each fiscal year of the Company.

9. Commitments and Contingencies

 Lease Arrangements

  The Company leases office facilities under various operating leases expiring from 1999 to 2003. Future lease commitments for office facilities as of December 31, 1998 are as follows (in thousands):

     1999................................................................... 484
     2000...................................................................  44
     2001...................................................................  36
     2002...................................................................  35
     2003...................................................................   8

  Rent expense for the year ended December 31, 1998 was approximately $563,000. Prior to 1998, the Company leased its office facilities from Trilogy. See Note 4.

 Litigation

  The Company has filed a lawsuit against a former employee, and the former employee has filed a separate lawsuit regarding commissions owed to the former employee by the Company. While the ultimate result of this matter cannot be currently predicted, management does not expect it to have a material adverse effect on the financial position of the Company.

  The Company is involved in various other lawsuits and legal proceedings which have arisen in the normal course of business. While the ultimate results of these other matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position of the Company.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Credit Suisse First Boston Corporation and SG Cowen Securities Corporation are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     Number of
                                                                     Shares of
                              Underwriter                           Common Stock
                              -----------                           ------------
   Goldman, Sachs & Co.............................................    850,000
   Credit Suisse First Boston Corporation..........................    425,000
   SG Cowen Securities Corporation.................................    425,000
   BancBoston Robertson Stephens Inc. .............................     76,000
   Donaldson, Lufkin & Jenrette Securities Corporation.............     76,000
   Edward D. Jones & Co., L.P. ....................................     76,000
   Advest, Inc. ...................................................     34,000
   J.C. Bradford & Co. ............................................     34,000
   Dain Rauscher Wessels
    a division of Dain Rauscher Incorporated.......................     34,000
   Legg Mason Wood Walker, Incorporated............................     34,000
   Sands Brothers & Co., Ltd. .....................................     34,000
   SoundView Technology Group, Inc. ...............................     34,000
   Stephens Inc. ..................................................     34,000
   Wit Capital Corporation.........................................     34,000
                                                                     ---------
     Total.........................................................  2,200,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.85 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of the Prospectus to purchase up to an aggregate of 330,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,200,000 shares of Class A Common Stock offered.

  The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing on the date of this Prospectus) which are substantially similar to the shares of Class A Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Class A Common Stock, without the prior written consent of the Goldman, Sachs & Co., except for the shares of Class A Common Stock offered in connection with the offering.

  In connection with the offering, the Underwriters may purchase and sell the Class A Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such shares of Class A Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Class A Common Stock offered by them.

  Prior to this offering, there has been no public market for the Company's Class A Common Stock. The initial public offering price will be negotiated among the Company and the representatives. Among the factors considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  Up to approximately ten percent of the shares of Class A Common Stock offered hereby have been reserved for sale at the initial public offering price to the Company's employees, directors and other individuals with direct business relationships with the Company. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

  The shares of Class A Common Stock have been approved for quotation on the Nasdaq National Market under the symbol "PCOR".

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act. In addition, Trilogy has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act, arising from certain information included in this Prospectus that relates to Trilogy.

Inside Back Cover

        Company Logo

        "Moving the Computer Industry to the Web".

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 No person has been authorized to give any information or to make any repre-sentations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the infor-mation contained herein is correct as of any time subsequent to its date.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Use of Proceeds...........................................................   27
Dividend Policy...........................................................   27
Capitalization............................................................   28
Dilution..................................................................   29
Selected Financial Data...................................................   30
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   31
Business..................................................................   42
Relationship with Trilogy.................................................   56
Management................................................................   61
Certain Transactions......................................................   70
Principal Stockholders....................................................   74
Description of Capital Stock..............................................   75
Shares Eligible for Future Sale...........................................   78
Legal Matters.............................................................   79
Experts...................................................................   80
Additional Information....................................................   80
Index to Financial Statements.............................................  F-1
Underwriting..............................................................  U-1

 Through and including March 22, 1999 (the 25th day after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Pro-spectus. This is in addition to the obligation of dealers to deliver a Pro-spectus when acting as Underwriters and with respect to their unsold allot-ments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,200,000 Shares

                               pcOrder.com, Inc.

                             Class A Common Stock

                          (par value $0.01 per share)

                           -------------------------


                           [pcOrder.com, Inc. Logo]

                           -------------------------

                             Goldman, Sachs & Co.

                          Credit Suisse First Boston

                                   SG Cowen

                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------